82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

[redacted]

02030546

REGISTRANT'S NAME First Tractor Co Ltd

*CURRENT ADDRESS ____________________

**FORMER NAME ____________________

PROCESSED
APR 16 2002
THOMSON FINANCIAL

**NEW ADDRESS ____________________

FILE NO. 82- 4772 FISCAL YEAR 12-31-00

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DATE : 3/15/02

第一拖拉機股份有限公司
FIRST TRACTOR COMPANY LIMITED



2000 Annual Report 年報

Contents 目錄


務實求進 勤懇耕耘
SPARING NO PAINS TO MAKE
CONCRETE PROGRESS

Corporate Information 公司資料

Registered Name of the Company
First Tractor Company Limited

Registered Address
154 Jian She Road
Luoyang, Henan Province
The People's Republic of China
Tel : (86 379) 496 7038
Fax : (86 379) 496 7438

Website:
http://www.first-tractor.com.cn

Business Registration Number
QGYZZ 003242

Legal Representative of the Company
Fang Gang

Company Secretary and Head of Investor Relations Department
Jiang Guo Liang

Principal Bankers
Industrial and Commercial Bank of China
Bank of China
Construction Bank of China
Bank of Communications
Agricultural Bank of China

International Auditors
Ernst & Young
15th Floor, Hutchison House
10 Harcourt Road, Central
Hong Kong

公司註冊名稱
第一拖拉機股份有限公司

公司註冊地址
中華人民共和國
河南省洛陽市建設路154號
電話：(86 379) 496 7038
傳真：(86 379) 496 7438

公司網址
http://www.first-tractor.com.cn

工商登記號碼
企股豫總字第003242號

公司法定代表人
方剛

公司秘書兼投資者關係部門主管
姜國梁

主要往來銀行
中國工商銀行
中國銀行
中國建設銀行
交通銀行
中國農業銀行

國際核數師
安永會計師事務所
香港中環夏慤道10號和記大廈15樓

Legal Advisers

PRC
Zhong Lun Law Firm
12/F., ChinaMerchants Onward Science & Trade Center
No. 2 Donghuannanlu, Jianwai Street,
Beijing 100022, China

Hong Kong
Li & Partners
21/F., Worldwide House
Central
Hong Kong

H Share Listing

The Stock Exchange of Hong Kong Limited
Stock Code 0038

H Share Registrars and Transfer Office

Hong Kong Registrars Limited
2/F., Vicwood Plaza
199 Des Voeux Road Central
Central, Hong Kong

Address for Inquiries

PRC
Secretary's office of First Tractor Company Limited
154 Jian She Road
Luoyang, Henan Province
The People's Republic of China
Tel : (86 379) 496 7038
Fax : (86 379) 496 7438
E-mail address : msc0038@public2.lyptt.ha.cn

Hong Kong
Li & Partners
21/F., Worldwide House
Central
Hong Kong
Tel : (852) 2501 0088
Fax : (852) 2501 0028

Investor and Media Relations

Wonderful Sky Public Relations and
Financial Consultant Company Limited
Unit 2808, 28th Floor, Office Tower, Convention Plaza
1 Harbour Road, Wanchai, Hong Kong
Tel : (852) 2851 1038
Fax: (852) 2815 1352

公司律師

中國
中倫金通律師事務所
中國北京市
建國門外東環南路2號北京招商局大廈12層
郵編：100022

香港
李偉斌律師行
香港中環環球大廈21樓

H股股份上市

香港聯合交易所有限公司
股份代號0038

H股股份過戶登記處

香港證券登記有限公司
香港中環德輔道中199號維德廣場2樓

公司資料索取地址

中國
第一拖拉機股份有限公司董事會秘書室
中華人民共和國
河南省洛陽市建設路154號
電話：(86 379) 496 7038
傳真：(86 379) 496 7438
電子郵箱：msc0038@public2.lyptt.ha.cn

香港
李偉斌律師行
香港中環環球大廈21樓
電話：(852) 2501 0088
傳真：(852) 2501 0028

投資者及傳媒關係

皓天公關財經顧問有限公司
香港灣仔港灣道1號
會展廣場辦公大樓2808室
電話：(852) 2851 1038
傳真：(852) 2815 1352

Financial Highlights 財務摘要

		For the year ended 31st December 截至十二月三十一日止年度	
		2000 二零零零年 RMB'000 人民幣千元	1999 一九九九年 RMB'000 人民幣千元
TURNOVER	營業額	1,997,314	2,865,137
Profit/(loss) from operating activities	經營業務溢利／(虧損)	(119,887)	143,352
Finance costs	財務費用	(19,627)	(12,635)
Share of profits/(losses) of associates	應佔聯營公司溢利／(虧損)	(29,403)	2,101
Share of profit of a jointly-controlled entity	應佔聯合控制企業溢利	861	5,191
Profit/(loss) before tax	除稅前溢利／(虧損)	(168,056)	138,009
Tax	稅項	(13,142)	(44,294)
Profit/(loss) before minority interests	未計少數股東權益前溢利／(虧損)	(181,198)	93,715
Minority interests	少數股東權益	24,145	(13,594)
Net profit/(loss) from ordinary activities attributable to shareholders	股東應佔日常業務純利／(虧損)	(157,053)	80,121
Earnings/(loss) per share	每股盈利／(虧損)	(20.01) cents/分	10.21 cents/分
Dividend per share	每股股息	— cents/分	5.30 cents/分

FIRST TRACTOR COMPANY LIMITED
第一拖拉機股份有限公司

- 90.1% — Brilliance China Machinery Holdings Limited 華晨中國機械控股有限公司
- 40% — First Tractor Ningbo C.S.I Tractor & Automobile Corp., Ltd. 一拖寧波中策拖拉機汽車有限公司
- 39.6% — Shanghai Qiangnong (Group) Company Limited 上海強農（集團）股份有限公司
- 70% — Guizhou Zhenning Biological Industrial Co., Ltd. 貴州鎮宁生物工業有限公司
- 90% — Yituo (Luoyang) Harvester Co., Ltd. 一拖（洛陽）收獲機械有限公司
- 51% — First Tractor Qingjiang Tractor Company Limited 一拖清江拖拉機有限公司
- 60% — First Tractor Shenyang Tractor Company Limited 一拖瀋陽拖拉機有限公司
- 99% — Luoyang Changlun Agricultural Machinery Co., Ltd. 洛陽長侖農業機械有限公司
- 92% / 8% — Luoyang High-new Changhong Industry and Commerce Co., Ltd. 洛陽高新長宏貿有限公司
- 51% / 49% — Yituo (Luoyang) Construction Machinery Co., Ltd. 一拖（洛陽）工程機械有限公司
- 65% — Yituo (Zhenjiang) Harvester Co., Ltd. 一拖（鎮江）收獲機械有限公司
- 51% / 49% — Yituo (Luoyang) Building Machinery Co., Ltd. 一拖（洛陽）建築機械有限公司
- 59% — Zhenjiang Huachen Huatong Road Machinery Company Limited 鎮江華晨華通路面機械有限公司
- 59% — Zhenjiang Huatong Aran Machinery Company Limited 鎮江華通阿倫機械有限公司

致各位股東：

本人謹此代表公司董事會向各位股東提呈二零零零年度報告，並向各位股東和關心、支持本公司的朋友表示由衷的致意。



方剛 董事長
FANG Gang Chairman

To Shareholders,

On behalf of the board of directors (the "Directors"), I am pleased to present the annual report of First Tractor Company Limited ("First Tractor" or the "Company") for the year ended 31st December, 2000. I would also like to take this opportunity to express our sincere gratitude to the shareholders of the Company.

Review of Results

During the reporting period, the gross domestic product of the PRC had increased by 8% as compared to the previous year. However, there was a decrease in the total volume of crops production by 9%. The trend of decline in the prices of crops persisted, representing a decrease of 8.3% over the same period in the previous year. The average income of farmers slightly increased by 2.1% from the same period of the previous year, which was less than the increase of the previous year. Owing to the factors of the structural adjustment in the agricultural industry, the decrease in the purchasing power of farmers and the "Three Withdrawals and Three Returns policy"(「三退三還」), this is the first time in the past five years that a negative growth rate in the agricultural industry was recorded. The total production value of the agricultural machinery industry declined by 7.2% from the previous year. The sales of large and medium tractors and small wheeled tractors in the PRC decreased by 37.3% and 21.7% respectively over the same period of the previous year, indicating a substantial decline in the profitability of the industry.

During the second half of 2000, there were substantial changes in the management of the Company. Confronted with severe adverse market conditions and keen competition in the industry, the management of the Company emphasized on controlling the decline in profitability in order to improve its results. The Company has adopted measures to strengthen its cost control, revamping its operation system, and enhancing the quality of the management. All these measures achieved preliminary effects and the results of the Company during the second half of the year improved. Operating loss decreased as compared with the first half of the year. As the macro economy did not achieve apparent improvement and the results were adversely affected by the unmarketable and outdated products of the Company, the Company recorded a loss for the year.



During the reporting period, the Company sold 9,542 units of large and medium tractors, representing a decrease of 28.25% over the same period in the previous year; 5,795 units of crawler tractors, representing a decrease of 34.34% over the same period as compared to last year; 3,747 units of large and medium wheeled tractors, representing a decrease of 16.23% over the same period in the previous year; and sold 63,887 units of small wheeled tractors, representing a decline of 41.13% over the same period as compared to last year.

1. Target cost management and cost control

Facing the bleak situation of a falling demand of the market, the Company is determined to focus on exploring its internal potential and to implement cost control operating strategy as follows: (i) implement target cost management in different aspects such as product design, purchase of materials, production procedure and sales, and extended the cost analysis to the plants and major divisions; (ii) implement stringent assessment and awarding staff by assessing the effectiveness of the target cost management achieved by each unit in comparison to the wages of each unit (The assessment was

業績回顧

報告期內，國內生產總值比去年增長8.0%；但全國糧食總產量減產9%，糧食價格繼續走低，下降8.3%；農民平均收入同比僅增長2.1%，增幅較去年縮小。受農業產業結構調整和農民購買力下降以及「三退三還」等因素影響，農機行業五年來首次出現負增長，農機工業總產值同比下降7.2%，全國大中型拖拉機銷量同比下降37.3%，小型輪式拖拉機同比下降21.7%，行業整體效益大幅下滑。

二零零零年下半年度本公司管理層進行了重大調整，面對嚴峻的市場形勢和激烈的行業競爭，公司管理層加強遏制經濟效益下滑，扭轉公司經營局面，在強化成本控制、轉換經營機制、提升管理水準等方面採取了諸多措施，收到了初步效果，使公司下半年的經營狀況有所改善。經營性虧損較上半年降低。但由於外部宏觀環境仍未有明顯改善，受公司產品結構調整相對滯後的制約，致使公司今年仍出現虧損。

報告期內，本公司銷售大中型拖拉機9,542台，同比下降28.25%，其中銷售履帶拖拉機5,795台，同比下降34.34%，大中型輪式拖拉機3,747台，同比下降16.23%；銷售小型輪式拖拉機63,887台，同比下降41.13%。

1. 目標管理與成本控制

針對市場需求下降的嚴峻形勢，公司確定了重點加強內部挖潛，向成本控制要效益的經營策略：(i)一是將目標成本管理貫穿在公司的產品設計、物資採購、生產製造、銷售等各個環節中，層層分解，細化到車間和關鍵班組，落實措施。(ii)二是嚴格考核，實行成本否決，將目標成本控制情況與各單位的工資總額掛鈎進行獎罰，實施月度滾動考核，確保成本控制指標的完成。(iii)三是積極開展價值工程，改進生產管理，通過技術進步和管理創新降成本。通過努力，公司各專業廠總體變動成本下降4.56%，可控費用下降4.46%，小拖單台成本平均下降人

conducted and accumulated on a monthly basis in order to ensure that the cost control index could be attained); (iii) actively pursue various improvement projects as well as improving production management through technological advancement and management innovation to reduce cost. The total variable cost of the Company's specialized plants decreased by 4.56% and the controllable expenses reduced by 4.46%. The unit cost of the small tractor declined by RMB1,000 on average which had effectively halted the downward trend of the results.

2. **Transformation of operating system and internal reform**

In order to survive the fierce competition in the market, the Company had further opened up the operations of certain specialized plants, actively exploring new operating system and the mode of operation. With regard to the subsidiaries, the Company set up remuneration policy on an annual basis, implemented risk pledging policy by senior management of each of the subsidiaries and put additional efforts in encouraging and awarding its staff. Besides, the Company promoted reform in personnel management, transformed the policies of appointment of staff and work allocation. There were apparent enhancement in the operation system of the Company and the awareness of the importance of competition among the staff.



3. **Quality management system and product quality**

The Company has passed the ISO9002 examination which was conducted by a third party. The Company had further reviewed and set its targets, amended and perfected its documentation in relation to its quality system, strengthened the examination and assessment of the quality system in compliance with the relevant requirements of the quality enhancement system. As a result, the achievement of having passed the examination could be consolidated. The Company had put more efforts on quality improvement and completed 48 projects with respect to quality improvements and 30 projects relating to quality assurance. A quality retrospective system has been established so that random inspection and assessment on the quality of products were strengthened. Consequently, there was significant improvement in the quality of our products. The zero hour assessed U-value of small tractors dropped by 4.46% as compared with the same period of the previous year. There was decrease in the zero hour assessed U-value of crawler tractors as well. The rates of compensation for crawler tractor and small tractor had decreased by 4.6% and 1.03% respectively.

Prospects

The "Tenth Five-Year Plan Summary" of the State has set the target of attaining domestic economic growth rate at about 7% for the "Tenth Five-year" period and

民幣1,000元，有效地遏制了經營業績下滑。

2. **經營機制轉換與內部改革**

為了適應市場激烈競爭的需要，公司先後對部分專業廠實行了進一步放開經營，積極探索新的運營機制和經營模式。在各子單位推行年薪制，對各子單位主要領導實行風險抵押，加大激勵與獎罰力度。推進勞動人事制度改革，轉換用人與分配機制，使公司的運行機制和職工競爭意識有了明顯的改善。

3. **質量管理體系與產品質量**

在公司整體通過ISO9002第三方審核的基礎上，按照提高質量體系有效性的要求，進一步調整界定職責，修訂完善質量體系文件，強化質量體系審核評價，使貫標成果得以鞏固。強化質量改進工作，完成質量整改48項，質量攻關30項；建立了產品質量追溯制度，加強了產品質量監督抽查和質量考核評價，使產品實物質量有所提高，小拖的零小時審核U值同比下降4.46%，履拖的零小時審核U值亦有下降，履拖、小拖外賠率分別比去年同期下降4.6%和1.03%。

業務展望

國家「十五計劃綱要」確定了「十五」期間國民經濟平均增長7%左右的發展目標，並把加強農業基礎地位及增加農民收入作為工作的首要任務，這為農業和農機行業的發展營造了良好的宏觀經濟環境和有利的政策氛圍，有助於農業和農機行業的長遠發展。

二零零一年國家農業和農村工作的重點是：繼續推進農業產業結構的戰略性調整，全面提高農業素質和效益；堅持抓好糧食生產，增加農民收入；加快農村稅費改革，從根本上減輕農民負擔；加大投入力度，加強農業和農村基礎設施建設。這

regarded recognising the status of the agricultural industry and increasing the farmers' income as the most important mission during the period. This paved the way for the creation of a better macro-economic environment and the implementation of more constructive policy which are more favourable for the agricultural industry and the agricultural machinery industry. All these factors will facilitate the long-term development of the agricultural and the agricultural machinery industries.

In 2001, the State will place its emphasis on the following agricultural works: the continued promotion of strategic structural adjustment in the agricultural production industry, fully enhancement of the quality and profitability of the agricultural industry; improve crop production to increase the farmers' income; expedite reform in the taxes and fees payable in villages in order to lessen the burden on farmers; increase investment to strengthen the construction of infrastructure in the agricultural industry and villages. The implementation of these measures is a process which will help to improve the gloomy situation in the agricultural and crop production industries and to increase the demand and halt the trend of further decline in demand. But as affected by the policy of "Three Withdrawals and Three Returns" (「三退三還」) and the impact of low price levels of crops and the slowdown in the growth of the farmers' income, the problem of excessive supply over demand for agricultural machinery is still eminent in 2001, and the market situation will be bleak. It is difficult to foresee any significant improvement in the business environment of the Company's tractor business.



In 2001, the State will continue the adoption of an active fiscal policy and increase the investments in the construction of infrastructure. The commencement of the strategic development plan in the western region, the transmission of gas from the west to the east, the project of water delivery from the south to the north and the environmental conservation project, the construction of railways, roads and irrigation system and the increase in construction relating to the urbanization of villages will stimulate the demands for engineering machinery as well as the road machinery. These factors provide room for further development in the markets of the related business of the Company.

In view of the situation and business operation of the Company, the development strategies of the Company include the following: to consolidate the business of tractors, strengthen the operations of the road machinery and the engineering machinery. Furthermore, the Company will speed up the development of harvester machinery and agricultural machinery, the development of the business of spare parts and accessory, diversify its business and reinforce its cost management. The Company will expedite transformation of internal operating divisions to rationalize the internal operation and the management system. Measures will also be taken to reinforce the cost control and to explore any internal potential to raise its core competitiveness in order to improve the results of the Company. In 2001, the Company will adopt the following measures:

I. Conducting an in-depth renovation of the sales system and placing more emphasis on marketing

些措施的落實需要一個過程，有助於扭轉農業和糧食生產的低迷局面，創造新的需求，遏制農機需求的進一步下降趨勢。但受「三退三還」、糧價低位運行和農民收入增長遲緩等因素的影響，二零零一年農機的供需矛盾仍很突出，市場形勢仍然非常嚴峻。公司拖拉機業務的外部經營環境很難有根本性的改善。

二零零一年國家將繼續實行積極的財政政策，加大對基礎設施的投資力度。西部開發戰略的啟動、西氣東輸工程、南水北調工程、環境保護工程等項目的實施，鐵路、公路建設和農田水利基本建設、農村城鎮化建設項目的大量增加，將刺激對工程機械和路面機械的需求，為公司的相關業務提供了市場空間。

針對面臨的形勢和公司經營現狀，本公司的發展策略是：鞏固拖拉機業務，壯大路面機械與工程機械業務，加速培育收穫機械與農機具業務，開拓零部件配套業務，構築多元化業務支撐結構；加快內部經營機制轉換，整合內部業務與管理體制，強化成本控制，挖掘內部潛力，提升核心競爭力，盡快扭轉公司當前的經營局面。二零零一年公司將重點採取以下措施：

(一) 深化營銷體制改革，加大市場推廣與開拓力度

按照市場要求，進一步調整、完善與規範現有營銷中心的運營，改造現有的營銷網絡，提高其運營效果。強化促銷措施，改進新產品推廣與演示方法，提高營銷政策的靈活性、針對性、有效性。進一步完善、擴展營銷網絡的功能，加快「三包服務站」的網絡化改造與重新審定工作，建立新產品最終用戶檔案，跟蹤售後服務與產品質量，提高市場信息反饋的及時性和準確性。在鞏固原有傳統市場的同時，積極開發和培育新產品市場，加強履拖產品政府及集團採購項目的競標，下大力氣開拓壓路機與工程機械產品的西部市場 。

Based on the market demand, the Company will further rationalize, refine and standardize the operations of its existing sales service centres, renovating the existing sales networks and enhancing the profitability of its operations. The Company will strengthen the measures to be taken in promoting sales, improvement of the marketing and demonstration of the new products as well as the increase on flexibility, focus and effectiveness of the sales strategies. Also, the Company will further refine, increase the function of sales networks, expedite network renovation and review the work of the "three tier guarantee service points" (「三包服務站」) and prepare end user profiles for the new products. The Company will follow up after-sale services and the quality of products and make quicker and more accurate feedback to market information. The Company will consolidate the existing markets and will explore markets for new products at the same time. The Company will strengthen its tender for government and corporate projects in respect of purchase of crawler tractors. Besides, the Company will put more efforts in developing the markets of road roller and engineering machinery in the western region.

II. Strengthening the development of new products and speeding up adjustment in product mix

(1) The Company will expedite the rate of renovation of crawler tractors and exert efforts to promote the products of 902 and 1002 energy-saving models, develop various deviated models and expand scope of application in an attempt to halt the downward trend in sales as well as to consolidate their positions in the market.

(2) The Company will expedite the development of Dongfanghong 30/40 wheeled tractor and based on the existing models, further development will be made to the models of 304, 300A, 404, 450 and 454. There will also be development of horticultural models, deviated transportation models and corresponding auxiliary products will also be developed in order to meet the demand for expanding the economic scale of the agricultural industry so that the volume of export can be increased.

(3) The Company will speed up the launch of LF80-90 and 1004/1204 large wheeled tractors in the market with the objectives of increasing its market share in the PRC and enlarging the volume of exports as well as enhancing the quality and the refining functions.

(4) The Company will increase its investment in the road

(二) 加強新產品開發，加快產品結構調整步伐

(1) 加速履拖更新換代速度，大力推廣902型和節油型1002產品，開發各類變型、擴大使用範圍，抑制銷量下滑，鞏固其市場地位。

(2) 加快東方紅－30/40輪式拖拉機的發展，並在現有機型基礎上擴展304、300A、404、450、454等機型，開發園藝型、運輸變型和相應配套機型，滿足農業適度經濟規模發展的需求，擴大出口。

(3) 加快LF80－90、1004/1204大輪拖批量推向市場的速度，提高質量、完善功能、提高國內市場佔有份額，擴大出口。

(4) 加大對路面機械和工程機械的投資力度，提升能力與水平。加快YZ25GD、YZ16G壓路機、大型瀝清拌機設備和9－12米攤鋪機以及TY165、T100工業推土機的發展，發揮機組配套優勢，迎合西部開發需求。加快與國外企業合作步伐，促使其快速成長為公司的主要支撐業務。



machinery and engineering machinery as well as enhancing their functions and standard. Also, the Company will expedite the development of YZ25GD and YZ16G road rollers, large bitumen mixing equipment and 9-12 M pavers, TY165 and T100 industrial bulldozers so as to make use of the advantages of these accessory machinery to meet the needs of the development in the western region. The Company will expedite its cooperation with the foreign enterprises in order to speed up its growth so as to facilitate this business as the principle business of the Company.

(5) The Company will step up the development of harvester, improve the quality standard, increase its species and expand the scale in order to benefit from the policy of economy of scale. In the meantime, the Company will develop and conduct research on the major accessory agricultural machinery. Its leading products can therefore exploit the synergy of its fully equipped products of the agricultural machinery of the Company. This can facilitate mutual development of the business which aims at carrying out the production of large agricultural machinery.

III. The Company will adopt more effective measures and reinforced its internal cost control

The Company will lower the production costs by means of implementing measures such as target cost management, reforming the purchase of raw materials, renovating the distribution of spare parts and proceeding with valuable engineering project so as to increase its profitability and its price competitiveness.

IV. Fully utilization of existing assets and exploring internal potential

The Company will utilize the excessive processing and storage facilities of the specialized plants to engage in and organize the development of spare parts and accessories businesses in order to increase the asset utilization rate.

The Company will reinforce its strategic development plan, review and evaluate its strategies in respect of the acquisition and merger to reorganize the business of the Group. By strengthening the optimization of resources and renovation in management, it is anticipated that transformation of the Company's system can be procured with emphasis on simplicity and efficiency. The Company has appointed A.T. Kearney Co. Ltd. as its management consultants.

The Company will make good use of its capital and its advantages of advanced technology and sales network as a result of rationalizing strategies and optimization of resources. The Directors considers that the Company is able to improve its results in the near future and to procure the development of the Company. Consequently, the Company will resume a more positive development.

By order of the Board
Fang Gang
Chairman

Luoyang, the PRC
25 April 2001

(5) 加速收穫機械業務的發展，提高質量、增加品種、擴大規模，盡快形成規模效益。與此同時，開發研製與公司主導產品配套的農機具、充分發揮農機成套產品的優勢互補、互相促進的功能，向大農機方向發展。

(三) 採取強而有力的措施，加強內部成本控制

公司將通過實施目標成本管理、改革物資採購，整頓擴散配套件、開展價值工程降耗等措施，降低成本，提高盈利能力和價格競爭力。

(四) 盤活存量資產，挖掘內部潛力

充分利用富裕加工能力與存量設備，引導和組織專業廠發展對外零部件配套業務，提高資產利用率。

本公司亦將加強戰略規劃，重新審核購併策略，整合集團現有業務，加強資源優化配置和管理創新，以精簡、高效為中心，推進公司經營機制轉換。本公司已聘請美國科爾尼管理諮詢公司作為公司管理顧問。

本公司董事相信，通過戰略調整和資源優化配置，本公司將充分發揮資金、技術和營銷網絡優勢，盡快扭轉虧損局面，促進公司發展，使其步入良性發展的軌道。

承董事會命
方剛
董事長

中國・洛陽
二零零一年四月二十五日



Analysis of Results

For the year ended 31st December, 2000, the total turnover of the Group amounted to approximately RMB1,997,314,000, representing a decrease of 30.29% over the same period of last year. The consolidated loss after tax and minority interests was RMB157,053,000, representing a 296% decrease over the previous year. Loss per share amounted to RMB20.01 cents.

The Company has incurred a loss which was mainly due to (i) the operating loss of approximately RMB107 million and (ii) various provisions made during the year amounting to approximately RMB50 million. The loss was mainly attributable to the structural adjustment in the agricultural industry implemented by the State during the past few years and the persistence of decline in the prices of grains and agricultural products during the reporting period, resulting in a reduction in farmers' income. Consequently, there was a significant decrease in the purchasing power of agricultural machinery in the agricultural market. Due to the above reasons, the sales volume of smaller tractors and crawler tractors decreased by approximately 41.16% and 34.34% respectively during the reporting period. Such decreases in sales volume resulted in a decline in profit by RMB93,030,000. The Directors did not recommend the payment of a final dividend for the year ended 31st December, 2000.

財務成果分析

本集團截至二零零零年十二月三十一日止年度，共實現營業額約人民幣1,997,314,000元，較上年同期下降30.29%；除稅及少數股東權益後綜合虧損為人民幣157,053,000元，比上年同期下降296%；每股虧損為人民幣20.01分。

本公司虧損主要由兩方面構成：(i)經營性虧損約人民幣107百萬元，(ii)於年內提取的各項準備約為人民幣5,000萬元；經營性虧損之主要原因：由於過往年度國家對農業產業結構的調整及報告期內國內糧食、農產品價格持續走低，農民種糧收益減少，致使農機市場現實購買力大幅下降。由於上述原因，報告期內本公司小拖銷量下降了約41.16%，履拖銷量下降近34.34%。本公司由於銷量下降致使利潤減少了人民幣9,303萬元。董事會建議不派發截至二零零零年十二月三十一日止年度末期股息。



Cost Analysis

Facing increasing competition in the industry, the management of the Company emphasized on target cost management in 2000. The Company implemented the target cost management on design, purchase, production and sales on the basis of full participation and comprehensive control in different production procedures. The Company adopted "sunlight purchase"(「陽光採購」), which was a tender system with respect to purchase, and "market retrospective method"(「市場倒逼法」), which was a method of determining the costs of products based on market prices, on purchasing and production respectively. The Company has set up a target cost index for the specialized plants aiming at setting performance targets and assigning responsibilities to each individual worker. In 2000, the average purchasing cost reduced by 4.3% and controllable expenses of the specialized plants reduced by nearly RMB40,000,000 over the previous year. There was a greater decrease in operating loss of the Company in the second half than the first half of the year.

成本分析

面對愈來愈激烈的行業競爭，公司管理層把二零零零年度的工作重點定為目標成本管理。公司於設計、採購、生產及銷售各個環節實施了目標成本管理方法，開展了全員參與、全方位、全過程控制的目標成本管理。在採購環節上實行「陽光採購」－公開招標競價採購，在生產環節上採取「市場倒逼法」－以市場認可的定價為標杆，倒推確定產品的成本來測算目標成本，並分解指標到各專業廠，最終落實到每個人，形成人人頭上有指標，人人身上有責任，透過本公司全員上下的努力，在二零零零年度平均採購成本較去年下降了4.3%，專業廠可控費用比去年下降了近人民幣4,000萬元，在很大程度上遏制了虧損增長趨勢，公司生產經營性虧損下半年較上半年有大幅度的降低。

For the year ended 31st December, 2000, the administrative expenses of the Company amounted to RMB124,830,000, representing a decrease of 17.44% from the same period of the previous year. The decrease in administrative expenses of the Company indicated that the cost reduction measures adopted by the Company was not limited to production procedure but was implemented comprehensively and was observed by each of the staff. Furthermore, emphasis was placed on the importance of quality of the products. The three tier guarantee expenses decreased by nearly RMB3,000,000 during the year as compared with the same period in last year.

截至二零零零年十二月三十一日止年度，本公司管理費用為人民幣12,483萬元，較去年同期下降了17.44%。本公司管理費用的下降充分體現出公司降成本不僅在生產過程，而是在全方位展開降成本活動，在公司上下從領導到員工形成了一個人人講成本的良好氛圍；與此同時還加強了產品質量意識，本年度三包費用比去年同期減少了近人民幣300萬元。

Liquidity and Financial Analysis

As at 31st December, 2000, the cash and bank balances of the Group amounted to RMB967,290,000, which had decreased by RMB153,140,000, representing a decline of 13.66% as compared with 1999 (RMB:1,120,430,000).

資金流動性及財務分析

二零零零年十二月三十一日，本集團現金及銀行結餘為人民幣96,729萬元，較一九九九年（人民幣112,043萬元）下降了人民幣15,314萬元，下降幅度為13.66%；

Short-term bank and other loans of the Group amounted to RMB194,040,000, which had decreased by RMB3,930,000, representing a decrease of 1.98% as compared with 1999 (RMB:197,970,000). Long-term bank loans of the Group amounted to RMB24,790,000, representing an increase of 100% as compared with 1999.

本集團短期銀行及其他貸款為人民幣19,404萬元，較一九九九年(人民幣19,797萬元)下降了人民幣393萬元，下降幅度為1.98%；本集團的長期銀行貸款為人民幣2,479萬元，較一九九九年上升了100%。

The Group's accounts receivable before doubtful debt provision amounted to RMB670,330,000, which had increased by RMB16,170,000, representing an increase of 2.47% from that of 1999 (RMB654,160,000). Increase in trade receivables was mainly attributable to the financial difficulties suffered by certain agricultural machinery companies in the past few years that led to inability to settle the outstanding debts owing to the Company. As a result, the overdue amounts had increased. For financial prudence, the Company therefore had already made provisions for such unsettled trade receivables in 2000. At present, the Company has adopted various sales and marketing strategies such as requesting payment or account transfers upon delivery of goods in order to adapt to the changing market situation in an endeavouring attempt to expedite the repayment process. Meanwhile, the Company has formed a professional team for such purpose to put more efforts in obtaining payment of trade receivables.

本集團提取撥備前的應收帳款為人民幣67,033萬元，較一九九九年(人民幣65,416萬元)上升了人民幣1,617萬元，升幅為2.47%。應收帳款的上升，主要是以前年度農機公司資金困難，對所欠本公司貨款的清欠情況欠佳，形成了一些沉澱欠款額。由此，本公司本着穩健的原則，在二零零零年已將那些收回困難的應收帳款計提了壞帳準備。目前，本公司在營銷上採取了多種銷售方式並用的銷售策略，如：現款現貨、轉帳等，以適應營銷市場的變化，力求銷售貨款以各種方式盡快回籠，同時公司成立了專業隊伍，加大對應收帳款的催繳力度。

Investments

Until the present, the Company has already had a few subsidiaries. In 2000, the performance of the subsidiaries were different. For instance, the results of the road machinery business were satisfactory and generated income of over RMB22,000,000 to the Group. However, the tractor business failed to attain the targets. As the harvester machinery business has been invested for a short period of time, the scale of the business was not that large. The Company will make appropriate adjustment in the way of investment of its subsidiaries in the future. The Company will develop those businesses which have good development potential. It is expected that after undergoing rationalization, the subsidiaries will bring about more satisfactory returns to the Group.

投資情況

到目前為止，本公司已擁有了數家附屬公司。在二零零零年度，其各自的表現不一。譬如，路面機械業務表現良好，為集團創利人民幣2,200多萬元。但有關拖拉機業務則未達到預期目標。收獲機械行業方面主要是由於投資期短，尚未形成規模。公司在未來時間將對附屬公司的投資方向作適當的調整。公司將會拓展具備發展潛質的業務，預計調整後之附屬公司將會為本集團帶來較理想的回報。



Analysis of Assets and the Financial Position of the Group 集團資產及財務狀況分析

Financial Statistics 財務比率指標

Items 項目	Basis of calculation 計算基準	As at 31st December 2000 於二零零零年十二月三十一日	As at 31st December 1999 於一九九九年十二月三十一日
Gearing ratio 資產負債率	Total liabilities/total assets x 100% 負債總額／資產總額x 100%	32.39%	34.45%
Current ratio 流動比率	Current assets/current liabilities 流動資產／流動負債	2.33	2.40
Quick ratio 速動比率	(Current assets - inventories)/current liabilities (流動資產－存貨)／流動負債	1.72	1.80
Debt equity ratio 債權比率	Total liabilities/shareholders' equity x 100% 負債總額／股東權益 x 100%	47.92%	52.55%

Analysis of Equity and Reserves 股權及儲備分析

項目	Items	As at 31st December 2000 於二零零零年十二月三十一日 RMB'000 人民幣千元	As at 31st December 1999 於一九九九年十二月三十一日 RMB'000 人民幣千元	Changes in amount increase/(decrease) 變動金額 增加／(減少) RMB'000 人民幣千元
股本	Share capital	785,000	785,000	—
資本公積	Share premium	1,378,840	1,378,840	—
法定公積金	Statutory surplus reserve	58,169	56,402	1,767
法定公益金	Statutory public welfare fund	58,169	56,402	1,767
儲備基金	Reserve fund	564	564	—
企業發展基金	Enterprise expansion fund	320	320	—
資本儲備	Capital reserve	—	95	(95)
留存收益／(累積虧損)	Retained profits/(accumulated losses)	(54,931)	119,830	(174,761)

Use of Proceeds Arising from the Issue of H Shares

H股募集資金使用

The Company raised approximately RMB1,615,500,000 (approximately HK$1,507,500,000) by the issue of 335,000,000 new H shares (the "Shares") under the initial public offering of the Company's H Shares listed on The Stock Exchange of Hong Kong Limited on 23rd June, 1997 and by two subsequent partial exercises of over-allotment option.

本公司於一九九七年六月二十三日，公開發售在香港聯合交易所有限公司上市的H股連隨後兩次行使部分超額配股權配售在內的新H股335,000,000股，共籌得約人民幣1,615,500,000元(約港幣1,507,500,000元)。

The proceeds from the H Shares issue were used in accordance with the Prospectus as follows:

發行H股募集所得資金按招股書運用如下：

- as to approximately RMB87,900,000 for payment of new issue expenses;
- as to approximately RMB274,700,000 for the acquisition of shares in Brilliance China Machinery Holdings Limited ("BCM"), Shanghai Qiangnong (Group) Company Limited and First Tractor Ningbo C.S.I. Tractor & Automobile Corp., Ltd. as well as investment in First Tractor Qingjiang Tractor Company Limited, First Tractor Shenyang Tractor Company Limited, Yituo (Luoyang) Harvester Co., Ltd. and Yituo (Luoyang) Construction Machinery Co., Ltd.;
- as to approximately RMB271,630,000 for the acquisition of fixed assets and additional construction in progress (for production lines of 100-120 horse-power wheeled tractors and 100-120 horse-power crawler tractors and large pressure die-casting lines and other technological improvement projects);
- as to approximately RMB305,900,000 for the repayment of bank loans and as to approximately RMB102,000,000 for the repayment of a debt owing to China First Tractor Group Company Limited; and
- as to the balance for the Company's additional general working capital.

- 約人民幣87,900,000元用於支付新股發行費用；
- 約人民幣274,700,000元用於收購華晨中國機械控股有限公司(「華晨機械」)、上海強農(集團)股份有限公司、一拖寧波中策拖拉機汽車有限公司及投資一拖清江拖拉機有限公司、一拖瀋陽拖拉機有限公司、一拖(洛陽)收穫機械有限公司及一拖(洛陽)工程機械有限公司；
- 約人民幣271,630,000元用於購買固定資產和增置在建工程(用於100-120馬力輪式拖拉機項目、100-120馬力履帶拖拉機及大型鑄鐵件靜壓造型生產線及其它技改技措項目；
- 約人民幣305,900,000元用於償還銀行貸款和約人民幣102,000,000元用於償還應欠中國一拖集團有限公司的款項；及
- 其餘用作補充本公司的營運資金。

Plan for Significant Investment and Acquisition of Capital Assets of the Group in the Future

集團未來重大投資或購入資本資產計劃

For the year ended 31st December, 2000, the Group will not make investment and capital contribution of material importance in the coming year.

截至二零零零年十二月三十一日止，本集團在未來一年內無重大投資和重大資本性支出。

Currency Exchange Risk

Normal operating activities of the Group were mainly carried out in the PRC and capital income and expenditures were mainly made in Renminbi or Hong Kong dollars. Cash balances of the Group were usually placed in the financial institutions in the form of short-term time deposits. The banking facilities of the Group were granted in Renminbi which could be repaid out of the income received in Renminbi. The only debt in foreign currency was the payment of dividends to the holders of H shares. Accordingly, the Group did not incur any risk in relation to foreign currencies.

For the year ended 31st December, 2000, the Company has not pledged any of its foreign currency deposits.

貨幣匯兌風險

集團日常經營活動主要在國內，資金收入與支出以人民幣或港幣為主。本集團之現金通常存於金融機構作為短期存款。本集團之銀行貸款均以人民幣幣值借出，並可用其人民幣收入來償還。本集團唯一之外滙債務僅為向H股股東派發股息，因此，本集團並無任何重大外滙風險。

截至二零零零年十二月三十一日止，本公司並無任何外幣存款質押情況。

Pledge of Assets

The details of the pledge of assets of the Group and the Company are set out in note 11 to the financial statements.

資產抵押

本集團及本公司之資產抵押詳情載列於財務報表附註11。

Number of Staff and Composition

As at 31st December, 2000, there was a total of approximately 15,163 staff members, of which 11,248 were production officers, 2,717 were engineering technicians, 286 were financial officers and 912 were administrative personnel.

The Company placed emphasis on educating its staff. In 2000, there were 2000 staff members who had received on-the-job training, senior staff training and special duty training. Senior technological and professional groups formed an integral part of our staff.

本公司員工人數和專業構成

於二零零零年十二月三十一日，本公司共有員工約15,163人，其中，生產人員11,248，工程技術人員2,717，財務人員286及行政管理人員912。

本公司注重職工的素質教育，於二零零零年，本公司共有二千名員工通過職工崗位參加技能培訓、高級員工培訓及特殊工種培訓，在本公司內部逐步形成了高技能、專業化的經營群體。

Major Acquisition

The details of major acquisition of the Company during 2000 are set out in the section headed "Important Events" in the Report of the Directors herein.

重大收購事項

本公司二零零零年度重大收購事項詳情見董事會報告書「重要事項」。

Contingent Liabilities

As at the balance sheet date, the Group and the Company did not have any significant contingent liabilities.

或有負債

於資產負債表日，本集團及本公司並無重大或有負債。

Executive Directors

Mr. FANG Gang, aged 57, joined China First Tractor Group in 1967. He has been appointed as the Deputy Section Chief, Section Chief, Deputy Head of Department, Deputy Factory Manager, Assistant General Manager and Deputy General Manager of China First Tractor Group successively. He is currently the Chairman of China First Tractor Group Company Limited and the Chairman of the Company. Mr. Fang has 32 years of experience in production and business management. He is a member of the Industrial Economy Research Institute Expert Supervision Committee of the Chinese Academy of Social Sciences. Mr. Fang graduated from Qinghua University with a bachelor degree in engineering in 1967. He has the title of Senior Engineer. He has been conferred the title of Expert in Chinese Machinery Industry Technology. He also holds an honourable doctor degree in Economics from Hong Kong Science Institute.

Mr. CHEN Li Wei, aged 57, joined China First Tractor Group in 1965. He was successively the Deputy Section Chief, Section Chief, Deputy Factory Manager, Deputy Head of Department and Head of Department of the China First Tractor Group Company Limited. He is currently the Vice-Chairman of China First Tractor Group and the Vice-chairman of the Company. Mr. Chen has extensive experience in human resources and business management. Mr. Chen graduated from Anhui Institute of Engineering with a bachelor degree in engineering in 1965. He also holds the title of Senior Engineer. He is a professor of Henan University in business management.

Mr. DONG Yong An, aged 44, joined the China First Tractor Group in 1982. He has been appointed as the Workshop Director, Section Chief, Deputy Factory Manager, Factory Manager, Deputy Chief Engineer of China First Tractor Group Deputy General Manager and Executive Deputy General Manager successively. He is currently the General Manager of China First Tractor Group Company Limited and the Vice-chairman of the Company. Mr. Dong is familiar with dynamic engineering and machinery design and is experienced in corporate management and production operation. He graduated from Xian Jiaotong University with a bachelor degree in 1982 and holds the title of Senior Engineer.

Mr. Liu Wen Ying, aged 52, joined China First Tractor Group in 1975 and had been Deputy Section Chief, Section Chief, Assistant to Department Head, Deputy Department Head, Head of Accounting Division and Deputy Chief Economist. He is Deputy General Manager of China First Tractor Group Company Limited. Mr. Liu has engaged in financial and economic management and has extensive experience in corporate financial operations and organisation management. Mr. Liu graduated from Henan Administrative College with postgraduate qualification in economic management. Mr. Liu holds the title of Senior Accountant.

方剛先生，現年57歲。方先生於一九六七年加入中國第一拖拉機集團，歷任中國第一拖拉機集團副科長、科長、副處長、副廠長、助理總經理及副總經理，現任中國一拖集團有限公司董事長及本公司董事長，方先生在生產經營和企業管理方面累積了三十二年豐富經驗。方先生被聘任為中國社會科學院工業經濟研究所專家指導委員會委員。方先生一九六七年畢業於清華大學，獲頒工程學士學位，擁有高級工程師職銜，並獲授中國機械工業科技專家和香港科學院經濟學榮譽博士學位。

陳立威先生，現年57歲。陳先生於一九六五年加入中國第一拖拉機集團，歷任中國第一拖拉機集團副科長、科長、副廠長、副處長及處長，現任中國一拖集團有限公司副董事長及本公司副董事長。陳先生在勞資人事和經營方面具有多年豐富經驗。陳先生一九六五年畢業於安徽工業學院，獲頒工程學士學位，擁有高級工程師職銜，現擔任河南大學企業管理教授。

董永安先生，現年44歲。董先生於一九八二年加入中國第一拖拉機集團，歷任中國第一拖拉機集團車間主任、科長、副廠長、廠長、副總工程師、副總經理及常務副總經理。現任中國一拖集團有限公司總經理及本公司副董事長。董先生熟悉動力工程機械設計，在企業管理、生產經營方面具有豐富經驗。董先生一九八二年畢業於西安交通大學，獲頒學士學位，擁有高級工程師職銜。

劉文英先生，現年52歲。劉先生一九七五年加入中國第一拖拉機集團，歷任副科長、科長、處長助理、副處長，計財部部長、副總經濟師，現任中國一拖集團有限公司副總經理。劉先生長期從事財務管理和經濟管理，對企業經濟運行及組織管理有豐富經驗。劉先生畢業於河南省行政學院經濟管理研究生班。劉先生擁有高級會計師職銜。

Mr. Cui Qi Hong, aged 56, joined China First Tractor Group in 1967 and had been Section Chief, Deputy Head of Sub-Plant, Deputy Department Head, Department Head, Chief Co-ordinator and Assistant to General Manager and Deputy General Manager of First Tractor Company Limited. He is General Manager of First Tractor Company Limited. Mr. Cui has extensive experience in technology, management, production and operations of the Company. Mr. Cui graduated from Luoyang Industrial College in 1967 and holds the title of Senior Engineer.

Mr. Li Teng Jiao, aged 45, was previously Deputy Director and Deputy Head of Product Development Department of Luoyang Tractor Research Institute. He joined China First Tractor Group in 1995 and had been Deputy Director of Technology Centre and Deputy Chief Engineer of the Company. He is Deputy General Manager of China First Tractor Group Company Limited. Mr. Li has extensive experience in machinery design and technology management. He graduated from Jilin Industrial University with a bachelor's degree in 1982. He holds the title of Senior Engineer.

Mr. Zhang Jing, aged 45, joined China First Tractor Group in 1975. He was Deputy Head of Collective Economic Management Office of China First Tractor Group in 1994. He is Financial Controller of First Tractor Company Limited. Mr. Zhang has extensive experience in corporate financial management and economic operations. Mr. Zhang graduated from Henan Television Broadcast University in 1985 and holds the title of Senior Engineer.

Mr. Wang Wen Ding, aged 46, joined China First Tractor Group in 1975. He had been Workshop Director, Assistant to Head of Sub-Plant, Head of Safety Office. He is Head of No. 1 Iron Casting Factory and Nodular (Graphite) Cast Iron and Alumium Factory of First Tractor Company Limited. Mr. Wang has extensive experience in production, operations and corporate management. He graduated from Central Party College majoring in economic management.

Mr. Cao Chun Guo, aged 46, joined China First Tractor Group in 1977 and had been Deputy Section Chief, Section Chief and Assistant to Head of Sub-Plant. He has been General Manger of Yituo (Luoyang) Construction Machinery Co., Ltd. since 1994 and General Manager of Yituo (Luoyang) Building Machinery Co., Ltd. since 1998. Mr. Cao has extensive experience in production, operations and corporate management. He graduated from Central Party College majoring in economic management.

崔起鴻先生，現年56歲。崔先生一九六七年加入中國第一拖拉機集團，歷任科長、分廠副廠長，副處長、處長，總調度長、總經理助理，第一拖拉機股份有限公司副總經理，現任第一拖拉機股份有限公司總經理。崔先生具備豐富的企業技術、管理和生產經營經驗。崔先生一九六七年畢業於洛陽工學院，擁有高級工程師職銜。

李騰蛟先生，現年45歲。李先生曾任洛陽拖拉機研究所產品開發部副主任、副所長，一九九五年加入中國第一拖拉機集團，歷任技術中心副主任，公司副總工程師，現任中國一拖集團有限公司副總經理。李先生在機械設計和技術管理方面擁有相當經驗。李先生於一九八二年畢業於吉林工業大學，獲頒學士學位。李先生擁有高級工程師職銜。

張晶先生，現年45歲。張先生於一九七五年加入中國第一拖拉機集團，一九九四年擔任中國第一拖拉機集團集體經濟管理處副處長，現任第一拖拉機股份有限公司財務總監。張先生在公司財務管理和經濟運行方面擁有豐富經驗。張先生一九八五年畢業於河南廣播電視大學，擁有高級會計師職銜。

王穩定先生，現年46歲。王先生一九七五年加入中國第一拖拉機集團，歷任車間主任、分廠廠長助理、安全處處長，現任第一拖拉機股份有限公司第一鑄鐵廠及球鐵鑄鋁廠廠長。王先生在生產經營和企業管理方面擁有豐富經驗。王先生畢業於中央黨校經濟管理專業。

曹春國先生，現年46歲。曹先生一九七七年加入中國第一拖拉機集團，歷任副科長、科長、分廠廠長助理，一九九四年起任一拖(洛陽)工程機械有限公司總經理，一九九八年起兼任一拖(洛陽)建築機械有限公司總經理。曹先生在生產經營、企業管理方面擁有豐富經驗。曹先生畢業於中央黨校經濟管理專業。

Independent Non-Executive Directors

Mr. LU Zhong Min, aged 69, a member of Audit Committee of the Company. He was the Chairman of the board of directors of China First Tractor Group (previously First Tractor Manufacturing) from 1992 to 1995. He is the Chairman of China Association of Agricultural Machinery Manufacturers, a consultant of the Regional Network of Agricultural Machinery to the United Nations and Vice-Chairman of the executive council of Chinese Agricultural Machinery Society. He is also a professor of Jilin University of Technology and Jiangsu Science and Technology University. Mr. Lu graduated from Harrkov Institute of Technology with a bachelor degree in 1959. He holds the title of Senior Engineer.

Mr. TAO Xiang, aged 68, joined Chinese People's University in 1962 and has 30 years of experience in teaching and research in finance. He is now a professor and tutor for doctoral postgraduates of the Treasury and Finance Department of Chinese People's University. Mr. Tao has extensive experience in accounting management and international finance. Mr. Tao is the Vice-Chairman of the PRC International Economic Relations Association, a member of the Council of International Finance Association in the PRC, an academic committee member of the International Development Research Institute under the State Council's Development Research Centre, a guest professor of the Postgraduates Department of People's Bank of China (Head Office), a guest professor of the International Business College of Nanjiang University. Mr. Tao graduated from the Treasury and Finance Department of Chinese People's University with a bachelor degree in finance in 1959 and obtained a master degree of economics from the same university in 1962.

Mr. CHAN Sau Shan, Gary, aged 47, a member of Audit Committee of the Company. He was a Director and Head of the Corporate Finance Department of China Development Finance Company (Hong Kong) Limited, a wholly-owned subsidiary of Bank of China, Hong Kong Branch. He is in charge of corporate finance, mergers and acquisitions. Mr. Chan has 20 years of experience in banking and corporate finance. Mr. Chan received a master degree in business administration from the University of Windsor, Ontario, a bachelor of arts degree from the University of Western Ontario and attended the Financial Management Program of Stanford University, USA.

[illegible]

鹿中民先生，現年69歲,本公司審核委員會委員。鹿先生於一九九二年至一九九五年擔任中國第一拖拉機工程機械集團有限公司(原第一拖拉機製造廠)董事長，現任中國農業工業協會會長、聯合國亞洲地區農機網技術顧問、吉林工業大學和江蘇理工大學兼職教授。鹿先生一九五九年畢業於蘇聯哈爾科夫工學院，獲頒學士學位，擁有高級工程師職銜。

陶湘先生，現年68歲，陶先生於一九六二年任教中國人民大學，具有三十年財務教學及研究經驗，現任中國人民大學財政金融學院教授及博士研究生導師。陶先生在會計管理及國際財務方面擁有廣泛經驗。陶先生乃中國國際經濟關係學會副會長、中國國際金融學會理事、國務院發展研究中心屬下國際發展研究所學術委員會成員、中國人民銀行總行研究生部客座教授、南京大學國際商學院客座教授。陶先生於一九五九年畢業於中國人民大學財政及財務系，獲頒財務學士學位，並於一九六二年獲頒中國人民大學經濟碩士學位。

陳秀山先生，現年47歲，本公司審核委員會委員。曾任中國銀行全資擁有附屬公司中國建設財務(香港)有限公司董事及企業財務部主管，現任中銀國際金融有限公司執行總裁。負責企業上市、合併及收購。陳先生具有20年銀行及企業財務經驗。陳先生獲加拿大安大略省溫莎大學頒發商業管理碩士學位，並獲西安大略省大學頒發文學士學位，亦參與美國史丹福大學財務管理課程計劃。

Mr. Chen Zhi, aged 45, joined China Agriculture Mechanisation Research Institute in 1982. He had been Deputy Head of Intelligence Department and Head of Economic Management Department and Deputy Head of the China Agriculture Mechanisation Research Institute. He is Head of the China Agriculture Mechanisation Research Institute. Mr. Chen has enormous experience in design and manufacturing of agricultural machinery, science research and financial and scientific management. Mr. Chen graduated from Jilin Industrial University in 1982 with a bachelor degree. He also studied agricultural machinery at Milan University, Italy in 1991. Mr. Chen holds the title of Senior Engineer with professor grade.

Mr. Hon Fong Ming, aged 33, a member of Audit Committee of the Company. He is currently Executive Director of Dragoncom (Asia) Asset Management Limited. Mr. Han has nearly 10-year experience in capital market management and corporate merger financing. In particular, he is experienced in assisting Chinese state-owned enterprises to go listing overseas and their cross-country operations. Mr. Hon is a non-executive director of the TCL International Holdings Limited and Vice-Chairman of Luoyang Glass Financial Company Limited. He is also the editor-in-cheif of "Asian Review", a Hong Kong published academic journal. He also specialises in the research of history and modernization of the Southeast Asia. He often publishes political and economic critics and academic articles in major Chinese and English media in Asia. Mr. Hon is currently a Ph.D Candidate in Beijing University.

Company Secretary

Mr. JIANG Guo Liang, aged 42, joined the China First Tractor Group in 1994. He has successively been appointed the Deputy Head and Head of the Technology Department of the China First Tractor Group. Mr. Jiang has considerable experience in technology management and the PRC tractor industry. Mr. Jiang graduated from Jilin University of Technology in 1982 and holds a bachelor degree. He also obtained a certificate in "Strategic Management in Manufacturing" from the University of Warwick in 1994. He holds the title of Senior Engineer.

陳志先生，現年45歲。陳先生於一九八二年加入中國農業機械化研究院，歷任中國農業機械化研究院情報所副所長、院經濟管理處處長、副院長，現任中國農業機械化研究院院長。陳先生在農機設計與製造、軟科學研究及財務、科研管理方面具有相當經驗。陳先生一九八二年畢業於吉林工業大學，獲頒學士學位，並於一九九一年赴義大利米蘭大學進修農業機械。陳先生擁有教授級高級工程師職銜。

韓方明先生，現年33歲，本公司審核委員會委員。現任香港龍浩(亞洲)資產管理有限公司執行董事。韓先生在資本市場管理及企業合併融資方面有近十年的專業經驗，特別是在協助中國國企海外市場上市及跨國經營方面具有相當的理論造詣和實際操作經驗。韓先生是TCL國際控股有限公司的非執行董事及洛陽玻璃財務有限公司的副董事長。韓先生也是一家在香港出版的國際性學術刊物《亞洲論壇》的總編輯，他亦從事東南亞地區歷史與現代化進程方面的專項研究，並經常在亞洲主要的中英文媒體上發表政經評論及學術專論。韓先生目前是北京大學正式註冊的博士學位待位人。

公司秘書

姜國梁先生，現年42歲。姜先生於一九九四年加入中國第一拖拉機集團，其後獲委任為中國第一拖拉機集團技術處副處長及處長。姜先生在技術管理及拖拉機行業方面有相當經驗。姜先生一九八二年畢業於吉林工業大學，獲頒學士學位，並於一九九四年參加英國華威特大學(University of Warwick)製造業戰略管理課程，並獲頒結業證書。擁有高級工程師職銜。

Supervisory Committee

Mr. LIU A Nan, aged 54, joined the China First Tractor Group in 1966. He was successively the Deputy Section Chief, Section Chief, Deputy Department Head, Deputy Chief Accountant and Chief Accountant of the China First Tractor Group. He has considerable experience in finance and accounting. He graduated from United Correspondence University of Economic Management in enterprise management in 1986 and holds the title of Senior Accountant.

Madam Wang Ai Ying, aged 49, joined China First Tactor Group in 1971 and was Vice-chairman of Labour Union of the China First Tractor Group in 1990. She was the Chairman of the Labour Union of First Tractor Company Limited in 1999. Madam Wang has extensive experience in propaganda, education and work of the labour union. She graduated from Central Party Correspondence College in 1996, majoring in economic management and holds the title of Senior Political Work Engineer.

Mr. ZHAO Zhong Hai, aged 44, joined the China First Tractor Group in 1980. In 1995, he was appointed the Head of the Supervision Department of the China First Tractor Group. Mr. Zhao has experience in administrative control.

Mr. Xu Wei Lin, aged 39, joined China First Tractor Group in 1982. He has been Deputy Head of Accounting Department since 1998. He has experience in production and operation management and corporate finance and accounting. Mr. Xu graduated from Jiangsu Polytechnic University majoring in industrial management and holds the title of Economist.

Mr. Yang You Liang, aged 45, joined China First Tractor Group in 1982. He was successively the Technician, Section Chief and Factory Manager of China First Tractor Group. He is currently the Assistant to General Manager of First Tractor Company Limited and Head of No.3 Assembly Factory. Mr. Yang has extensive experience in corporate management. He attained a master's degree in machinery manufacturing from Hua Zhong Polytechnic University in 1988 and holds the title of Senior Engineer.

監事會

劉阿南先生，現年54歲。劉先生於一九六六年加入中國第一拖拉機集團，歷任中國第一拖拉機集團副科長、科長、副廠長、副總會計師及總會計師。劉先生在財務及會計方面具有多年豐富經驗。劉先生一九八六年畢業於經濟管理刊授聯合大學，主修企業管理，擁有高級會計師職銜。

王愛英女士，現年49歲，王女士於一九七一年加入中國第一拖拉機集團，一九九零年擔任中國第一拖拉機集團工會副主席，一九九九年兼任第一拖拉機股份有限公司工會主席。王女士在宣傳教育及工會工作方面具有豐富經驗。王女士一九九六年畢業於中央黨校函授學院，主修經濟管理專業，擁有高級政工師職銜。

趙中海先生，現年44歲，趙先生於一九八零年加入中國第一拖拉機集團，一九九五年擔任監察處處長。趙先生在行政監察方面具有相當經驗。

許蔚林先生，現年39歲。許先生一九八二年加入中國第一拖拉機集團，一九九八年起擔任審計處副處長。許先生在生產經營管理和企業財務審計方面具備經驗。許先生畢業於江蘇理工大學，主修工業管理工程，擁有經濟師職銜。

楊有亮先生，現年45歲，楊先生一九八二年加入中國第一拖拉機集團，歷任中國第一拖拉機集團工藝員、科長、廠長，現任第一拖拉機股份有限公司總經理助理兼第三裝配廠廠長。楊先生在企業管理方面具有相當經驗。楊先生一九八八年獲頒華中理工大學機械製造碩士學位，擁有高級工程師職銜。

The directors herein present their report and the audited financial statements of the Company and the Group for the year ended 31st December, 2000.

董事會謹此提呈本公司及本集團截至二零零零年十二月三十一日止年度之報告書及經審核財務報表。

1. Principal Activities

The principal activities of the Company comprise the production and sale of agricultural tractors. Details of the principal activities of the subsidiaries are set out in note 13 to the financial statements. There were no changes in the nature of the Group's activities during the year.

1. 主要業務

本集團主要業務為農業拖拉機生產及銷售。附屬公司的主要業務詳情載於財務報表附註13。年內本集團之業務性質並無改變。

2. Segmental Information

An analysis of the Group's turnover and contribution to the profit/(loss) from operating activities is as follows:

2. 業務分析

本集團營業額及經營主營業務應佔溢利／(虧損)分析如下：

		Turnover 營業額		Contribution to profit/(loss) from operating activities 經營業務溢利／(虧損)	
		2000 RMB'000 二零零零年 人民幣千元	1999 RMB'000 一九九九年 人民幣千元	2000 RMB'000 二零零零年 人民幣千元	1999 RMB'000 一九九九年 人民幣千元
By activity:	業務：				
Tractors operation	拖拉機業務	1,454,681	2,339,667	(161,580)	81,347
Road machinery operation	路面機械業務	393,381	392,190	29,758	42,435
Construction machinery operation	工程機械業務	134,664	133,280	17,391	19,570
Others	其他	14,588	-	(5,456)	-
		1,997,314	2,865,137	(119,887)	143,352

The Group's turnover and profit/(loss) from operating activities for the years were principally derived in the People's Republic of China (the "PRC").

本集團本年度營業額及經營業務溢利／(虧損)主要於中華人民共和國(「中國」)賺取。

3. **Results and Dividends**

The Group's loss for the year ended 31st December, 2000 and the state of affairs of the Group and the Company at that date are set out in the financial statements on pages 45, 47 and 50. The Directors do not recommend the payment of a final dividend in respect of the year.

3. **業績及股息**

本集團截至二零零零年十二月三十一日止年度之虧損及本集團與本公司於該日之財務狀況載於財務報表第45、47頁及第50頁。董事會建議不派發本年度末期股息。

4. **Financial Summary**

The financial summary has been prepared in accordance with the Hong Kong accounting standards.

4. **財務概要**

財務概要乃按香港會計準則編制。

Consolidated results

綜合業績

		Year ended 31st December 截至十二月三十一日止年度				
		2000 二零零零年 RMB'000 人民幣千元	1999 一九九九年 RMB'000 人民幣千元	1998 一九九八年 RMB'000 人民幣千元	1997 一九九七年 RMB'000 人民幣千元	1996 一九九六年 RMB'000 人民幣千元
Turnover	營業額	1,997,314	2,865,137	2,703,563	3,087,345	3,014,681
Profit/(loss) before tax	除稅前溢利/(虧損)	(168,056)	138,009	227,444	428,777	279,064
Tax	稅項	(13,142)	(44,294)	(75,972)	(141,014)	(97,930)
Profit/(loss) before minority interests	未計少數股東權益前溢利/(虧損)	(181,198)	93,715	151,472	287,763	181,134
Minority interests	少數股東權益	24,145	(13,594)	(19,033)	(3,916)	-
Net profit/(loss) from ordinary activities attributable to shareholders	股東應佔日常業務純利/(虧損)	(157,053)	80,121	132,439	283,847	181,134

Set out above is the summary of the pro forma results of the Group for the year ended December 1996 and the consolidated results of the Group for each of the four years ended 31st December, 2000. The summary of the results of 1996 has been prepared on the assumption that the reorganisation of the Company has become effective since 1st January, 1996 and was extracted from the accountants' report as set out in Appendix I of the Company's Prospectus, dated 11th June, 1997. Since the Company had no subsidiary in 1996, the results of the Group in 1996 represent the Company's own results.

以上為本集團截至一九九六年十二月三十一日止年度備考業績及截至二零零零年十二月三十一日止年度止四個年度綜合業績概要。一九九六年之業績概要乃假定本公司重組於一九九六年一月一日經已生效及摘自本公司於一九九七年六月十一日之售股章程附錄一所載會計報告。由於一九九六年或之前，本公司並無附屬公司，本集團一九九六年之業績乃指本公司本身之業績。

4. Financial Summary (continued)

4. 財務摘要（續）

Consolidated assets and liabilities

綜合資產及負債

		As at 31st December, 於十二月三十一日				
		2000 二零零零年 RMB'000 人民幣千元	1999 一九九九年 RMB'000 人民幣千元	1998 一九九八年 RMB'000 人民幣千元	1997 一九九七年 RMB'000 人民幣千元	1996 一九九六年 RMB'000 人民幣千元
Total assets	資產總值	3,292,787	3,657,209	3,540,244	3,160,491	1,565,322
Total liabilities	負債總值	(1,000,726)	(1,064,347)	(1,000,473)	(789,048)	(928,976)
Minority interests	少數股東權益	(65,930)	(195,409)	(180,831)	(67,126)	-
Total	總計	2,226,131	2,397,453	2,358,940	2,304,317	636,346

Prior to 31st December, 1996, the Company did not have any subsidiary. Accordingly, the Group's net assets statement on that date represents the Company's own net assets statement.

由於在一九九六年十二月三十一日以前，本公司並無附屬公司，因此，本集團於該日的資產淨值表乃本公司本身的資產淨值表。

The net assets statement of the Company as at 31st December, 1996 was extracted from the accountants' report as set out in Appendix I of the Company's Prospectus, dated 11th June, 1997.

本公司於一九九六年十二月三十一日的資產淨值表乃摘自本公司於一九九七年六月十一日之售股章程附錄一所載會計師報告。

The net assets statement of the Group as at 31st December 1997, 1998, 1999 and 2000, were extracted from the audited financial statements of the Group.

本集團於一九九七年、一九九八年、一九九九年及二零零零年十二月三十一日的資產淨值表乃摘自本集團經審核財務報表。

5. Fixed Assets

5. 固定資產

Details of movements in fixed assets of the Company and the Group for the year ended 31st December, 2000 are set out in note 11 to the financial statements.

本公司及本集團截至二零零零年十二月三十一日止年度內固定資產的變動情況載於財務報表附註11。

6. Subsidiaries

6. 附屬公司

Particulars of the subsidiaries of the Company as at 31st December, 2000 are set out in note 13 to the financial statements.

本公司於二零零零年十二月三十一日之附屬公司詳情載於財務報表附註13。

7. Associates and Jointly-controlled Entity

7. 聯營公司及聯合控制企業

Particulars of the Company's and the Group's interests in its associates and jointly-controlled entity are set out in notes 14 and 15 to the financial statements, respectively.

本公司及本集團於聯營公司及聯合控制企業權益的詳情載於財務報表附註14及15。

8. Bank Loans and Other Borrowings

Details of the bank loans and other borrowings of the Company and the Group as at 31st December, 2000 are set out in note 25 to the financial statements.

9. Capitalisation of Interest

No interest expense was capitalised for the year ended 31st December, 2000.

10. Share Capital

Details of movements in share capital of the Company during the year are set out in note 27 to the financial statements.

During the year of 2000, the Company did not issue any convertible securities, options, warrants or similar rights.

11. Pre-emptive Rights

There are no provisions for pre-emptive rights under the Company's articles of association and the PRC laws which would oblige the Company to offer new shares on a pro rata basis to its existing shareholders.

12. Purchase, Sale or Redemption of Listed Securities of the Company

During the year, neither the Company, its holding company nor any of its subsidiaries purchased, sold or redeemed any of the listed securities of the Company.

13. Reserves

Details of movements in the reserves of the Company and the Group for the year ended 31st December, 2000 are set out in note 28 to the financial statements.

14. Distributable Reserves

Details of the distributable reserves of the Company as at 31st December, 2000 are set out in note 28 to the financial statements.

8. 銀行貸款及其他貸款

本公司及本集團於二零零零年十二月三十一日之銀行貸款及其他貸款詳情載於財務報表附註25。

9. 資本化利息

本集團截至二零零零年十二月三十一日止年度內並無資本化的利息支出。

10. 股本

本公司於年度內股本之變動詳情況載列於財務報表附註27。

本公司於二零零零年內並無發行任何可兌換證券、購股權、認股權證或類似權利。

11. 優先購買權

根據本公司之章程及中國法律，並無規定本公司需對現有的股東按其股比例給予他們優先購買新股之權利。

12. 購買、出售或贖回上市股份

年內，本公司、其控股公司或其任何附屬公司概無購買、出售或贖回本公司任何股份。

13. 儲備

本公司及本集團於截至二零零零年十二月三十一日止年度內各項儲備之變動情況載於財務報告表附註28。

14. 可供分配儲備

本公司於二零零零年十二月三十一日之可供分配儲備詳情載於財務報表附註28。

15. Major Suppliers and Customers

For the year ended 31st December, 2000, the five largest customers and suppliers respectively accounted for less than 30% of the total sales and purchases of the Group. Accordingly, information for the major customers and suppliers needed not be further disclosed.

15. 主要供應商及客戶

截至二零零零年十二月三十一日止年度，本集團最大的首五名客戶和供應商分別佔本集團之總銷售額及總採購額不足30%。故此，不需為主要客戶及主要供應商作出進一步披露。

16. Directors and Supervisors

The directors and supervisors of the Company during the year were as follows:

Executive directors

Mr. Fang Gang
(re-appointed on 12th September, 2000)
Mr. Chen Li Wei
(re-appointed on 12th September, 2000)
Mr. Dong Yong An
(re-appointed on 12th September, 2000)
Mr. Liu Wen Ying
(appointed on 12th September, 2000)
Mr. Cui Qi Hong
(appointed on 12th September, 2000)
Mr. Li Teng Jiao
(appointed on 12th September, 2000)
Mr. Zhang Jing
(appointed on 12th September, 2000)
Mr. Wang Wen Ding
(appointed on 12th September, 2000)
Mr. Cao Chun Guo
(appointed on 12th September, 2000)
Mr. Yin Jia Xi
(retired on 12th September, 2000)
Mr. Luo Ting Zan
(retired on 12th September, 2000)
Mr. Wang Hong
(retired on 12th September, 2000)
Mr. Xing De Yu
(retired on 12th September, 2000)
Mr. Zhu Shi Cen
(retired on 12th September, 2000)
Mr. Shang Zhen
(retired on 12th September, 2000)
Mr. Liu Da Gong
(retired on 12th September, 2000)
Mr. Liu A Nan
(retired on 12th September, 2000)

16. 董事及監事

於本年度內，本公司董事及監事如下：

執行董事

方剛先生
（在二零零零年九月十二日繼任）
陳立威先生
（在二零零零年九月十二日繼任）
董永安先生
（在二零零零年九月十二日繼任）
劉文英先生
（在二零零零年九月十二日委任）
崔起鴻先生
（在二零零零年九月十二日委任）
李騰蛟先生
（在二零零零年九月十二日委任）
張晶先生
（在二零零零年九月十二日委任）
王穩定先生
（在二零零零年九月十二日委任）
曹春國先生
（在二零零零年九月十二日委任）
尹家喜先生
（在二零零零年九月十二日離任）
羅廷贊先生
（在二零零零年九月十二日離任）
王洪先生
（在二零零零年九月十二日離任）
邢德余先生
（在二零零零年九月十二日離任）
朱士岑先生
（在二零零零年九月十二日離任）
商鎮先生
（在二零零零年九月十二日離任）
劉大功先生
（在二零零零年九月十二日離任）
劉阿南先生
（在二零零零年九月十二日離任）

16. Directors and Supervisors (continued)

Independent Non-executive directors

Mr. Lu Zhong Min
(re-appointed on 12th September, 2000)
Mr. Tao Xiang
(re-appointed on 12th September, 2000)
Mr. Chan Sau Shan, Gary
(re-appointed on 12th September, 2000)
Mr. Chen Zhi
(appointed on 12th September, 2000)
Mr. Hon Fang Ming
(appointed on 12th September, 2000)

Supervisors

Mr. Liu A Nan
(appointed on 12th September, 2000)
Mr. Zhao Zhong Hai
(re-appointed on 12th September, 2000)
Mr. Xu Wei Lin
(appointed on 12th September, 2000)
Ms. Wang Ai Ying
(appointed on 12th September, 2000)
Mr. Yang You Liang
(appointed on 12th September, 2000)
Mr. Liu Bing Zhao
(retired on 12th September, 2000)
Mr. Liang Tie Feng
(retired on 12th September, 2000)
Mr. Cheng Kui Rong
(retired on 12th September, 2000)
Ms. Zhu Yuan Na
(retired on 12th September, 2000)

16. 董事及監事（續）

獨立非執行董事

鹿中民先生
（在二零零零年九月十二日繼任）
陶湘先生
（在二零零零年九月十二日繼任）
陳秀山先生
（在二零零零年九月十二日繼任）
陳志先生
（在二零零零年九月十二日委任）
韓方明先生
（在二零零零年九月十二日委任）

監事

劉阿南先生
（在二零零零年九月十二日委任）
趙中海先生
（在二零零零年九月十二日繼任）
許蔚林先生
（在二零零零年九月十二日委任）
王愛英女士
（在二零零零年九月十二日委任）
楊有亮先生
（在二零零零年九月十二日委任）
劉炳昭先生
（在二零零零年九月十二日離任）
梁鐵峰先生
（在二零零零年九月十二日離任）
成奎榮先生
（在二零零零年九月十二日離任）
朱鳶娜女士
（在二零零零年九月十二日離任）

17. Directors and Senior Management Biographies

17. 董事及高級管理層簡歷

Biographical details of the directors of the Company and the senior management of the Group are set out in pages 18 to 22 of this Annual Report.

本公司董事及本集團高級管理層簡歷載於本年度報告第18至第22頁。

18. Emoluments of Directors and Supervisors and the Five Highest Paid Individuals

18. 董事及監事薪酬及五位最高薪酬人員

		2000 二零零零年 RMB'000 人民幣千元	1999 一九九九年 RMB'000 人民幣千元
Directors' fee	董事袍金	—	—
Salaries and allowances	薪金及津貼	431	656
Retirement fund contribution	退休金供款	114	251
Discretionary bonus and performance related bonus	任意獎金及與表現有關的獎金	—	328
Total		545	1,235

No remuneration was paid to the non-executive directors during 2000 (1999: Nil).

非執行董事並無於二零零零年度內獲支付任何報酬(一九九九年：無)。

Analysis of the remuneration of directors and supervisors:

董事及監事報酬之分析如下：

		Number of Directors and Supervisors 董事及監事數目 2000 二零零零年	 1999 一九九九年
Below HK$1,000,000	少約港幣1,000,000元	25	16

During 2000, the five highest paid individuals were the directors of the Company.

二零零零年度內五名最高薪酬人員均為本公司董事。

19. Service Contracts of the Directors and the Supervisors

The service contracts of the directors and the supervisors dated 6th June, 1997 had expired on 7th May, 2000, and new service contracts had been entered during the year.

Except for Mr. Fang Gang, Mr. Chen Li Wei and Mr. Dong Yong ("re-appointed directors"), and Mr. Zhao Zhong Hai ("re-appointed supervisor") who entered into service contracts with the Company on 8th May, 2000. Each of the new executive directors and supervisors has entered into a service contract with the Company on 12th September, 2000. These service contracts are the same in all material respects, details of which are set out as below:

(i) Each service contract commences from the date of the contract to 7th May, 2003;

(ii) The total salaries payable to each of the executive directors each year for the three years term will be RMB40,000, RMB44,000 and RMB48,400 respectively. The total annual salaries payable to each of the supervisors each year for the three years term will be RMB24,000, RMB26,400 and RMB29,040 respectively; and

(iii) Furthermore, each executive director or supervisor is entitled to a bonus upon completion of each full year of service. The bonuses payable to each of the executive directors each year for the three years term will not be more than RMB20,000, RMB22,000 and RMB24,200 respectively. The bonuses payable to each of the supervisors each year for the three years term will not be more than RMB12,000, RMB13,200 and RMB14,520 respectively.

Save as aforesaid, none of the Directors has any service contract with the Company which is not determinable by the Company within one year without payment other than statutory compensation.

19. [illegible]

各董事及監事於一九九七年六月六日訂立的服務合約已於二零零零年五月七日期滿，並且已於年內訂立新的服務合約。

除了方剛先生、陳立威先生及董永安先生(均為繼任董事)，趙中海先生(為繼往監事)於二零零零年五月八日與本公司訂立服務合約。各新任董事監事已分別於二零零零年九月十二日與本公司訂立服務合約。此等合約在所有重大方面均相同，其細節茲列如下：

(i) 每項服務合約由合約日期起至二零零三年五月七日；

(ii) 於三年之服務期內，各年應付予每位執行董事的薪酬總額分別為人民幣40,000元、人民幣44,000元及人民幣48,400元，而於三年之服務期內各年應付予每位監事的薪酬總額分別為人民幣24,000元、人民幣26,400元及人民幣29,040元；及

(iii) 此外，每名執行董事及監事在每完成一年的服務後有權收取獎金。於三年之服務期內各年應付予每位執行董事的獎金總額分別為不多於人民幣20,000元、人民幣22,000元及人民幣24,200元，而於三年之服務期內各年應支付予每位監事的獎金總額分別為不多於人民幣12,000元、人民幣13,200元及人民幣14,520元。

除上述者外，各董事與本公司均無訂立限制本公司於一年內不作賠償(法規賠償除外)便不可終止之服務合約。

20. Directors' and Supervisors' Interests in Contracts

During the year, no directors or supervisors had a material interest in any contract of significance to the business of the Group to which the Company, its subsidiaries, its holding company or any of the subsidiaries of the holding company was a party.

21. Contracts of Significance Entered into with the Controlling Shareholder

On 15th November, 1999, the Company and China First Tractor Group Company Limited ("Holding"), its controlling shareholder, entered into two agreements ("Share Transfer Agreements"), whereby the Company agreed to acquire a 49% interest in each of the registered capital of Yituo (Luoyang) Construction Machinery Co., Ltd. ("YCMC") and Yituo (Luoyang) Building Machinery Co., Ltd. ("YBMC") from Holding, at a cash consideration of RMB61,094,900 and RMB68,257,700, respectively.

In April 2000, the conditions of the Share Transfer Agreements have been satisfied and the equity transfer has been completed.

Other than the Share Transfer Agreements, and the agreement entered into with Holding for the sale and purchase of parts and components, none of the Company or any of its subsidiaries has entered into any contract of significance with the controlling shareholder at any time during the year ended 31st December, 2000.

20. 董事及監事之合約權益

本年度內概無任何董事及監事於本公司、本公司的附屬公司、控股公司或任何控股公司的附屬公司所訂立的，對本集團業務而言屬重要的合約之中擁有任何重大權益。

21. 與控股股東訂立的重大合約

本公司於一九九九年十一月十五日與其控股股東中國一拖集團有限公司(「控股公司」)訂立兩份協議(「股權轉讓協議」)，據此，本公司同意分別以約人民幣6,109.49萬元和人民幣6,825.77萬元的代價向控股公司收購一拖(洛陽)工程機械有限公司(「工程機械」)和一拖(洛陽)建築機械有限公司(「建築機械」)各49%的股權。

於二零零零年四月，有關協議的條件均已符合，而有關股權的轉讓已完成。

除股權轉讓協議及就買賣零部件與控股公司訂立的協議外，本公司或其任何附屬公司概沒有於截至二零零零年十二月三十一日止的任何時間內與控股股東訂立任何重大合約。

22. Substantial Shareholders

As at 31st December, 2000, the following interests of 10% or more of the issued share capital of the Company were recorded in the register of interests required to be kept by the Company pursuant to Section 16(1) of the Securities (Disclosure of Interests) Ordinance of Chapter 396 of the Laws of Hong Kong ("SDI Ordinance"):

22. 主要股東

於二零零零年十二月三十一日，根據香港法例第396章證券(公開權益)條例第16(1)條(「證券法例」)，所規定而存置之權益登記冊所記錄，擁有本公司已發行股本10%或以上之股東如下：

Shareholders 股東	Class 類別	Number of shares ('000 shares) 股數(千股)	Percentage of total shares (%) 佔總股本比例
China First Tractor Group Company Limited	State-owned legal person shares	450,000	57.32
中國一拖集團有限公司	國有法人股	450,000	57.32
The HKSCC Nominees Limited	H shares	324,384	41.32
香港中央結算(代理人)有限公司	H股	324,384	41.32

Save as disclosed above, the directors are not aware that any persons held, directly or indirectly, an interest of 10% or more in the share capital of the Company as required to be recorded in the register of issued shares kept by the Company under Section 16(1) of the SDI Ordinance.

除上述披露外，董事會並無得悉任何人士直接或間接持有本公司10%或以上股份而須根據證券法例第16(1)條之規定予以記錄在已發行股份登記名冊內之權益。

23. The Shareholding of the Directors and Supervisors

As at 31st December, 2000, none of the directors or supervisors of the Company held any shares in the Company. None of the directors or supervisors had interest in the share capital in, or debentures of, the Company or any of its associated companies (as defined in the SDI Ordinance). The Company did not grant to any directors, supervisors or their spouses or children under 18 years of age any right to subscribe for securities in, or debenture of, the Company and none of the above persons exercised any of such right.

23. 董事及監事持股情況

於二零零零年十二月三十一日，本公司各位董事及監事均無持有本公司任何股份。各董事及監事並沒有擁有本公司或其任何聯營公司(定義見證券法例)之股本或債券權益；各董事、監事及其配偶及其十八歲以下子女概無獲本公司授予認購本公司之股本或債券的權利，亦沒有出現任何該等人士行使任何該等權利的情況。

24. Connected Transactions

The Group's connected transactions as defined in The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (" Listing Rules") are set out in note 7 to the financial statements. Save for such transactions, prior to the acquisition of 49% equity interest in YCMC by the Company, the Company also has the following connected transactions with YCMC:

24. 關連交易

本集團的關連交易，其定義見香港聯合交易所有限公司上市規則(「上市規則」)載列於財務報表附註7。除此等交易之外，於本公司收購49%的工程機械股權之前，本公司與工程機械有下列關連交易：－

		2000 二零零零年 RMB'000 人民幣千元	1999 一九九九年 RMB'000 人民幣千元
Sales of raw materials and components	銷售原材料及零部件	20,334	98,842
Purchases of raw materials and components	購入原材料及零部件	5,729	31,513

All transactions carried out between the Company and YCMC were intra-group transactions and accordingly, such transactions were eliminated on preparation of the Group's consolidated financial statements.

本公司與工程機械進行之所有交易均為集團內公司間之交易。因此，該等交易已於編制本集團綜合財務報表時抵銷。

After reviewing the current year's connected transactions, the independent non-executive Directors of the Company confirm that:

(i) the transactions were carried out in the normal and usual course of business of the Group;

(ii) the transactions were carried out either (a) on normal commercial terms (as compared with transactions of similar nature carried out by similar entities in the PRC) or (b) (if no similar condition to be compared with) on terms that are fair and reasonable so far as the shareholders of the Company are concerned; and

(iii) the transactions were carried out (a) in accordance with the terms of agreement governing such transactions or (b) if no relevant agreement, on terms no less favourable than terms available to the third parties.

經過審閱之後，本公司獨立非執行董事對本年度關連交易作出確認如下：

(i) 本集團是在正常及一般業務情況下達成各項交易；

(ii) 交易(a)以正常商業條款(與中國境內類似實體所作的類似性質交易比較)或(b)倘無類似情況可供比較)按對本公司股東而言屬公平合理的條款達成；及

(iii) 交易(a)乃根據規限該等交易的有關協議條款或(b)倘無有關協議，則按相對獨立第三者等同或更佳條件進行。

25. Pension Scheme

Details of the pension scheme are set out in note 30 to the financial statements. The pension fund contribution of the Group included in the profit and loss accounts for the year ended 31st December, 2000 amounted to RMB53,423,000 (1999: RMB54,449,000).

26. Application of the Proceeds from the H Shares Issue

The Company raised approximately RMB1,615,500,000 (approximately HK$1,507,500,000) by the issue of 335,000,000 new H shares (the "Shares") under the initial public offering of the Company's H Shares listed on The Stock Exchange of Hong Kong Limited on 23rd June, 1997 and two subsequent partial exercises of over-allotment option.

The proceeds from the H Shares issue were used in accordance with the Prospectus as follows:

- as to approximately RMB87,900,000 for payment of new issue expenses;
- as to approximately RMB274,700,000 for the acquisition of shares in Brilliance China Machinery Holdings Limited ("BCM"), Shanghai Qiangnong (Group) Company Limited and First Tractor Ningbo C.S.I. Tractor & Automobile Corp., Ltd. as well as investment in First Tractor Qingjiang Tractor Company Limited, First Tractor Shenyang Tractor Company Limited, Yituo (Luoyang) Harvester Co., Ltd. and Yituo (Luoyang) Construction Machinery Co., Ltd.;
- as to approximately RMB271,630,000 for the acquisition of fixed assets and additional construction in progress (for production lines of 100-120 horse-power wheeled tractors and 100-120 horse-power crawler tractors and large pressure die-casting lines and other technological improvement projects);

25. 退休金計劃

有關退休金計劃詳情列於財務報表附註30。本集團截至二零零零年十二月三十一日止年度已列入損益帳的退休金費用為人民幣53,423,000元（一九九九年：人民幣5,444.9萬元）。

26. H股募集資金使用情況

本公司於一九九七年六月二十三日，公開發售在香港聯合交易所有限公司上市的H股連隨後兩次行使部分超額配股權配售在內的新H股335,000,000股，共籌得約人民幣1,615,500,000元（約港幣1,507,500,000元）。

本公司發行H股募集所得資金按招股書運用如下：

- 約人民幣87,900,000元用於支付新股發行費用；
- 約人民幣274,700,000元用於收購華晨中國機械控股有限公司（「華晨機械」）、上海強農（集團）股份有限公司、一拖寧波中策拖拉機汽車有限公司及投資一拖清江拖拉機有限公司、一拖瀋陽拖拉機有限公司、一拖（洛陽）收穫機械有限公司及一拖（洛陽）工程機械有限公司；
- 約人民幣271,630,000元用於購買固定資產和增置在建工程（用於100-120馬力輪式拖拉機項目、100-120馬力履帶拖拉機及大型鑄鐵件靜壓造型生產線及其它技改技措項目）；

26. Application of the Proceeds from the H Shares issue (continued)

- as to approximately RMB305,900,000 for the repayment of bank loans and approximately RMB102,000,000 for the repayment of a debt owing to Holding; and
- as to the balance for the Company's additional general working capital.

27. Staff Quarter

As all staff quarters have been retained by Holding, the Company does not have any staff quarters to sell to its staff. Pursuant to its existing policy, the staff of the Company shall buy the staff quarters at their own expenses (including quarters retained by Holding).

28. Impact on Housing Reform Policy

On 6th September, 2000, the Ministry of Finance of the PRC issued a directive (the "Directive") numbered caiqi [2000] 295 in respect of the accounting policies in relation to the national enterprise housing reform. The Company has examined the relevant issues, and has concluded that it was provided in the Directive that any housing allowances or housing subsidies provided by enterprises should be paid out of the cost (fee) of enterprises, and that enterprises should pay a lump-sum housing subsidy to its existing staff who joined their enterprises before 31st December, 1998. It was further provided that the appropriation plan of the undistributed profit early this year should be adjusted. Since the details of the implementing rules have not been issued by the State, the Directive cannot be implemented currently. Accordingly, the directors are of the opinion that it will not have any material impact on the Group during the period. The directors cannot assess its future impact on the Group for the time being. The remaining provisions contained in the Directive did not have any significant impact on the Group during the period.

26. H股募集資金使用情況(續)

- 約人民幣305,900,000元用於償還銀行貸款和約人民幣102,000,000元用於償還應欠控股公司的款項；
- 其餘用作補充本公司的營運資金。

27. 員工宿舍

由於所有員工宿舍均由控股保留，所以，本公司現在並無任何員工宿舍可售予其雇員。根據現行安排，本公司雇員自行負責購買員工宿舍(包括控股所保留之宿舍)的費用。

28. 職工住房政策及其影響

中國財政部於二零零零年九月六日，就國家企業住房制度發出一項指引(「該指引」)財字〔2000〕295號。本公司評估有關問題後認為，該指引規定企業向職工提供的住房提租補貼和住房困難補助要在企業成本(費用)中支付，且向一九九八年十二月三十一日以前參加工作的無房老職工發放一次性住房補貼，並調整年初未分配利潤之政策。由於國家尚未出台具體操作細則，目前無法操作，故董事認為在本期間對本集團沒有重大影響，董事暫時未能評估將來的有關影響，該指引其餘規定於本期間不會對本集團產生任何重大的影響。

29. Designated Deposit and Deposit Due

The Company had no designated deposits or deposits that are placed with non-bank financial institutions in the PRC. All of the Company's cash deposits are placed with commercial banks in the PRC and are in compliance with the relevant laws and regulations. The Company has not experienced any incidents of not being able to withdraw bank deposit when due.

29. 委託存款及[illegible]

本公司並無任何委託存款或存款存放在中國非銀行金融機構，本公司之所有現金存款現均存放在中國之商業銀行，並符合適用之法例及規則。本公司並未遇到銀行存款到期後而未能收回的情況。

30. Policies on Unified Income Tax

According to a document issued by the People's Government of Luoyang, the Company had been notified of its entitlement to corporate income tax rebate starting from 1999. In 1999, the Company paid the corporate income tax at its entitlement to the rate of 33% and received a 18% tax refund. In January 2000, the Company has received a notice of cancellation of the above tax concession from local government. The corporate income tax of the Company is subject to 33% tax rate leased on its assessable profits.

30. 統一所得稅制度

根據洛陽人民政府發出的文件，本公司自一九九九年享有退稅優惠。於一九九九年度，本公司所得稅稅賦為33%，可享有18%的退稅。本公司於二零零零年一月收到地方政府發出取消執行上述稅務優惠的通知。本公司所得稅是以應課稅溢利的33%稅率計算。

31. Land Use Rights

Under the land leasing agreement entered into between the Company and Holding on 4th June, 1997, the Company is entitled to the right of use of land for 50 years from the effective date of the agreement. Furthermore, the Company possesses the ownership certificates of the buildings.

31. 土地使用權

本公司依據一九九七年六月四日與控股所訂立之土地租賃協議享有從協議生效日起五十年的使用權，本公司亦擁有房屋的所有權證書。

32. Important Events

1. In November 1999, the Company entered into two agreements ("Share Transfer Agreements") with Holding to acquire a 49% equity interest in each of the registered capital of YCMC and YBMC from Holding at a consideration of RMB61,094,900 and RMB68,257,700 respectively. The Foreign Economic and Trade Commission of Henan province approved the above transfer of equity interest on 7th April, 2000. Since then, the Company actually owns a 94.951% equity interest in both YCMC and YBMC.

32. 重要事項

1. 一九九九年十一月，本公司與控股公司簽定兩份「股權轉讓協議」，分別以人民幣6,109.49萬元和人民幣6,825.77萬元的代價從控股公司購買了工程機械及建築機械各49%的股權。河南省外經貿廳於二零零零年四月七日批准上述股權轉讓。其後，本公司實際擁有工程機械和建築機械各94.951%股權。

Report of the Supervisory Committee 監事會報告書

I herein report that the Supervisory Committee of the Company has executed the function of monitoring and protected the legal interests of the shareholders and the Company in accordance with the duties stipulated in the Company Law of the PRC and the Articles of Association of the Company during the year ended 31st December, 2000.

1. To exercise the functions of monitoring the directors, general manager and other senior officers. In 2000, there was no report or discovery of the violation of the Articles of Association, the laws and regulations and actions that infringed upon the interests of the Company by the directors, general manager and other senior officers of the Company in the opinion of the Supervisory Committee, they could carry out their duties honestly, comply with the laws and protect the interests of all the shareholders.

   During the year, the Company had no material litigation nor did the Supervisory Committee have any negotiation with the Directors or bring any action against them on behalf of the Company.

2. To review the operation and financial position of the Company. The Supervisory Committee considers that the financial statements of the Company for the year 2000 which has been audited by an international accounting firm reflects a true and fair view of the operating results and assets of the Company in such year.

3. To check the financial statements and the proposal of profit distribution, which were proposed to the general meeting by the Directors. The Supervisory Committee considers that the above statements and the proposal have complied with the provisions of relevant laws and regulations and the Articles of Association.

4. In accordance with the Articles of Association of the Company, the Supervisors attended the Directors' meetings, participated in the major activities of the Company and monitored the matters resolved by the Board of Directors.

By order of the Supervisory Committee

Liu A Nan
Chairman of the Supervisory Committee

Luoyang, the PRC
25th April, 2001

本人呈報本公司截止二零零零年十二月三十一日止年度內依照《中華人民共和國公司法》及《公司章程》賦予的職權，履行監督職能，維護股東和本公司的合法權益之工作。

1. 履行對董事、總經理及其它高級管理人員的監督職能。在二零零零年度，未接到舉報或發現本公司董事、總經理及其它高級管理人員有違反《公司章程》、法律、法規以及損害本公司利益的行為。監事會認為他們能夠忠於職守，遵章守法，維護全體股東利益。

   本年度本公司未發生重大訴訟事項而監事會亦沒有代表本公司向董事交涉或對董事起訴。

2. 檢查本公司的經營及財務狀況。監事會認為，經國際會計師事務所審核後的二零零零年度本公司財務報告，真實公允地反映了本公司該年度經營業績和資產狀況。

3. 核對董事會提交給股東大會的財務報告及利潤分配方案之建議。監事會認為，上述報告和方案符合有關法律、法規和《公司章程》的規定。

4. 依照《公司章程》，監事會列席了董事會會議，參與了本公司的重大活動，對董事會討論決定的事項進行了監督。

承監事會命

劉阿南
監事會主席

中國・洛陽
二零零一年四月二十五日

33. Code of Best Practice

In the opinion of the Directors, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules throughout the year ended 31st December, 2000.

33. 最佳應用守則

董事會認為本公司於截至二零零零年十二月三十一日止年度內遵守了上市規則附錄14之最佳應用守則的要求。

34. Auditors

The Group's financial statements prepared in accordance with the Hong Kong accounting standards have been audited by Ernst & Young. Ernst & Young retired and a resolution for their reappointment as auditors of the Company will be proposed at the forthcoming annual general meeting.

34. 核數師

本集團根據香港會計準則所編制之財務報表由安永會計師事務所審核，安永會計師事務所任滿退任，關於續聘彼等為本公司核數師之決議將於應屆股東周年大會上提呈。

35. Material Litigation

During the period of this report, none of the Company, Directors, Supervisors nor senior officers of the Company had engaged in any material litigation or arbitration.

35. 重大訴訟

於報告期內，本公司、本公司董事、監事、高級管理人員並無牽涉重大訴訟或仲裁事項。

36. Audit Committee

The Company formed its Audit Committee on 25th April, 2001 in accordance with the Listing Rules to review and supervise the financial reporting procedure and internal supervision and control of the Group. The Audit Committee had held one meeting and reviewed the accounts of the Company for the year end 31st December, 2000.

36. 審核委員會

本公司已根據上市規則於二零零一年四月二十五日成立了審核委員會，以履行檢討及監察本集團的財務匯報程序及內部監控的職責。審核委員會共召開一次會議，審閱了本公司截至二零零零年十二月三十一日止年度之帳目。

By order of the Board of Directors

Fang Gang
Chairman

Luoyang, the PRC
25th April, 2001

承董事會命

方剛
董事長

中國，洛陽
二零零一年四月二十五日

2. As special resolutions:

1. Subject to the stipulations of Article 12 of the "Company Law of the People's Republic of China", to authorise the Board of Directors of the Company to determine any investment plan or proposal in respect of other limited companies, joint stock limited companies or other economic entities or projects, including but not limited to decisions on projects of investment, the companies or other economic entities to be invested, the amount, the method (including by way of issuance of the domestic invested shares or overseas listed foreign invested shares) and the time of investment and the execution of the relevant agreements and other documents;

2. Subject to the approval by The Stock Exchange of Hong Kong Limited and the Securities Regulatory Commission of the PRC, to approve the Company's allotment, issuance or otherwise dealing with either separately or concurrently, not more than 20% each of its domestic invested shares and overseas listed foreign invested shares in issue during the Relevant Period (as defined below) and to authorise the Board of Directors of the Company to deal with all necessary matters relating to such allotment and issue.

   For the purpose of this resolution, "Relevant Period" means the period from the date upon which this resolution is passed until whichever is the earliest of:

   (a) the last day of the twelve-month period from the date of this resolution is passed; or

   (b) the revocation or variation of the authorisation given under this resolution by a special resolution of the shareholders of the Company at the general meeting;

二、以特別決議案通過的事項：

1. 授權本公司董事會有權決定在《中華人民共和國公司法》第十二條規定的限額內，對其他有限責任公司或股份有限公司或其他經濟組織或專案的任何投資計劃或方案，包括但不限於決定投資專案、所投資的公司或其他經濟組織、具體金額、投資方式(包括以發行內資股或境外上市外資股等方式)和時間及簽署有關合約及其它文件等。

2. 在香港聯合交易所有限公司及中國證券監督管理委員會給予有關批准的條件下，批准本公司在有關期間(其定義見下文)內單獨或同時配售、發行或處理內資股及境外上市外資股，其數量不超過該類股份已發行的數量的20%，並授權本公司董事會處理所有有關這些配售及發行的事宜。

   就本決議案而言，「有關期間」指由本決議案獲通過之日起至下列兩者較早之日期為止之期間：

   (甲) 本決議獲通過之日起計的十二個月內的最後一天；或

   (乙) 本公司股東大會通過特別決議案撤消或更改本決議案下的授權之日期。

3. To authorise the Board of Directors of the Company to declare an interim dividend to the shareholders of the Company for the half year ended 30th June 2001.

3. 授權本公司董事會向本公司股東分派截至二零零一年六月三十日止中期股息。

By order of the Board
Jiang Guo Liang
Company Secretary

Luoyang, the PRC, 25th April, 2001

承董事會命
姜國梁
公司秘書

中國，洛陽，二零零一年四月二十五日

Notes:

1. The register of members of the Company's shares will be temporarily closed from 16th May, 2001 to 14th June, 2001 (both days inclusive) during which no transfer of shares will be registered in order to determine the list of shareholders for attending the AGM. The last lodgement for share transfer should be made on 15th May, 2001 at Hong Kong Registrars Limited by or before 4:00 p.m. The address of H share registrar of the Company, Hong Kong Registrars Limited is 2/F., Vicwood Plaza, No. 199 Des Voeux Road Central, Central, Hong Kong.

2. Each shareholder having the rights to attend and vote at the AGM is entitled to appoint one or more proxies (whether a shareholder or not) to attend and vote on his behalf. Should more than one proxy be appointed by one shareholder, such proxy shall only exercise his voting rights on a poll.

3. Shareholders can appoint a proxy by an instrument in writing (i.e. by using the Proxy Form enclosed). The Proxy Form shall be signed by the person appointing the proxy or an attorney authorised by such person in writing. If the Proxy Form is signed by an attorney, the power of attorney or other documents of authorisation shall be notarially certified. To be valid, the Proxy Form and the notarially certified power of attorney or other documents of authorisation must be delivered to the above legal address of the Company in not less than 24 hours before the time scheduled for the holding of the AGM.

4. Shareholders or proxies who intend to attend the AGM are requested to deliver the reply slip for attendance duly completed and signed to the Company in person, by post or by facsimile on or before Friday, 25th May, 2001.

5. Shareholders or their proxies shall present proofs of their identities upon attending the AGM. Should a proxy be appointed, the proxy shall also present the Proxy Form.

6. The AGM is expected to last for less than one day. The shareholders and proxies attending the AGM shall be responsible for their own travelling and accommodation expenses.

7. The Company's registered address:

No. 154, Jianshe Road, Luoyang, Henan Province, the PRC
Postal code: 471004
Telephone: 86-379-4967038
Facsimile: 86-379-4967438

附註：

一. 本公司將於二零零一年五月十六日至二零零一年六月十四日(首尾兩天包括在內)暫停辦理股份過戶登記手續，以確定有權出席股東大會的股東名單，股份過戶表格最遲須於二零零一年五月十五日下午四時或之前交回香港證券登記有限公司。本公司H股股份過戶登記處地址為：香港證券登記有限公司，地址：香港中環德輔道中199號維德廣場二樓。

二. 凡有權出席股東大會並有權表決的股東均有權委任一位或數位人士(不論該人士是否股東)作為其股東代理人，代其出席股東大會並行使其表決權。如一名股東委任超過一名股東代理人，其股東代理人只能以投票方式行使其表決權。

三. 股東委托他人出席股東大會及行使其表決權須以書面形式委任(委任表格附後)。此等委任表格可由委托人簽署，也可由委托人的授權人簽署。如果該委托表格由委托人的授權人簽署，則委托人授權其簽署的授權書或其他有效授權文件需要經過公證。經過公證的授權書或其他有效之授權文件及代表委任表格，須在股東大會舉行開始時間24小時前，交回本公司上述之法定地址，方為有效。

四. 擬出席本屆股東大會的股東應於二零零一年五月二十五日(星期五)或以前將擬出席會議的書面確認回復送達本公司。回復可採用來人、來函或傳真等方式送達。

五. 股東或其股東代理人須於出席股東大會時出示本人身份證件，如由股東代理人出席，則代理人還須攜帶其代理人委任表格。

六. 本屆股東大會會期預計不超過一天，往返及住宿費用由出席股東大會之股東及其代理人自行負責。

七. 本公司註冊地址為：

中國河南省洛陽市建設路154號
本公司郵政編號：471004
聯繫電話：86-379-4967038
傳真：86-379-4967438

To the members
First Tractor Company Limited
(Incorporated in the People's Republic of China with limited liability)

致：全體股東
第一拖拉機股份有限公司
(在中華人民共和國註冊之有限責任公司)

We have audited the financial statements on pages 45 to 92 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

本核數師(以下簡稱「我們」)已完成審核載於第45頁至第92頁按照一般香港公認之會計原則編制的財務報表。

Respective responsibilities of directors and auditors

董事及核數師各自的責任

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently. It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

貴公司董事的責任是編制真實而公允的財務報表。在編制真實而公允的財務報表時，董事必須貫徹採用合適之會計政策。我們的責任是根據審核工作之結果，對該等財務報表作出獨立意見，並將此意見向股東作出報告。

Basis of opinion

意見的基礎

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes an examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

我們是按照香港會計師公會頒佈的核數準則實行審核工作。審核範圍包括以抽查方式查核與財務報表所載數額及披露事項有關的憑證，亦包括評估董事於編制該等財務報表時所作出的重大評估及判斷，所釐定的會計政策是否適合 貴公司及 貴集團的具體情況，及有否貫徹執行並足夠地披露該等會計政策。

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

在策劃及進行審核工作時，均以取得一切我們認為必須的資料及解釋為目標，使我們能獲得充份的憑證，及就該等財務報表是否存有重要之錯誤陳述，作出合理的確定。在表達意見時，我們亦已衡量該等財務報表所載資料在整體上是否足夠。我們相信，我們之審核工作已為下列意見建立合理的基礎。

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2000 and of the loss and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Ernst & Young
Certified Public Accountants
Hong Kong, 25 April 2001

意見

我們認為，上述的財務報表均真實與公允地反映 貴公司及 貴集團於二零零零年十二月三十一日的財務狀況及 貴集團截至該日止年度的虧損及現金流量，並已按照香港公司條例之披露規定適當編制。

安永會計師事務所
執業會計師
香港，二零零一年四月二十五日

Consolidated Profit and Loss Account 綜合損益表

For the year ended 31st December, 2000 (Prepared in accordance with Hong Kong accounting standards)

截至二零零零年十二月三十一日止年度（根據香港會計準則編制）

		Notes 附註	2000 二零零零年 RMB'000 人民幣千元	1999 一九九九年 RMB'000 人民幣千元
TURNOVER	營業額	3	1,997,314	2,865,137
Cost of sales	銷售成本		(1,738,817)	(2,416,393)
Gross profit	毛利		258,497	448,744
Other revenue	其他收入		64,993	75,781
Selling expenses	銷售費用		(109,255)	(118,377)
Administrative expenses	管理費用		(195,494)	(216,629)
Other operating expenses	其他經營費用		(138,628)	(46,167)
PROFIT/(LOSS) FROM OPERATING ACTIVITIES	經營業務溢利／(虧損)	4	(119,887)	143,352
Finance costs	財務費用	5	(19,627)	(12,635)
Share of profits/(losses) of associates	應佔聯營公司溢利／(虧損)		(29,403)	2,101
Share of profit of a jointly-controlled entity	應佔聯合控制企業溢利		861	5,191
PROFIT/(LOSS) BEFORE TAX	除稅前溢利／(虧損)		(168,056)	138,009
Tax	稅項	6	(13,142)	(44,294)
PROFIT/(LOSS) BEFORE MINORITY INTERESTS	未計少數股東權益前溢利／(虧損)		(181,198)	93,715
Minority interests	少數股東權益		24,145	(13,594)
NET PROFIT/(LOSS) FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS	股東應佔日常業務純利／(虧損)	8	(157,053)	80,121
Dividend	股息	9	-	(41,703)
RETAINED PROFITS/(ACCUMULATED LOSSES) FOR THE YEAR	本年度留存收益／(累積虧損)		(157,053)	38,418
EARNINGS/(LOSS) PER SHARE - BASIC	每股盈利／(虧損)－基本	10	(20.01) cents	10.21 cents

Consolidated Statement of Recognised Gains and Losses 綜合確認損益表

For the year ended 31st December, 2000 (Prepared in accordance with Hong Kong accounting standards)

截至二零零零年十二月三十一日止年度（按照香港會計準則編製）

		Notes 附註	2000 二零零零年 RMB'000 人民幣千元	1999 一九九九年 RMB'000 人民幣千元
Net profit/(loss) for the year attributable to shareholders	年內股東應佔純利／(虧損)		(157,053)	80,121
Total recognised gains and losses	確認收益及虧損總額		(157,053)	80,121
Goodwill eliminated directly against reserves	直接與儲備撇銷之商譽	28	(14,269)	(6)
Capital reserve arising on acquisition of a subsidiary	因收購附屬公司而產生之資本儲備	28	-	101
			(171,322)	80,216

Consolidated Balance Sheet 綜合資產負債表

31st December, 2000 (Prepared in accordance with Hong Kong accounting standards)

二零零零年十二月三十一日（按照香港會計準則編制）

		Notes 附註	2000 二零零零年 RMB'000 人民幣千元	1999 一九九九年 RMB'000 人民幣千元
NON-CURRENT ASSETS	非流動資產			
Fixed assets	固定資產	11	870,381	958,704
Construction in progress	在建工程	12	63,468	62,669
Interests in associates	聯營公司權益	14	14,788	44,191
Interest in a jointly-controlled entity	聯合控制企業權益	15	28,688	28,025
Long term investments	長期投資	16	48,608	27,306
			1,025,933	1,120,895
CURRENT ASSETS	流動資產			
Short term investments	短期投資	16	109,640	52,136
Inventories	存貨	17	599,038	630,056
Trade and bills receivables	應收帳款及應收票據	18	487,419	534,181
Other receivables	其他應收款	19	103,472	199,512
Cash and cash equivalents	現金及現金等價物	21	967,285	1,120,429
			2,266,854	2,536,314
CURRENT LIABILITIES	流動負債			
Trade and bills payables	應付帳款及應付票據	22	403,325	473,326
Tax payable	應交稅金		11,007	14,192
Other payables and accruals	其他應付款及應計負債	23	363,863	372,689
Interest-bearing bank and other loans	附帶利息之銀行和其他貸款	25	194,039	197,970
			972,234	1,058,177
NET CURRENT ASSETS	淨流動資產		1,294,620	1,478,137
TOTAL ASSETS LESS CURRENT LIABILITIES	資產總額減流動負債		2,320,553	2,599,032
NON-CURRENT LIABILITIES	非流動負債			
Interest-bearing bank loans	附帶利息之銀行貸款	25	24,790	—
Deferred tax	遞延稅項	26	3,702	6,170
			28,492	6,170
Minority interests	少數股東權益		65,930	195,409
			2,226,131	2,397,453
CAPITAL AND RESERVES	股本及儲備			
Share capital	股本	27	785,000	785,000
Reserves	儲備	28	1,441,131	1,612,453
			2,226,131	2,397,453

Fang Gang 方剛
Director董事

Cui Qi Hong 崔起鴻
Director董事

Consolidated Cash Flow Statement 綜合現金流量表

For the year ended 31st December, 2000 (Prepared in accordance with Hong Kong accounting standards)

截至二零零零年十二月三十一日止年度（根據香港會計準則編制）

		Notes 附註	2000 二零零零年 RMB'000 人民幣千元	1999 一九九九年 RMB'000 人民幣千元
NET CASH INFLOW FROM OPERATING ACTIVITIES	經營業務之淨現金流入	29(a)	125,960	175,444
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE	投資回報及籌資費用			
Interest received	已收利息		27,927	35,643
Interest paid	支付利息		(19,627)	(12,635)
Dividends paid	支付股息		(41,703)	(40,820)
Dividends paid to minority shareholders	支付少數股東之股息		(2,245)	(16,315)
Net cash outflow from returns on investments and servicing of finance	投資回報及籌資費用之淨現金流出		(35,648)	(34,127)
TAX	稅項			
Income tax paid	支付所得稅		(18,597)	(53,147)
INVESTING ACTIVITIES	投資活動			
Purchases of fixed assets and additions to construction in progress	購買固定資產及增加在建工程支出		(46,966)	(100,182)
Purchases of long term investments	購買長期投資		(21,302)	-
Purchases of short term investments	購買短期投資		(107,504)	(52,136)
Acquisition of subsidiaries	收購附屬公司	29(c)	3,000	(20,130)
Acquisition of minority interests	收購少數股東權益	29(d)	(129,353)	-
Proceeds from disposal of short term investments	出售短期投資收入		53,000	-
Proceeds from disposal of fixed assets	出售固定資產收入		3,407	440
(Increase)/decrease in time deposits with original maturity of more than three months when acquired	存款期多於三個月的定期存款(增加)／減少		(4,225)	137,087
Net cash outflow from investing activities	投資活動之淨現金流出		(249,943)	(34,921)
NET CASH (OUTFLOW)/INFLOW BEFORE FINANCING ACTIVITIES	籌資活動前之淨現金(流出)／流入		(178,228)	53,249
FINANCING ACTIVITIES	籌資活動			
New bank and other loans	新增銀行及其他貸款	29(b)	258,270	158,520
Repayment of bank and other loans	償還銀行及其他貸款	29(b)	(237,411)	(104,070)
Repayment of debentures	償還債券	29(b)	-	(16,313)
Net cash inflow from financing activities	籌資活動之淨現金流入		20,859	38,137

		Notes 附註	2000 二零零零年 RMB'000 人民幣千元	1999 一九九九年 RMB'000 人民幣千元
(DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	現金及現金等價物之(減少)／增加		(157,369)	91,386
Cash and cash equivalents at beginning of year	年初之現金及現金等價物		585,278	493,892
CASH AND CASH EQUIVALENTS AT END OF YEAR	年終之現金及現金等價物		427,909	585,278
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS	現金及現金等價物之餘額分析			
Cash and bank balances	現金及銀行存款	21	333,261	432,660
Time deposits with original maturity of less than three months when acquired	存款期少於三個月的定期存款		94,648	152,618
			427,909	585,278

Balance Sheet 資產負債表

[illegible]

[illegible]

		Notes 附註	2000 二零零零年 RMB'000 人民幣千元	1999 一九九九年 RMB'000 人民幣千元
NON-CURRENT ASSETS	非流動資產			
Fixed assets	固定資產	11	667,776	731,529
Construction in progress	在建工程	12	56,074	57,167
Interests in subsidiaries	附屬公司權益	13	708,712	686,050
Interests in associates	聯營公司權益	14	15,000	42,000
Interest in a jointly-controlled entity	聯合控制企業權益	15	25,000	25,000
Long term investments	長期投資	16	25,303	4,000
			1,497,865	1,545,746
CURRENT ASSETS	流動資產			
Short term investments	短期投資	16	100,000	50,000
Inventories	存貨	17	258,283	307,284
Trade and bills receivables	應收帳款及應收票據	18	80,752	86,700
Other receivables	其他應收款	19	47,856	161,910
Cash and cash equivalents	現金及現金等價物	21	647,172	756,001
			1,134,063	1,361,895
CURRENT LIABILITIES	流動負債			
Trade and bills payables	應付帳款及應付票據	22	246,686	334,598
Tax payable	應交稅金		3,055	-
Other payables and accruals	其他應付款及應計負債	23	138,919	154,997
Interest-bearing bank loans	附帶利息之銀行貸款	25	20,000	50,000
			408,660	539,595
NET CURRENT ASSETS	淨流動資產		725,403	822,300
TOTAL ASSETS LESS CURRENT LIABILITIES	資產總額減流動負債		2,223,268	2,368,046
NON-CURRENT LIABILITIES	非流動負債			
Interest-bearing bank loans	附帶利息之銀行貸款	25	5,000	-
Deferred tax	遞延稅項	26	3,702	6,170
			8,702	6,170
			2,214,566	2,361,876
CAPITAL AND RESERVES	股本及儲備			
Share capital	股本	27	785,000	785,000
Reserves	儲備	28	1,429,566	1,576,876
			2,214,566	2,361,876

Fang Gang 方剛
Director 董事

Cui Qi Hong 崔起鴻
Director 董事

1. CORPORATE INFORMATION

During the year the Group was involved in the following principal activities:

- manufacture and sale of agricultural tractors and related parts and components
- manufacture and sale of construction machinery
- manufacture and sale of road machinery
- manufacture and sale of agricultural harvesting machinery

In the opinion of the directors, the ultimate holding company of the Company is China First Tractor Group Company Limited ("Holding"), which was established in the People's Republic of China (the "PRC").

1. 公司資料

年內，本集團主要經營的主營業務如下：

- 製造及出售農業拖拉機及有關零部件
- 製造及出售工程機械
- 製造及出售路面機械
- 製造及出售農業收獲機械

董事認為，本公司的最終控股公司為於中華人民共和國(「中國」)成立的中國一拖集團有限公司(「控股公司」)。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

These financial statements have been prepared in accordance with Hong Kong Statements of Standard Accounting Practice, accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance. They have been prepared under the historical cost convention, except for the periodic remeasurement of certain fixed assets, debt and equity investments, as further explained below.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2000. The results of subsidiaries acquired or disposed of during the year are consolidated from or to their effective dates of acquisition or disposal, respectively. All significant inter company transactions and balances within the Group are eliminated on consolidation.

Subsidiaries

A subsidiary is a company in which the Company, directly or indirectly, controls more than half of its voting power or issued share capital or controls the composition of its board of directors.

2. 主要會計政策摘要

編制基準

本財務報表根據香港會計實務準則、香港一般公認之會計原則及香港公司條例之規定而編制。除以下所解釋之某些固定資產、債權及股權投資的周期性重新計算外，本財務報表採用歷史成本法。

綜合基準

綜合財務報表包括本公司及其附屬公司截至二零零零年十二月三十一日止年度的財務報表，年內收購或出售之附屬公司之業績，分別由實際收購日起開始綜合或綜合至售出日止。本集團內部公司間之重大交易和結存均已於綜合時抵銷。

附屬公司

附屬公司為本公司直接或間接控制其一半以上投票權或已發行股本或控制其董事會之組成的公司。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Subsidiaries (continued)

Interests in subsidiaries are stated at cost unless, in the opinion of the directors, there have been permanent diminutions in values, when they are written down to values determined by the directors.

Associates

An associate is a company, not being a subsidiary, or a joint venture, in which the Group has a long term interest of generally not less than 20% of the equity voting rights and over which it is in a position to exercise significant influence.

The Group's share of the post-acquisition results and reserves of associates is included in the consolidated profit and loss account and consolidated reserves, respectively. The Group's interests in associates are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting less any provisions for diminutions in values other than temporary in nature deemed necessary by the directors.

The results of associates are included in the Company's profit and loss account to the extent of dividends received and receivable. The Company's interests in associates are stated at cost less any provisions for diminutions in values other than temporary in nature deemed necessary by the directors.

Joint ventures

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity.

Joint venture arrangements which involve the establishment of a separate entity in which the Group and other parties have an interest are referred to as jointly-controlled entities.

2. 主要會計政策摘要(續)

附屬公司(續)

於附屬公司之權益乃按成本列示，如董事認為投資發生永久性減值，則將其調減到董事確定的價值。

聯營公司

聯營公司乃指一家不屬附屬公司或合資企業，而本集團長期擁有其股本投票權不少於20%及可對其行使重大影響力之公司。

本集團所佔聯營公司收購後之業績與儲備，分別載列於綜合損益表及綜合儲備內。本集團列於綜合資產負債表內之聯營公司投資，乃根據權益會計法計算本集團應佔之資產淨值，減除本公司董事認為必要之的非暫時性的減值準備。

聯營公司之業績在本公司損益帳內計入已收及應收股息。本公司於聯營公司的權益按成本減除本公司董事認為必要之非暫時性的減值撥備。

合資企業

合資企業指本集團與其他合作方通過經濟活動簽署的一項合約式安排。該等經濟活動受合約雙方之共同控制，其中任何一方並不具有單方面之控制權。

合資安排如包括設立一個由本集團及其他合資方佔有權益獨立實體，則稱作聯合控制企業。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Joint ventures (continued)

The Group's share of post acquisition results and reserves of its jointly-controlled entity is included in the consolidated profit and loss account and consolidated reserves, respectively. The Group's interest in the jointly-controlled entity is stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting.

The results of the jointly-controlled entity are included in the Company's profit and loss account to the extent of dividends received and receivable. The Company's interest in its jointly-controlled entity is treated as a long term investment and is stated at cost less any provision for diminution in value, other than those considered to be temporary in nature, deemed necessary by the directors.

Goodwill or capital reserve

Goodwill or capital reserve arising on consolidation of subsidiaries and on acquisition of associates and a jointly-controlled entity represents the excess or shortfall of the purchase consideration paid over the fair values ascribed to the net underlying assets acquired at the date of acquisition. Goodwill is eliminated against reserves and capital reserve amount is credited directly to reserves, in the year of acquisition.

Fixed assets and depreciation

Fixed assets are stated at cost less accumulated depreciation.

The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after the fixed assets have been put into operation, such as repairs and maintenance, is normally charged to the profit and loss account in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the fixed asset, the expenditure is capitalised as an additional cost of that fixed asset.

2. 主要會計政策摘要(續)

合資企業(續)

本集團應佔聯合控制企業收購後經營業績及儲備已分別計入綜合損益帳及儲備帳中。本集團應佔聯合控制企業權益乃按權益法將本集團所佔之資產淨值計入綜合資產負債表。

聯合控制企業經營業績在本公司損益帳內計入已收及應收股息。本公司在聯合控制實體中之權益被視為長期投資，並按成本減本公司董事認為必要之非暫時性減值撥備。

商譽或資本儲備

於綜合附屬公司及收購聯營公司和聯合控制企業而產生之商譽或資本儲備，是指附屬公司及聯營公司及聯合控制企業之收購代價超逾或低於收購之日所收購淨資產於公平價值之差額，商譽於收購年度自儲備撇銷，而資本儲備則於收購年度直接計入儲備。

固定資產及折舊

固定資產乃按原值減累計折舊列示。

固定資產原值包括其購買價及資產達致運作狀態及運至工作地點作擬定用途之直接費用。在固定資產運作後所發生之支出(如維修費用)，通常列入發生支出期間之損益帳內。倘情況明確顯示開支會導致使用該固定資產所獲得之經濟利益有所增加時，則將該開支資本化，作為固定資產之額外成本。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fixed assets and depreciation (continued)

The gain or loss on disposal or retirement of a fixed asset recognised in the profit and loss account is the difference between the net sales proceeds and the carrying amount of the relevant asset.

Depreciation of fixed assets is calculated on a straight-line basis to write off the cost of each asset over its estimated useful life, after taking into account its estimated residual value. The estimated useful lives of fixed assets are as follows:

Buildings	8-30 years
Plant, machinery and equipment	6-16 years
Transportation vehicles and equipment	6-12 years

Where, in the opinion of the directors, the recoverable amounts of fixed assets have declined below their carrying amounts, provisions are made to write down the carrying amounts of such assets to their recoverable amounts. Recoverable amounts are not determined using discounted cash flows. Reductions of recoverable amounts are charged to the profit and loss account, except to the extent that they reverse previous revaluation surpluses in respect of the same items, when they are charged to the revaluation reserve.

Construction in progress

Construction in progress represents factory buildings, plant and machinery and other fixed assets under construction and is stated at cost and is not depreciated. Cost comprises direct costs of construction as well as interest charges on related borrowed funds during the periods of construction, installation and testing. Capitalisation of interest charges and exchange difference ceases when the fixed assets are substantially ready for their intended use. Construction in progress is reclassified to the appropriate category of fixed assets when completed and ready for use.

2. 主要會計政策摘要(續)

固定資產及折舊(續)

損益帳內所載固定資產出售或報廢時所引起之損益，乃有關固定資產之出售收入與帳面淨值之差額。

固定資產折舊根據原值，估計可使用年限和估計殘值，採用直線法計算。各類固定資產之估計可使用年限如下：

房屋和建築物	8-30年
機器及設備	6-16年
運輸工具與設備	6-12年

如董事認為固定資產的可收回款額下降至低於其等的面值，則須作出撥備，將該等資產的面值調減到其等的可收回款額。可收回款額不是以扣舊現金流量釐定，可收回款額的減值計入損益帳，除非其等就相同項目調整過往重估盈餘，則其等應計入重估儲備。

在建工程

在建工程指正在施工或安裝中之建築物、廠房、機器設備及其他在建之固定資產，並按成本列帳，不計提折舊。成本包括直接建築成本，在建築安裝及測試期內相關貸款之利息支出。倘固定資產大致可作擬定用途，則終止將利息開支及匯兑差額資本化。在建工程乃於完成及達致使用狀況時轉入合適的固定資產類別。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Long term investments

Long term investments are non-trading investments in unlisted equity securities intended to be held on a long term basis.

Unlisted securities are stated at their estimated fair values on an individual basis. These are determined by the directors having regard to, inter alia, the comparison of price/earnings ratios and dividend yields of the securities with those of similar listed securities, with allowance made for the lower liquidity of the unlisted securities.

The gains or losses arising from changes in the fair values of a security are dealt with as movements in the long term investment revaluation reserve, until the security is sold, collected, or otherwise disposed of , or until the security is determined to be impaired, when the cumulative gain or loss derived from the security recognised in the long term investment revaluation reserve, together with the amount of any further impairment, is charged to the profit and loss account for the period in which the impairment arises. Where the circumstances and events which led to an impairment cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future, the amount of the impairment previously charged and any appreciation in fair value is credited to the profit and loss account to the extent of the amount previously charged.

Short term investments

Short term investments are investments in debt and equity securities held for trading purposes and are stated at their fair values on the basis of their quoted market prices at the balance sheet date on an individual investment basis. The gains or losses arising from changes in the fair value of a security are credited or charged to the profit and loss account for the period in which they arise.

2. 主要會計政策摘要(續)

長期投資

長期投資指以長期性持有及非交易性的非上市權益性証券的投資。

非上市証券以個別情況按公平價值計算，並由董事按其他已上市的類似證券的價格／收益率及該証券的股息收益作比較，並考慮未上市証券的低流通性之後所確定。

因証券公平價值變化而產生的盈虧將以長期投資重新估值儲備入帳，直至該証券被出售、收集或停止使用，或該証券被確定將會跌值時，以此長期投資重新估值儲備入帳的盈虧連同進一步跌值的金額將計入跌值發生的期間的損益帳項。當引發跌值之事件或條件已不存在或有令人信服之証據表明新的條件或事件將在可預見之未來存在，原先入帳的跌值金額和任何市價的升值將按先前在損益內扣除的金額為限列入損益帳內。

短期投資

短期投資指以交易為目的之債權及股權性証券投資。短期投資按公平價值列示，其公平價值乃按個別投資於結算日之市場價計算。因公平價值變化而產生之盈虧將計入相關時期的損益帳。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Deferred tax

Deferred tax is provided, using the liability method, on all significant timing differences to the extent it is probable that the liability will crystallise in the foreseeable future. A deferred tax asset is not recognised until its realisation is assured beyond reasonable doubt.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined on the weighted average basis and, in the case of work in progress and finished goods, comprises direct materials, direct labour and an appropriate proportion of production overheads. Net realisable value is based on estimated selling prices less any estimated costs to be incurred to completion and disposal.

Spare parts and consumables are stated at cost less provisions for obsolescence.

Foreign currencies

The Group's financial records are maintained and the financial statements are stated in Renminbi ("RMB").

Foreign currency transactions are recorded at the applicable rates of exchange ruling at the transaction dates as quoted by the People's Bank of China. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange prevailing at the balance sheet date as quoted by the People's Bank of China. Exchange differences are dealt with in the profit and loss account.

On consolidation, the financial statements of the overseas subsidiary is translated to Renminbi at the applicable rates of exchange ruling at the balance sheet date. All material translation differences arising on consolidation are dealt with through the exchange fluctuation reserve.

2. 主要會計政策概要(續)

遞延稅項

因時間差異所引起之遞延稅項乃按債務法對可預見之將來可能變成的負債作出準備。遞延稅項資產在其毫無疑問地獲得確定之前將不予以確認。

存貨

存貨以成本和可變現淨值兩者之較低者列帳。成本乃以加權平均法釐定，在製品及產成品之成本包括直接材料、直接工資及應攤分之生產費用。可變現淨值為估計銷售價減預期於完成的成本和變現費用。

備件及低值易耗品按成本減陳舊積壓準備後列帳。

外幣

本集團之財務記錄及財務報表均以人民幣為本位幣。

外幣交易按交易當日中國人民銀行頒布之匯率計算入帳。於結算日，以外幣為單位之貨幣性資產與負債按當日中國人民銀行之匯率換算為人民幣，有關之兌換差額撥入損益帳項處理。

於綜合帳目時，海外附屬公司之財務報表按結算日適用之匯率換算為人民幣。因綜合帳目所產生之所有重大匯兌差額均計入匯兌差異儲備。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

(a) from the sale of goods, when the significant risks and rewards of ownership have been transferred to the buyer, provided that the Group maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold; and

(b) interest income, on a time proportion basis, taking into account the principal outstanding and the effective interest rate applicable.

Research and development costs

All research costs are charged to the profit and loss account as incurred.

Expenditure incurred on projects to develop new products is capitalised and deferred only when the projects are clearly defined; the expenditure is separately identifiable and can be measured reliably; there is reasonable certainty that the projects are technically feasible; and the products have commercial value. Product development expenditure which does not meet these criteria is expensed when incurred.

Deferred development costs are amortised using the straight-line basis over the commercial lives of the underlying products not exceeding five years, commencing from the date when the products are put into commercial production.

Provision for warranty claims

Provision for warranty claims is calculated based on the unit rate charged by repair centres and the estimated number of units of tractors and components already sold which may require repairs and maintenance.

2. 主要會計政策摘要(續)

收入之確認

當本集團可能獲得經濟利益，而該利益可準確計算時按下列基準予以確認：

(a) 銷貨時，當所有權的重大風險及利益都已轉移給買方後，且本集團既不參與有關產品所有權的管理活動，亦不實際控制已售貨品時；及

(b) 利息收入以尚餘本金及適用之實際利率按時間比例計算。

研究與開發費用

研究費用於發生時列入損益帳。

當有關項目可以明確地界定，費用可單獨確定並被可靠地計量，並可合理地確認該項目在技術上的可行性；而研制的產品具商業價值，則研制新產品而產生的費用可被資本化及被遞延。未能滿足上述條件的產品開發費用當發生時計入費用。

遞延開發費用按直線法以該產品不超過五年的商業使用期進行攤銷，該使用期以產品投入商業生產之日起計算。

保用索償準備

保用索償準備乃按維修中心徵收之單價及預期可能須修理及維修之拖拉機及零部件的數目而計算。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2. 主要會計政策概要（續）

Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Rentals applicable to such operating leases are charged to the profit and loss account on the straight-line basis over the lease terms.

經營租約

經營租約乃將資產所有權之絕大部份收益及風險保留在出租者之租約。該等經營租約的租金以直線法按租約年期在損益帳內扣除。

Retirement benefits scheme

Contributions to defined contribution retirement scheme are charged to the profit and loss account as incurred.

退休福利計劃

按規定供款繳付退休養老統籌金之供款於發生時列入損益帳。

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

關連人士

如其中一方有能力直接或間接控制另一方或在財務及經營決策上對另一方產生重大影響時，則屬關連人士。如共同受同一方的控制或重大影響，亦屬關連人士。關連人士可為個人或公司企業。

Cash equivalents

For the purpose of the consolidated cash flow statement, cash equivalents represent short term highly liquid investments which are readily convertible into known amounts of cash and which were within three months of maturity when acquired, less advances from banks repayable within three months from the date of the advance. For the purpose of balance sheet classification, cash equivalents represent assets similar in nature to cash, which are not restricted as to use.

現金等價物

就綜合現金流量表而言，現金等價物乃指於三個月內到期，並可隨時轉換為已知金額現金之短期高變現能力之投資，減去自借貸日期起計須於三個月內償還之銀行貸款。就資產負債表的分類而言，現金等價物乃指在性質上類似於現金，而其用途不受限制的資產。

3. TURNOVER AND REVENUE

Turnover represents the invoiced value of goods sold, net of discounts and returns, and excludes sales taxes and intra-group transactions.

An analysis of turnover and revenue is as follows:

3. 營業額與收入

營業額為銷貨之發票金額扣除折扣和退貨後之淨額，不包括銷售稅和集團內部交易額。

營業額與收入之分析如下：

		2000 二零零零年 RMB'000 人民幣千元	1999 一九九九年 RMB'000 人民幣千元
Turnover - sale of goods	營業額－產品銷售	1,997,314	2,865,137
Interest income	利息收入	27,927	35,643
Income from sundry sales	雜項銷售收入	9,121	11,904
Subsidies from the local Finance Bureau	地方財政補貼	—	6,000
Revenue	收入	2,034,362	2,918,684

4. PROFIT/(LOSS) FROM OPERATING ACTIVITIES

4. 經營業務溢利／(虧損)

The Group's profit/(loss) from operating activities is arrived at after charging/(crediting):

本集團經營業務溢利／(虧損)已經扣除／(計入)下列各項：

		2000 二零零零年 RMB'000 人民幣千元	1999 一九九九年 RMB'000 人民幣千元
Depreciation of fixed assets	固定資產折舊	97,929	93,507
Provisions for impairments of construction in progress	在建工程跌值撥備	10,135	—
Provisions for impairments of fixed assets	固定資產跌值撥備	29,735	—
Staff costs (exclusive of directors' and supervisors' emoluments):	員工費用(不包括董事及監事酬金)：		
Wages and salaries	工資及薪金	239,365	229,013
Pension contributions	退休金供款	53,423	54,449
Operating lease rentals:	經營租約租金：		
Land and buildings	土地與建築物	13,264	13,438
Plant and machinery	機器與設備	5,245	7,640
Research and development expenses	研究與開發費用	6,459	7,396
Directors' and supervisors' remuneration:	董事及監事酬金：		
Fees	袍金	—	—
Other emoluments	其他酬勞	545	1,235
Auditors' remuneration	核數師酬金	2,700	3,300
Loss on disposal of fixed assets	出售固定資產損失	1,874	1,184
Exchange losses, net	匯兌損失淨額	848	578
Gains on disposal of listed investments	出售上市投資之收益	(3,000)	—
Interest income	利息收入	(27,927)	(35,643)

5. FINANCE COSTS 5. 財務費用

		Group 本集團	
		2000 二零零零年 RMB'000 人民幣千元	1999 一九九九年 RMB'000 人民幣千元
Interest on bank and other loans wholly repayable within five years	銀行及其他貸款須於五年內全數償還之貸款之利息支出	19,627	12,635
Less: Interest capitalised	減：資本化之利息	—	—
Finance costs, net	財務費用淨額	19,627	12,635

6. TAX 6. 稅項

		2000 二零零零年 RMB'000 人民幣千元	1999 一九九九年 RMB'000 人民幣千元
The Company and subsidiaries:	本公司及附屬公司：		
PRC income tax provided for the year	本年度之中國所得稅	15,412	45,711
Deferred tax (note 26)	遞延稅項(附註26)	(2,468)	(2,468)
		12,944	43,243
Share of tax attributable to:	應佔稅項：		
Associates	聯營公司	—	196
Jointly-controlled entity	聯合控制企業	198	855
Tax charge for the year	本年度稅務支出	13,142	44,294

No provision for Hong Kong profits tax has been made as the Group had no assessable profits earned in or derived from Hong Kong.

由於本集團並無於香港賺取或源自香港之應課稅溢利，故並無就香港所得稅作出撥備。

The PRC income tax of the Company, Luoyang Changlun Agricultural Machinery Company Limited, First Tractor Qingjiang Tractor Company Limited ("FTQT"), Yituo (Luoyang) Harvester Co., Ltd., Yituo (Zhenjiang) Harvester Co., Ltd., and Guizhou Zhenning Biological Industrial Co., Ltd. is calculated based on 33% of the respective company's assessable profits determined in accordance with the relevant PRC laws and regulations.

本公司，洛陽長侖農業機械有限公司、一拖清江拖拉機有限公司(「一拖清江」)、一拖(洛陽)收獲機械有限公司、一拖(鎮江)收穫機械有限公司及貴州鎮寧生物工業有限公司之中國所得稅乃以各自根據有關中國法律及法則釐定之應課稅溢利的33%稅率計算。

6. TAX (continued)

Zhenjiang Huachen Huatong Road Machinery Co., Ltd. ("ZHHRM") and Zhenjiang Huatong Aran Machinery Co., Ltd. ("ZHAM") are subject to the Income Tax Law of the PRC for Enterprises with Foreign Investment Enterprises and Foreign Enterprises, and are entitled to an income tax holiday for two years commencing with their respective first profit-making year and a 50% reduction in income tax for the following three years. The year 2000 is the income tax holiday period for ZHHRM and hence no income tax has been charged to ZHHRM for the year ended 31 December 2000. The income tax holiday of ZHAM lapsed on 31 December 1998 and ZHAM's 2000 PRC income tax is calculated at 12% (after the deduction of 50% tax relief) on its assessable profits of 2000 (1999: 12% after the deduction of 50% tax relief).

Yituo (Luoyang) Construction Machinery Co., Ltd. ("YCMC") and Yituo (Luoyang) Building Machinery Co., Ltd. ("YBMC") have been accredited as "Technologically-advanced Enterprises" and are entitled to income tax reduction for a period of three years starting from 1 January 1999. The PRC income tax of the aforesaid companies is calculated at 15% (after taking into account the income tax reduction) on their respective assessable profits.

First Tractor Shenyang Tractor Company Limited ("FTST"), a limited liability company located in the technological economic zone in Shenyang, is entitled to an income tax holiday for its first two profit-making years which commenced in 1998 and a 50% reduction in income tax for the following three years. As FTST incurred a loss for the year ended 31 December 2000, no PRC income tax has been charged for the year ended 31 December 2000.

Profits tax of the subsidiary operating outside the PRC is subject to the rate applicable in its jurisdiction.

The PRC income tax of the associates and jointly-controlled entity is calculated at 0% to 33% on the respective company's assessable profits determined in accordance with the relevant PRC laws and regulations.

There was no material unprovided deferred tax during the year or at the balance sheet date (1999: Nil).

6. 稅項(續)

根據中國外商投資企業及外國企業所得稅法，鎮江華晨華通路面機械有限公司(「華晨華通」)及鎮江華通阿倫機械有限公司(「華通阿倫」)享有賺得溢利的首兩年免繳所得稅，其後三年減半繳納所得稅之稅務優惠。二零零零年度乃華晨華通之所得稅優惠期，故截至二零零零年十二月三十一日止年度，華晨華通並無任何所得稅支出。華通阿倫之所得稅優惠期至一九九八年十二月三十一日結束，該公司之二零零零年度中國所得稅按應課稅溢利之12%(已減半稅率)計算(一九九九年：已減半稅率12%計算)。

一拖(洛陽)工程機械有限公司(「工程機械」)及一拖(洛陽)建築機械有限公司(「建築機械」)已被確定為「先進技術企業」，享有自一九九九年一月一日起三個年度之所得稅優惠。此兩公司之中國所得稅乃按應課稅溢利之15%(已減稅率)計算。

一家位於瀋陽經濟技術開發區之有限責任公司，一拖瀋陽拖拉機有限公司(「一拖瀋陽」)，於一九九八年起賺得溢利之首兩年可獲免征所得稅，其後三年之所得稅可獲減半。由於一拖瀋陽截至二零零零年十二月三十一日止年度錄得虧損，因此，截至二零零零年十二月三十一日止年度無任何中國所得稅支出。

於中國境外經營之附屬公司須按適用於有關司法權區之稅率繳交所得稅。

根據有關中國法律和法則，聯營公司及聯合控制企業之中國所得稅按各自應課稅溢利之0%至33%計算。

於年內或於結算日，本公司並無任何重大未撥備遞延稅項(一九九九年：無)。

7. RELATED PARTY TRANSACTIONS

7. 關連人士交易

(a) The significant transactions carried out between the Group and the Holding group, inclusive of subsidiaries and associates of Holding, during the year are summarised as follows:

(a) 年內，本集團與控股公司集團，包括控股公司之附屬公司及聯營公司的重大交易如下：

		Notes 附註	2000 二零零零年 RMB'000 人民幣千元	1999 一九九九年 RMB'000 人民幣千元
Sales of raw materials and components	銷售原材料及零部件	(i)	125,631	191,971
Purchases of raw materials and components	購買原材料及零部件	(i)	191,535	314,187
Purchases of utilities	支付動力費	(ii)	56,510	68,944
Fees paid for welfare and support services	支付福利及後勤服務費	(iii)	44,677	46,055
Purchases of transportation services	支付運輸費	(iii)	9,188	9,472
Research and development expenses paid	支付研究及開發費用	(iv)	2,600	5,392
Fees paid for the use of land	支付土地租金	(v)	5,000	5,000
Fees paid for the use of trademark	支付商標費	(vi)	2,600	4,095
Rentals paid in respect of:	支付租金：			
Buildings	建築物	(vii)	1,763	1,738
Plant and machinery	機器及設備	(vii)	5,000	7,640

(b) The significant transactions carried out between FTQT and its minority shareholder during the year are summarised as follows:

(b) 本年度一拖清江及其少數股東之重大交易如下：

		Notes 附註	2000 二零零零年 RMB'000 人民幣千元	1999 一九九九年 RMB'000 人民幣千元
Sales of raw materials and components	銷售原材料及零部件	(i)	4,854	13,996
Purchases of raw materials and components	購買原材料及零部件	(i)	18,417	28,107
Sales of utilities	收取動力費	(ii)	1,542	2,466

7. RELATED PARTY TRANSACTIONS (continued)

(i) Pursuant to relevant agreements, the pricing in respect of raw materials and components is determined by reference to the State price (i.e. mandatory prices set in accordance with relevant PRC regulations, where applicable) or if there is no applicable State price for any such raw material or component, the market price or the agreed price which is not exceeding the price charged in the immediate preceding year increased by a percentage equal to certain PRC consumer price index, whichever is lower.

(ii) Pursuant to relevant agreements, the pricing in respect of utilities is determined by reference to the State price (i.e. mandatory prices set in accordance with relevant PRC regulations, where applicable) or if there is no applicable State price for any such service, the market price or the agreed price which is not exceeding the price charged in the immediate preceding year increased by a percentage equal to certain PRC consumer price index, whichever is lower.

(iii) Pursuant to relevant agreements, the pricing in respect of each of the welfare and supporting services and transportation services is determined by reference to the State price (i.e. mandatory prices set in accordance with relevant PRC regulations, where applicable) or if there is no applicable State price for any such services, the market price or the agreed price which is not exceeding the price charged in the immediate preceding year increased by a percentage equal to certain PRC consumer price index, whichever is lower.

(iv) Pursuant to relevant agreements, the pricing in respect of routine research and development services is calculated at 0.2% of the Company's net annual turnover.

(v) Pursuant to relevant agreements, the annual rental for the use of land is RMB5 million subject to a further land rental adjustment announced by the relevant State land administration authorities.

7. 關連人士交易(續)

(i) 根據有關協議，原材料及零部件之價格，在適用之情況下乃參考國家定價(即根據中國有關規定之指定價格)釐定，如該等原材料或零部件並無國家定價，則為市價或協定價格兩者之較低者，而協定價不得超過上一年價格再加上若干中國消費物價指數調整之數額。

(ii) 根據有關協議，動力之價格，在適用之情況下乃參考國家定價(即根據中國有關規定之指定價格)釐定，如該等服務並無國家定價，則為市價或協定價格兩者之較低者，而協定價不得超過上一年價格再加上若干中國消費物價指數調整之數額。

(iii) 根據有關協議，福利及後勤服務與運輸服務之價格，在適用之情況下乃參考國家定價(即根據中國有關規定之指定價格)釐定，如該等服務並無國家定價，則為市價或協定價格兩者之較低者，而協定價不得超過上一年價格再加上若干中國消費物價指數調整之數額。

(iv) 根據有關協議，日常研究及開發服務之定價乃根據本公司全年營業淨額0.2%計算。

(v) 根據有關協議，使用土地之全年租金為人民幣5,000,000元，除非有關之國有土地管理局宣佈調整土地租金。

7. RELATED PARTY TRANSACTIONS (continued)

(vi) Pursuant to relevant agreements, the pricing for the use of the trademark is charged at the rate of 0.2% of the Company's net annual turnover.

(vii) Pursuant to relevant agreements, the rental of buildings and plant and machinery is charged with reference to the depreciation of relevant assets.

(c) Further details of the balances with related parties are set out in notes 20 and 24 to the financial statements.

7. 關連人士交易(續)

(vi) 根據有關協議，商標使用的價格按本公司全年營業淨額的0.2%計算。

(vii) 根據有關協議，建築物及機器設備之租賃價格根據相關資產之折舊計算。

(c) 與關連人士之結餘的進一步詳情載於本財務報表附註20及24。

8. NET PROFIT/(LOSS) FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS

The net loss from ordinary activities attributable to shareholders dealt with in the financial statements of the Company is RMB147,310,000 (1999: profit of RMB51,596,000).

8. 股東應佔日常業務純利／(虧損)

於本公司財務報表中之股東應佔虧損為人民幣147,310,000元(一九九九年：純利為人民幣51,596,000元)。

9. DIVIDEND

9. 股息

		2000 二零零零年 RMB'000 人民幣千元	1999 一九九九年 RMB'000 人民幣千元
Proposed final dividend - Nil (1999: RMB0.053) per share (note 23)	建議派發末期股息－無(一九九九年：每股人民幣0.053元)(附註23)	—	41,703
		—	41,703

10. EARNINGS/(LOSS) PER SHARE

The calculation of earnings/(loss) per share is based on the net loss from ordinary activities attributable to shareholders for the year of RMB157,053,000 (1999: profit of RMB80,121,000) and the weighted average of 785,000,000 shares (1999: 785,000,000 shares) in issue during the year.

No diluted earnings/(loss) per share is presented as the Company does not have any dilutive potential ordinary shares.

10. 每股盈利／(虧損)

每股盈利／(虧損)乃按本年度股東應佔虧損人民幣157,053,000元(一九九九年:純利為人民幣80,121,000元)及本年度已發行股份之加權平均數785,000,000股(一九九九年:785,000,000股)計算。

由於本公司並無任何潛在攤薄普通股，故此並無呈列每股攤薄盈利／(虧損)。

11. FIXED ASSETS　　11. 固定資產

Group	本集團	Buildings 房屋及建築物 RMB'000 人民幣千元	Plant, machinery and equipment 廠房、機器及設備 RMB'000 人民幣千元	Transportation vehicles and equipment 運輸工具及設備 RMB'000 人民幣千元	Total 總額 RMB'000 人民幣千元
Cost:	原值：				
At beginning of year	年初	781,628	1,210,701	65,424	2,057,753
Arising on acquisition of subsidiaries	因收購附屬公司所接收	3,627	3,739	5,958	13,324
Additions	增加	32	6,638	8,518	15,188
Transferred from construction in progress (note 12)	從在建工程轉入（附註12）	3,950	12,728	4,166	20,844
Disposals	減少	(1,046)	(7,532)	(8,887)	(17,465)
Impairment provision	跌值撥備	(39,612)	(92,186)	—	(131,798)
At 31 December 2000	二零零零年十二月三十一日	748,579	1,134,088	75,179	1,957,846
Accumulated depreciation:	累計折舊：				
At beginning of year	年初	377,338	693,766	27,945	1,099,049
Arising on acquisition of subsidiaries	因收購附屬公司所接收	1,073	106	3,555	4,734
Provided during the year	增加	27,079	61,909	8,941	97,929
Disposals	減少	(869)	(6,643)	(4,672)	(12,184)
Impairment provision	跌值撥備	(34,130)	(67,933)	—	(102,063)
At 31 December 2000	二零零零年十二月三十一日	370,491	681,205	35,769	1,087,465
Net book value:	帳面淨值：				
At 31 December 2000	二零零零年十二月三十一日	378,088	452,883	39,410	870,381
At 31 December 1999	一九九九年十二月三十一日	404,290	516,935	37,479	958,704

11. FIXED ASSETS (continued) 11. 固定資產(續)

Company	本公司	Buildings 房屋和建築物 RMB'000 人民幣千元	Plant, machinery and equipment 廠房、機器及設備 RMB'000 人民幣千元	Transportation vehicles and equipment 運輸工具及設備 RMB'000 人民幣千元	Total 總額 RMB'000 人民幣千元
Cost:	原值：				
At beginning of year	年初	599,767	1,025,768	20,909	1,646,444
Additions	增加	—	438	185	623
Transferred from construction in progress (note 12)	從在建工程轉入（附註12）	3,754	8,793	3,019	15,566
Disposals	減少	(151)	(7,333)	(2,176)	(9,660)
At 31 December 2000	二零零零年十二月三十一日	603,370	1,027,666	21,937	1,652,973
Accumulated depreciation:	累計折舊：				
At beginning of year	年初	302,425	604,624	7,866	914,915
Provided during the year	增加	22,512	52,908	2,115	77,535
Disposals	減少	(122)	(6,547)	(584)	(7,253)
At 31 December 2000	二零零零年十二月三十一日	324,815	650,985	9,397	985,197
Net book value:	帳面淨值：				
At 31 December 2000	二零零零年十二月三十一日	278,555	376,681	12,540	667,776
At 31 December 1999	一九九九年十二月三十一日	297,342	421,144	13,043	731,529

All of the Group's buildings are situated in the PRC. The land on which the Group's buildings are erected is leased for a period of 50 years.

本集團所有房屋及建築物均位於中國。本集團租用之房屋及建築物所在之土地，租用期為五十年。

At 31 December 2000, certain of the Group's buildings and machinery with a net book value of approximately RMB31,400,000 (1999: RMB113,000,000) were pledged to secure short term bank loans granted to the Group (note 25(a)).

於二零零零年十二月三十一日，本集團將帳面淨值約為人民幣31,400,000元（1999年：人民幣113,000,000元）之建築物及機器設備用於抵押，以獲取給予本集團之短期銀行貸款（附註25(a)）。

12. CONSTRUCTION IN PROGRESS　12. 在建工程

Group	本集團	2000 二零零零年 RMB'000 人民幣千元	1999 一九九九年 RMB'000 人民幣千元
At beginning of year	年初	62,669	159,324
Arising on acquisition of subsidiaries	因收購附屬公司所接收	—	68
Additions	增加	31,778	93,077
Transferred to fixed assets (note 11)	轉入固定資產(附註11)	(20,844)	(189,800)
Impairment provision	跌值撥備	(10,135)	—
At 31 December	十二月三十一日	63,468	62,669

Company	本公司	2000 二零零零年 RMB'000 人民幣千元	1999 一九九九年 RMB'000 人民幣千元
At beginning of year	年初	57,167	128,155
Additions	增加	23,337	86,335
Transferred to fixed assets (note 11)	轉入固定資產(附註11)	(15,566)	(157,323)
Impairment provision	跌值撥備	(8,864)	—
At 31 December	十二月三十一日	56,074	57,167

13. INTERESTS IN SUBSIDIARIES　13. 附屬公司權益

Company	本公司	2000 二零零零年 RMB'000 人民幣千元	1999 一九九九年 RMB'000 人民幣千元
Unlisted investments, at cost	非上市投資，按成本	239,551	71,999
Due from subsidiaries	應收附屬公司款項	569,164	633,243
Due to subsidiaries	應付附屬公司款項	(41,003)	(19,192)
		767,712	686,050
Provisions for permanent diminutions in values	永久減值撥備	(59,000)	—
		708,712	686,050

The amounts due from/(to) subsidiaries are unsecured, interest-free and have no fixed terms of repayment.

以上應收／(應付)附屬公司款項為無抵押、免息及無固定還款期。

13. INTERESTS IN SUBSIDIARIES (continued)

13. 附屬公司權益(續)

The table below lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results of the year or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excess length.

下表載列董事認為對本公司年內業績有重大影響或組成本集團資產淨值重大部份之本公司附屬公司。董事認為詳列其他附屬公司資料則過於冗長。

Particulars of the Company's principal subsidiaries are as follows:

本公司的主要附屬公司之明細如下：

Name 公司名稱	Date of establishment 成立日期	Place of establishment and operations 成立及經營地點	Registered and paid-up capital 註冊及已付資本	Equity interest attributable to the Company 本公司應佔權益 direct 直接	 indirect 間接	Nature of entity 公司性質	Principal activities 主營業務
Brilliance China Machinery Holdings Limited ("BCM")	17 March 1993	Bermuda	US$12,000	90.1%	—	Limited liability company	Investment holding
華晨中國機械控股有限公司(「華晨機械」)	一九九三年三月十七日	百慕達	12,000美元			有限責任公司	投資控股
Yituo (Luoyang) Construction Machinery Co., Ltd.	28 December 1993	the PRC	US$9,980,000	49%	46%	Sino-foreign equity joint venture enterprise	Manufacture and sale of tractors and construction machinery
一拖(洛陽)工程機械有限公司	一九九三年十二月二十八日	中國	9,980,000美元			中外合資企業	生產及銷售拖拉機及工程機械
Yituo (Luoyang) Building Machinery Co., Ltd.	29 December 1993	the PRC	US$9,980,000	49%	46%	Sino-foreign equity joint venture enterprise	Manufacture and sale of road rollers and road construction machinery
一拖(洛陽)建築機械有限公司	一九九三年十二月二十九日	中國	9,980,000美元			中外合資企業	生產及銷售壓路機及路面建築機械

13. INTERESTS IN SUBSIDIARIES (continued) 13. 附屬公司權益(續)

Name 公司名稱	Date of establishment 成立日期	Place of establishment and operations 成立及經營地點	Registered and paid-up capital 註冊及已付資本	Equity interest attributable to the Company 本公司應佔權益 direct 直接	indirect 間接	Nature of entity 公司性質	Principal activities 主營業務
First Tractor Qingjiang Tractor Company Limited *	16 January 1998	the PRC	RMB80,000,000	51%	—	Limited liability company	Manufacture and sale of tractors and related parts and components
一拖清江拖拉機有限公司*	一九九八年一月十六日	中國	人民幣80,000,000元			有限責任公司	生產及銷售拖拉機及有關零部件
Luoyang Changlun Agricultural Machinery Company Limited *	28 May 1998	the PRC	RMB500,000	99%	—	Limited liability company	Trading of tractors
洛陽長侖農業機械有限公司*	一九九八年五月二十八日	中國	人民幣500,000元			有限責任公司	拖拉機貿易
First Tractor Shenyang Tractor Company Limited *	20 April 1998	the PRC	RMB27,000,000	60%	—	Limited liability company	Manufacture and sale of tractors
一拖瀋陽拖拉機有限公司*	一九九八年四月二十日	中國	人民幣27,000,000元			有限責任公司	生產及銷售拖拉機
Zhenjiang Huatong Aran Machinery Company Limited	28 November 1995	the PRC	US$1,000,000	—	53.2%	Sino-foreign equity joint venture enterprise	Manufacture and sale of road construction machinery
鎮江華通阿倫機械有限公司	一九九五年十一月二十八日	中國	1,000,000美元			中外合資企業	生產及銷售路面建築機械

13. INTERESTS IN SUBSIDIARIES (continued)　13. 附屬公司權益（續）

Name 公司名稱	Date of establishment 成立日期	Place of establishment and operations 成立及經營地點	Registered and paid-up capital 註冊及已付資本	Equity interest attributable to the Company 本公司應佔權益 direct 直接	 indirect 間接	Nature of entity 公司性質	Principal activities 主營業務
Zhenjiang Huachen Huatong Road Machinery Company Limited	8 April 1999	the PRC	US$4,080,000	—	53.2%	Sino-foreign equity joint venture enterprise	Manufacture and sale of road construction machinery
鎮江華晨華通路面機械有限公司	一九九九年四月八日	中國	4,080,000美元			中外合資企業	生產及銷售路面建築機械
Yituo (Luoyang) Harvester Co., Ltd.*	19 January 2000	the PRC	RMB30,000,000	90%	—	Limited liability company	Manufacture and sale of agricultural harvesting machinery
一拖（洛陽）收獲機械有限公司*	二零零零年一月十九日	中國	人民幣30,000,000元			有限責任公司	生產及銷售農業收獲機械
Yituo (Zhenjiang) Harvester Co., Ltd.*	28 June 2000	the PRC	RMB11,984,400	—	58.5%	Limited liability company	Manufacture and sale of agricultural harvesting machinery
一拖（鎮江）收獲機械有限公司	二零零零年六月二十八日	中國	人民幣11,984,400元			有限責任公司	生產及銷售農業收獲機械
Guizhou Zhenning Biological Industrial Co., Ltd.*	13 June 2000	the PRC	RMB16,000,000	70%	—	Limited liability company	Manufacture and sale of biochemical products
貴州鎮寧生物工業有限公司	二零零零年六月十三日	中國	人民幣16,000,000元			有限責任公司	生產及銷售生化產品

* The names of the PRC subsidiaries in English are the direct translation of their respective registered names in Chinese.

* 中國附屬公司之英文名稱是由其註冊中文名稱直接翻譯而成。

13. INTERESTS IN SUBSIDIARIES (continued)

In November 1999, the Company entered into two conditional agreements with Holding pursuant to which the Company agreed to acquire a 49% equity interest in both YCMC and YBMC from Holding at a cash consideration of approximately RMB61 million and RMB68 million, respectively. In April 2000, the conditions of the agreements were satisfied and the equity transfer was then completed. The Company has effectively held 94.951% in both YCMC and YBMC since then.

13. 附屬公司權益(續)

於1999年11月份，本公司與控股公司簽定兩份有條件協議，確定由本公司分別以約人民幣6,100萬元和人民幣6,800萬元向控股公司收購工程機械和建築機械的49%股權，在2000年4月份，有關協議的條件已經滿足，股權轉讓亦已完成。本公司自此有效地持有工程機械及建築機械的94.951%股權。

14. INTERESTS IN ASSOCIATES

14. 聯營公司權益

		Group 本集團		Company 本公司	
		2000 二零零零年 RMB'000 人民幣千元	1999 一九九九年 RMB'000 人民幣千元	2000 二零零零年 RMB'000 人民幣千元	1999 一九九九年 RMB'000 人民幣千元
Unlisted investments, at cost	非上市投資，按成本	—	—	42,000	42,000
Share of net assets	應佔資產淨值	14,788	44,191	—	—
		14,788	44,191	42,000	42,000
Provision for permanent diminutions in value	永久減值撥備	—	—	(27,000)	—
		14,788	44,191	15,000	42,000

14. INTERESTS IN ASSOCIATES (continued)

The table below lists the associates of the Group which, in the opinion of the directors, principally affected the results of the year or formed a substantial portion of the net assets of the Group. To give details of other associates would, in the opinion of the directors, result in particulars of excess length.

Particulars of the principal associates are as follows:

14. 聯營公司權益(續)

下表列載董事認為對本集團年內業績有重大影響或組成本集團淨資產之重要部分之本集團聯營公司。董事認為詳列其他聯營公司資料則過於冗長。

主要聯營公司之明細如下：

Name 名稱	Place of registration 註冊地點	Percentage of equity attributable to the Company 本公司應佔權益比例 directly 直接	 indirectly 間接	Principal activities 主營業務
Shanghai Qiangnong (Group) Company Limited ("SQGC")* 上海強農(集團)股份有限公司(「上海強農」)	the PRC 中國	39.6%	—	Trading of agricultural machinery 農業機械貿易
Shanghai Qiangnong Group Agricultural Machinery Co., Ltd.* 上海強農集團農業機械有限公司	the PRC 中國	—	25.74%	Trading of agricultural machinery and electrical equipment 農業機械及電子設備貿易

14. INTERESTS IN ASSOCIATES (continued) 14. 聯營公司權益(續)

Name 名稱	Place of registration 註冊地點	Percentage of equity attributable to the Company 本公司應佔權益比例 directly 直接	indirectly 間接	Principal activities 主營業務
Shanghai Agricultural Resources Trading Centre Co., Ltd.* 上海農用物資貿易中心有限公司	the PRC 中國	—	25.74%	Trading of agricultural machinery and electrical equipment 農業機械及電子設備貿易
Shanghai Shennong Automobiles Services Co., Ltd.* 上海申龍汽車服務有限公司	the PRC 中國	—	31.68%	Provision of transportation services 提供運輸服務
Shanghai Shangnong Property Development Co., Ltd.* 上海尚隆房地產置業公司	the PRC 中國	—	39.6%	Property development 物業開發

* The names of the PRC associates in English are the direct translation of their respective registered names in Chinese.

* 中國聯營公司之英文名稱乃由其中文註冊名稱直接翻譯而成。

In April 2000, the Company entered into an agreement with Shanghai Resources (Group) Holding Company ("Shanghai Resources") pursuant to which the Company agreed to dispose of its equity interest of 30% in SQGC, an associate of the Company, for a cash consideration of approximately RMB36 million. However, Shanghai Resources failed to pass the purchase consideration to the Company upon the agreement completion date, and in order to protect the Company's interest in SQGC, the directors cancelled the agreement with Shanghai Resources in December 2000.

二零零零年四月，本公司與上海物資(集團)總公司(「上海物資」) 訂立一份協議，據此，本公司同意以約人民幣36,000,000元的代價出售本公司於一間聯營公司上海強農的30%股權。但上海物資未能於協議完成日向本公司支付購買代價。為保障本公司在上海強農的利益，董事會於二零零零年十二月取消與上海物資訂立的協議。

15. INTEREST IN A JOINTLY-CONTROLLED ENTITY

15. 聯合控制企業權益

		Group 本集團		Company 本公司	
		2000 二零零零年 RMB'000 人民幣千元	1999 一九九九年 RMB'000 人民幣千元	2000 二零零零年 RMB'000 人民幣千元	1999 一九九九年 RMB'000 人民幣千元
Unlisted investment, at cost	非上市投資，按成本	—	—	25,000	25,000
Share of net assets	應佔資產淨值	28,688	28,025	—	—
		28,688	28,025	25,000	25,000

Particulars of the jointly-controlled entity, which is unlisted, at the balance sheet date are as follows:

非上市之聯合控制企業於結算日之詳情如下：

Name 名稱	Business structure 業務結構	Place of registration 註冊地點	Percentage of equity and profit attributable to the Group 本集團應佔權益及溢利百分比 2000 二零零零年	1999 一九九九年	Principal activities 主營業務
First Tractor Ningbo C.S.I. Tractor & Automobile Corp., Ltd. 一拖寧波中策拖拉機汽車有限公司	Corporate 企業	the PRC 中國	40%	40%	Manufacture and sale of tractors 生產及銷售拖拉機

The above investment in the jointly-controlled entity is directly held by the Company.

在以上聯合控制企業之投資由本公司直接擁有。

16. INVESTMENTS 16. 投資

		Group 本集團		Company 本公司	
		2000 二零零零年 RMB'000 人民幣千元	1999 一九九九年 RMB'000 人民幣千元	2000 二零零零年 RMB'000 人民幣千元	1999 一九九九年 RMB'000 人民幣千元
Long term investments	長期投資				
Unlisted equity investments, at fair value	非上市權益性投資，按公平價值	48,608	27,306	25,303	4,000
Short term investments	短期投資				
Listed government bonds, at market value	上市國家債券，按市值	100,000	50,000	100,000	50,000
Listed equity securities, at market value	上市權益性證券，按市值	9,640	2,136	—	—
		109,640	52,136	100,000	50,000

The market values of the Group's and the Company's short term investments at the date of approval of these financial statements were approximately RMB129 million and RMB103 million, respectively.

本集團及本公司之短期投資之市值於本財務報表批准之日分別約為人民幣129,000,000元和人民幣103,000,000元。

17. INVENTORIES 17. 存貨

		Group 本集團		Company 本公司	
		2000 二零零零年 RMB'000 人民幣千元	1999 一九九九年 RMB'000 人民幣千元	2000 二零零零年 RMB'000 人民幣千元	1999 一九九九年 RMB'000 人民幣千元
Raw materials	原材料	112,880	124,891	65,648	75,740
Work in progress	在製品	156,863	188,733	71,420	98,841
Finished goods	產成品	269,522	252,142	67,921	74,441
Spare parts and consumables	備件及低值易耗品	59,773	64,290	53,294	58,262
		599,038	630,056	258,283	307,284

At 31 December 2000, the carrying amount of inventories of the Company and the Group carried at net realisable value included in the above was RMB9 million (1999: RMB4 million).

於二零零零年十二月三十一日，上述存貨之帳面值包括以可變現淨值列帳之存貨約人民幣9,000,000元(一九九九年：人民幣4,000,000元)。

18. TRADE AND BILLS RECEIVABLES

18. 應收帳款及應收票據

The Group's average credit period to its trade customers is between 30 to 90 days. The aged analysis of trade and bills receivables, net of provision, as at 31 December 2000 is as follows:

本集團給予客戶的平均付款期限為30至90天之間。於二零零零年十二月三十一日的應收帳款及應收票據的帳齡分析（扣除撥備）如下：

		Group 本集團		Company 本公司	
		2000 二零零零年 RMB'000 人民幣千元	1999 一九九九年 RMB'000 人民幣千元	2000 二零零零年 RMB'000 人民幣千元	1999 一九九九年 RMB'000 人民幣千元
Current to 90 days	即期至90天	261,766	229,741	32,368	49,546
91 days to 180 days	91至180天	103,326	128,851	11,038	12,168
181 days to 365 days	181至365天	58,690	107,607	21,191	15,391
One to two years	一至二年	61,121	57,654	14,134	5,221
Over two years	二年以上	2,516	10,328	2,021	4,374
		487,419	534,181	80,752	86,700

19. OTHER RECEIVABLES

19. 其他應收款

			Group 本集團		Company 本公司	
		Notes 附註	2000 二零零零年 RMB'000 人民幣千元	1999 一九九九年 RMB'000 人民幣千元	2000 二零零零年 RMB'000 人民幣千元	1999 一九九九年 RMB'000 人民幣千元
Prepayments, deposits and other debtors	預付帳款，按金及其他應收款		92,576	87,198	44,541	46,060
Prepaid income tax	預付所得稅		—	—	—	6,457
Due from related companies	應收關連公司款項	20	10,896	5,936	3,315	3,315
Due from Holding	應收控股公司款項	24	—	106,378	—	106,078
			103,472	199,512	47,856	161,910

20. DUE FROM/(TO) RELATED COMPANIES

The amounts due from/(to) related companies are unsecured, interest-free and have no fixed terms of repayment.

20. 應收／(應付)關連公司款項

應收／(應付)關連公司款項為無抵押，免息及並無固定還款期。

21. CASH AND CASH EQUIVALENTS

21. 現金及現金等價物

		Group 本集團		Company 本公司	
		2000 二零零零年 RMB'000 人民幣千元	1999 一九九九年 RMB'000 人民幣千元	2000 二零零零年 RMB'000 人民幣千元	1999 一九九九年 RMB'000 人民幣千元
Cash and bank balances	現金及銀行存款	333,261	432,660	173,301	112,740
Time deposits	定期存款	634,024	687,769	473,871	643,261
		967,285	1,120,429	647,172	756,001

22. TRADE AND BILLS PAYABLES

The aged analysis of trade and bills payables, as at 31 December 2000, is as follows:

22. 應付帳款及應付票據

於二零零零年十二月三十一日，應付帳款及應付票據帳齡的分析如下：

		Group 本集團		Company 本公司	
		2000 二零零零年 RMB'000 人民幣千元	1999 一九九九年 RMB'000 人民幣千元	2000 二零零零年 RMB'000 人民幣千元	1999 一九九九年 RMB'000 人民幣千元
Current to 90 days	即期至90天	263,210	283,809	154,902	188,437
91 days to 180 days	91至180天	46,563	93,679	34,477	79,223
181 days to 365 days	181至365天	47,686	56,776	31,670	47,132
One to two years	一至二年	24,950	24,864	14,168	9,500
Over two years	二年以上	20,916	14,198	11,469	10,306
		403,325	473,326	246,686	334,598

23. OTHER PAYABLES AND ACCRUALS

23. 其他應付款及應計負債

			Group 本集團		Company 本公司	
		Notes 附註	2000 二零零零年 RMB'000 人民幣千元	1999 一九九九年 RMB'000 人民幣千元	2000 二零零零年 RMB'000 人民幣千元	1999 一九九九年 RMB'000 人民幣千元
Accruals and other liabilities	應計負債及其他負債		239,502	222,334	128,027	113,294
Due to Holding	應付控股公司款項	24	119,773	106,778	10,892	—
Due to related companies	應付關連公司款項	20	4,588	1,874	—	—
Proposed final dividend	建議末期股息	9	—	41,703	—	41,703
			363,863	372,689	138,919	154,997

24. DUE FROM/(TO) HOLDING

Except for a balance of approximately RMB106 million due to Holding which bears interest rates ranging from 5.58% to 6.65% per annum (1999: interest-free), all other balances due from/(to) Holding are interest-free. The balances with Holding are unsecured and have no fixed terms of repayment.

24. 應收／(應付)控股公司

除了一筆為數約人民幣1.06億元的應付控股公司款項是按年利率5.58%至6.65%計息之外(一九九九年：免息)，所有其他應收／(付)控股公司的款項均為免息。所有與控股公司的帳款均為無抵押和無固定還款期。

25. INTEREST-BEARING BANK AND OTHER LOANS

25. 附帶利息之銀行貸款和其他貸款

		Group 本集團		Company 本公司	
		2000 二零零零年 RMB'000 人民幣千元	1999 一九九九年 RMB'000 人民幣千元	2000 二零零零年 RMB'000 人民幣千元	1999 一九九九年 RMB'000 人民幣千元
Bank loans:	銀行貸款：				
Secured	有抵押	25,650	65,650	—	—
Unsecured	無抵押	143,220	132,320	25,000	50,000
		168,870	197,970	25,000	50,000
Unsecured other loans	無抵押的其他貸款	49,959	—	—	—
		218,829	197,970	25,000	50,000
Bank loans repayable:	應償還之銀行貸款：				
Within one year	一年內到期	144,080	197,970	20,000	50,000
In the second year	於第二年內到期	24,790	—	5,000	—
		168,870	197,970	25,000	50,000
Other loans repayable:	應償還之其他貸款：				
Within one year	一年內到期	49,959	—	—	—
		218,829	197,970	25,000	50,000
Portion classified as current liabilities	分類為流動負債的部份	(194,039)	(197,970)	(20,000)	(50,000)
Long term portion	長期部分	24,790	—	5,000	—

(a) At 31 December 2000, certain of the Group's bank loans of RMB25,650,000 (1999: RMB65,650,000) were secured by the Group's certain buildings and machinery with an aggregate net book value of approximately RMB31,400,000 (1999: RMB113,000,000).

(b) Other loans are unsecured and bear interest rates ranging from 6.44% to 9.72% per annum.

(a) 於二零零零年十二月三十一日，本集團將帳面淨值約為人民幣31,400,000元（一九九九年：人民幣113,000,000元）之建築物及機器設備用作抵押以獲取為數人民幣25,650,000元（一九九九年：人民幣65,650,000元）之銀行貸款。

(b) 其他貸款均為無抵押，按年利率為6.44%至9.72%計息。

26. DEFERRED TAX

26. 遞延稅項

		Group and Company 本集團及本公司 2000 二零零零年 RMB'000 人民幣千元	1999 一九九九年 RMB'000 人民幣千元
At beginning of year	年初	6,170	8,638
Credit for the year (note 6)	年內減少(附註6)	(2,468)	(2,468)
At 31 December	十二月三十一日	3,702	6,170

The deferred tax of the Group and the Company is made in respect of the difference in income recognition for accounting and tax purposes regarding interest income arising from the over-subscription monies of the H shares proceeds.

本集團及本公司就H股超額認購所得款項之利息收入因記帳與繳稅時差作遞延稅項準備。

27. SHARE CAPITAL

27. 股本

			Company 本公司 2000 二零零零年 RMB'000 人民幣千元	1999 一九九九年 RMB'000 人民幣千元
Registered, issued and fully paid: 註冊，已發行和繳足之股本				
450,000,000	State-owned legal person shares of RMB1.00 each	每股面值人民幣1.00元之國有法人股	450,000	450,000
335,000,000	H shares of RMB1.00 each	每股面值人民幣1.00元之H股	335,000	335,000
785,000,000			785,000	785,000

28. RESERVES

Group	本集團	Share premium 資本公積 RMB'000 人民幣千元	Statutory surplus reserve 法定公積金 RMB'000 人民幣千元	Statutory public welfare fund 法定公益金 RMB'000 人民幣千元	Reserve fund 儲備基金 RMB'000 人民幣千元	Enterprise expansion fund 企業發展基金 RMB'000 人民幣千元	Capital reserve 資本儲備 RMB'000 人民幣千元	Retained profits/(accumulated losses) 留存收益／(累積虧損) RMB'000 人民幣千元	Total 合計 RMB'000 人民幣千元
At 1 January 1999	於1999年1月1日	1,378,840	44,847	44,847	—	—	—	105,406	1,573,940
Profit for the year	本年溢利	—	—	—	—	—	—	80,121	80,121
Transfer from/(to) reserves	撥自／(撥往)儲備	—	11,555	11,555	564	320	—	(23,994)	—
Goodwill written off on acquisition of subsidiaries	於收購附屬公司時撤銷之商譽	—	—	—	—	—	(6)	—	(6)
Capital reserve arising on acquisition of a subsidiary	因收購附屬公司所產生之資本儲備	—	—	—	—	—	101	—	101
Dividend	股息	—	—	—	—	—	—	(41,703)	(41,703)
At 31 December 1999 and beginning of year	於1999年12月31日及年初結餘	1,378,840	56,402	56,402	564	320	95	119,830	1,612,453
Loss for the year	本年虧損	—	—	—	—	—	—	(157,053)	(157,053)
Transfer from/(to) reserves	撥自／(撥往)儲備	—	1,767	1,767	—	—	—	(3,534)	—
Goodwill written off on acquisition of minority interests	於收購小數股東權益時撤銷之商譽	—	—	—	—	—	(95)	(14,174)	(14,269)
At 31 December 2000	於2000年12月31日	1,378,840	58,169	58,169	564	320	—	(54,931)	1,441,131
Reserves retained by:	儲備保留於：								
Company and its subsidiaries	本公司及其附屬公司	1,378,840	56,402	56,402	564	320	95	109,713	1,602,336
Associates	聯營公司	—	—	—	—	—	—	2,191	2,191
Jointly-controlled entity	聯合控制企業	—	—	—	—	—	—	7,926	7,926
31 December 1999	1999年12月31日	1,378,840	56,402	56,402	564	320	95	119,830	1,612,453
Reserves retained by:	儲備保留於：								
Company and its subsidiaries	本公司及其附屬公司	1,378,840	58,169	58,169	564	320	—	(36,308)	1,459,754
Associates	聯營公司	—	—	—	—	—	—	(27,212)	(27,212)
Jointly-controlled entity	聯合控制企業	—	—	—	—	—	—	8,589	8,589
31 December 2000	2000年12月31日	1,378,840	58,169	58,169	564	320	—	(54,931)	1,441,131

28. RESERVES (continued) 28. 儲備(續)

Company	本公司	Share premium 資本公積 RMB'000 人民幣千元	Statutory surplus reserve 法定公積金 RMB'000 人民幣千元	Statutory public welfare fund 法定公益金 RMB'000 人民幣千元	Reserve fund 儲備基金 RMB'000 人民幣千元	Enterprise expansion fund 企業發展基金 RMB'000 人民幣千元	Capital reserve 資本儲備 RMB'000 人民幣千元	Retained profits/ (accumulated losses) 留存收益/(累積虧損) RMB'000 人民幣千元	Total 合計 RMB'000 人民幣千元
At 1 January 1999	於1999年1月1日	1,378,840	39,875	39,875	–	–	–	108,393	1,566,983
Profit for the year	本年溢利	–	–	–	–	–	–	51,596	51,596
Transfer from/(to) reserves	撥自/(撥往)儲備	–	8,513	8,513	–	–	–	(17,026)	–
Dividend	股息	–	–	–	–	–	–	(41,703)	(41,703)
At 31 December 1999 and beginning of year	於1999年12月31日及年初結餘	1,378,840	48,388	48,388	–	–	–	101,260	1,576,876
Loss for the year	本年虧損	–	–	–	–	–	–	(147,310)	(147,310)
At 31 December 2000	於2000年12月31日	1,378,840	48,388	48,388	–	–	–	(46,050)	1,429,566

In accordance with the relevant PRC laws and regulations, the Company is required to appropriate 10% and 5% to 10% of its annual statutory profit after tax, as determined in accordance with PRC accounting rules and regulations, to a statutory surplus reserve ("SSR") and a statutory public welfare fund ("PWF"), respectively. No allocation to the SSR is required after the balance of the Company's SSR reaches 50% of its registered capital.

根據有關中國法例及財務法規，本公司須將根據中國會計準則和制度所釐定之每年法定稅後利潤的10%及5%至10%分別撥往法定公積金(「公積金」)及法定公益金(「公益金」)。當本公司之公積金結餘達到註冊資本50%後，則毋須再提取公積金。

The SSR may only be used to offset accumulated losses, to expand the production operations of the Company, or to increase its paid-up capital.

公積金只可用作抵銷本公司累積虧損、擴大生產規模或增加實繳股本。

The PWF is used for the collective welfare of the staff and workers of the Company.

公益金需用於本公司職工之集體福利。

No transfer to SSR and PWF has been proposed by the directors because the Company incurred a loss during the year.

由於本公司於本年度錄得虧損，董事會建議不提取公積金及公益金。

At the balance sheet date, the Company had not utilised any SSR and PWF.

於結算日，本公司並無動用任何公積金及公益金。

28. RESERVES (continued)

During the year, the subsidiaries' aggregate appropriations to each of the SSR and PWF, as dealt with in the Group's financial statements, were RMB1.8 million and RMB1.8 million, respectively.

As at 31 December 2000, the Group had no retained profits (1999: retained profits of RMB119.8 million) available for distribution by way of cash or in kind.

As at 31 December 2000, in accordance with the PRC Companies Law, an amount of approximately RMB1.38 billion (1999: RMB1.38 billion) standing to the credit of the Group's share premium account was available for distribution by way of future capitalisation issues.

28. 儲備（續）

本年內，附屬公司撥往公積金、公益金而列入本集團財務報表的總數分別為人民幣1,800,000元及人民幣1,800,000元。

於二零零零年十二月三十一日，本集團並沒有可供現金或實物分配的留存收益（一九九九年：留存收益為人民幣119,800,000元）。

於二零零零年十二月三十一日，根據中國公司法，本集團可以轉增股本形式分配的資本公積約為人民幣13.8億元（一九九九年：人民幣13.8億元）。

29. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(a) Reconciliation of profit/(loss) from operating activities to net cash inflow from operating activities

29. 綜合現金流量表附註

(a) 經營業務溢利／(虧損)與經營業務之淨現金流入調節表

		2000 二零零零年 RMB'000 人民幣千元	1999 一九九九年 RMB'000 人民幣千元
Profit/(loss) from operating activities	經營業務溢利／(虧損)	(119,887)	143,352
Interest income	利息收入	(27,927)	(35,643)
Gains on disposal of listed investments	出售上市投資之收益	(3,000)	—
Depreciation of fixed assets	固定資產折舊	97,929	93,507
Provisions for impairments of construction in progress	在建工程跌值撥備	10,135	—
Provisions for impairments of fixed assets	固定資產跌值撥備	29,735	—
Loss on disposal of fixed assets	出售固定資產虧損	1,874	1,184
Decrease in inventories	存貨減少	32,453	8,860
Decrease/(increase) in trade and bills receivables	應收帳款及應收票據減少／(增加)	46,762	(2,245)
(Increase)/decrease in prepayments, deposits and other debtors	預付款項、按金及其他應收款(增加)／減少	(5,196)	92,503
(Increase)/decrease in amounts due from related companies	應收關連公司款項(增加)／減少	(4,960)	18,062
Decrease/(increase) in amount due from Holding	應收控股公司款減少／(增加)	106,378	(106,378)
Decrease in trade and bills payables	應付帳款及應付票據減少	(71,213)	(56,642)
Increase in accruals and other liabilities	應計負債及其他應付款增加	17,168	21,933
Increase in amounts due to related companies	應付關連公司款項增加	2,714	1,314
Increase/(decrease) in amount due to Holding	應付控股公司款項增加／(減少)	12,995	(4,363)
Net cash inflow from operating activities	經營業務淨現金流入	125,960	175,444

29. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (continued)

29. 綜合現金流量表附註（續）

(b) Analysis of changes in financing

(b) 期內籌資變動分析

		Share capital (including share premium) 股本（包括資本公積） RMB'000 人民幣千元	Bank and other loans 銀行及其他貸款 RMB'000 人民幣千元	Debentures 債券 RMB'000 人民幣千元	Minority interests 少數股東權益 RMB'000 人民幣千元
Balance at 1 January 1999	於一九九九年一月一日結餘	2,163,840	109,070	16,313	180,831
Arising from acquisition of subsidiaries	收購附屬公司所產生	—	34,450	—	17,299
Share of profit after tax of subsidiaries	年內應佔附屬公司稅後溢利	—	—	—	13,594
Cash inflow/(outflow) from financing activities, net	籌資活動之淨現金流入／（流出）	—	54,450	(16,313)	—
Dividends paid to minority shareholders	支付少數股東之股息	—	—	—	(16,315)
At 31 December 1999 and beginning of year	於一九九九年十二月三十一日及年初結餘	2,163,840	197,970	—	195,409
Arising from acquisition of subsidiaries	收購附屬公司所產生	—	—	—	11,995
Share of losses of subsidiaries	年內應佔附屬公司虧損	—	—	—	(24,145)
Cash inflow from financing activities, net	籌資活動之淨現金流入	—	20,859	—	—
Dividends paid to minority shareholders	支付少數股東之股息	—	—	—	(2,245)
Interests acquired	收購的權益	—	—	—	(115,084)
At 31 December 2000	於二零零零年十二月三十一日	2,163,840	218,829	—	65,930

29. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (continued)

29. 綜合現金流量表附註（續）

(c) Acquisition of subsidiaries

(c) 收購附屬公司

		2000 二零零零年 RMB'000 人民幣千元	1999 一九九九年 RMB'000 人民幣千元
Net assets acquired:	獲得之淨資產值：		
Fixed assets	固定資產	8,590	33,456
Construction in progress	在建工程	—	68
Cash and bank balances	現金及銀行存款	48,990	7,700
Trade and bills receivables	應收帳款及應收票據	—	16,554
Prepayments, deposits and other debtors	預付款，按金及其他應收款	182	33,568
Inventories	存貨	1,435	26,394
Interest-bearing bank loans	附帶利息銀行貸款	—	(34,450)
Trade and bills payables	應付帳款及應付票據	(1,212)	(16,254)
Accruals and other liabilities	應計負債及其他應付款	—	(20,285)
Tax payable	應交稅金	—	(967)
Due to related companies	應付關連公司款項	—	(560)
Minority interests	少數股東權益	(11,995)	(17,299)
		45,990	27,925
Goodwill	商譽	—	6
Capital reserve	資本儲備	—	(101)
		45,990	27,830
Satisfied by:	支付方法：		
Cash	現金	45,990	27,830

29. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (continued)

(c) Acquisition of subsidiaries (continued)

The subsidiaries acquired during the year contributed RMB9,081,000 (1999: RMB30,604,000 cash inflow) to the Group's net operating cash outflows, received RMB157,000 (1999: paid RMB1,282,000) in respect of the net returns on investments and servicing of finance, no payment was made (1999: paid RMB1,437,000) in respect of tax, utilised RMB6,758,000 (1999: RMB4,307,000) for investing activities and no contribution (1999: RMB3,420,000) for financing activities.

Analysis of the net inflow/(outflow) of cash and cash equivalents in respect of the acquisition of subsidiaries:

29. 綜合現金流量表附註(續)

(c) 收購附屬公司(續)

本集團於年內購入附屬公司帶來人民幣9,081,000元(一九九九年：人民幣30,604,000元現金流入)之營運現金淨流出。就投資回報及籌資費用收到人民幣157,000元(一九九九年：支付人民幣1,282,000元)，沒有就稅項支付任何款項(一九九九年：支付人民幣1,437,000元)，就投資活動動用人民幣6,758,000元(一九九九年：人民幣4,307,000元)及沒有就籌資活動帶來任何收益(一九九九年：人民幣3,420,000元)。

收購附屬公司之現金及現金等價物淨流入／(流出)分析如下：

		2000 二零零零年 RMB'000 人民幣千元	1999 一九九九年 RMB'000 人民幣千元
Cash and bank balances acquired	獲得現金及銀行存款	48,990	7,700
Cash consideration	現金代價	(45,990)	(27,830)
Net inflow/(outflow) of cash and cash equivalents in respect of the acquisition of subsidiaries	收購附屬公司之現金及現金等價物淨流入／(流出)	3,000	(20,130)

The subsidiaries acquired during the year contributed RMB14,588,000 (1999: RMB100,130,000) to the Group's turnover.

本年度新收購附屬公司為本集團帶來人民幣14,588,000元(一九九九年：人民幣100,130,000元)之營業額。

The post-acquisition losses before minority interest dealt with in the Company's consolidated financial statements in respect of subsidiaries acquired during the year was RMB5.5 million (1999: profits of RMB8.9 million).

本年度新收購附屬公司之收購後除少數股東權益前之虧損計入本公司綜合財務報表之數額為人民幣5,500,000元(一九九九年：溢利人民幣8,900,000元)。

29. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (continued)

29. 綜合現金流量表附註(續)

(d) Acquisition of minority interests

(d) 收購少數股東權益

		2000 二零零零年 RMB'000 人民幣千元	1999 一九九九年 RMB'000 人民幣千元
Net assets acquired:	獲得之淨資產值：		
Minority interests	少數股東權益	115,084	—
Goodwill arising on acquisition of minority interests	收購少數股東權益產生之商譽	14,269	—
		129,353	—
Satisfied by:	支付方法：		
Cash	現金	129,353	—

30. RETIREMENT BENEFITS

The Company participates in the central retirement and pension fund scheme organised by the Luoyang Municipal Government and makes an annual contribution representing 25.5%-28% (1999: 25.5%) of the total annual wages of employees to the aforesaid retirement and pension fund, out of which the pensions of the Company's retired employees are paid.

30. 退休福利

本公司已參加由洛陽市政府管理之定額退休金計劃。據此，本公司同意按員工每年工資總額的25.5%-28%(一九九九年：25.5%)作為供款。當員工退休時，所有退休員工之工資從該退休金中支付。

31. CAPITAL COMMITMENTS

31. 資本承擔

Commitments for capital expenditures at 31 December 2000 were as follows:

於二零零零年十二月三十一日資本承擔之支出如下：

		Group 本集團		Company 本公司	
		2000 二零零零年 RMB'000 人民幣千元	1999 一九九九年 RMB'000 人民幣千元	2000 二零零零年 RMB'000 人民幣千元	1999 一九九九年 RMB'000 人民幣千元
Capital commitments in respect of plant and machinery:	廠房及機械之資本承擔：				
Contracted for	已簽約	27,479	5,292	20,160	4,309
Authorised, but not contracted for	已批准但尚未簽約	18,500	3,590	18,500	3,590
Capital commitments in respect of investment in a subsidiary in the PRC:	投資在一間於中國的附屬公司之資本承擔：				
Authorised, but not contracted for	已批准但尚未簽約	15,695	—	15,695	—
Annual commitments payable in the following year under non-cancellable operating leases:	於下列期間屆滿而不可撤回之經營租約在來年之全年承擔：				
Land and buildings expiring:	土地及建築物於下列期間到期：				
Within one year	一年內	2,290	—	1,750	—
In the second to fifth years, inclusive	第二至第五年(包括首尾兩年)	1,055	6,162	—	5,000
After five years	五年後	8,410	8,211	5,000	5,000
Plant and machinery expiring:	機器及設備於下列期間到期:				
Within one year	一年內	29	—	—	—
In the second to fifth years, inclusive	第二至第五年(包括首尾兩年)	200	—	—	—
After five years	五年後	9,401	8,547	—	—

32. CONTINGENT LIABILITIES

32. 或然負債

The Group did not have any significant contingent liabilities at the balance sheet date.

As at 31 December 2000, the Company had given corporate guarantees of RMB20 million (1999: Nil) to banks in connection with facilities granted to a subsidiary. The facilities were utilised to the extent of RMB20 million.

於結算日，本公司並無任何重大或然負債。

於二零零零年十二月三十一日，本公司就一家銀行提供予一間附屬公司的融資額而向該銀行作出金額為人民幣20,000,000元的擔保(一九九九年：無)。該融資額度已動用人民幣20,000,000元。

33. DIFFERENCES IN FINANCIAL STATEMENTS PREPARED UNDER PRC ACCOUNTING STANDARDS AND HONG KONG ACCOUNTING PRACTICES

Other than the differences in the classification of certain financial statement items and the following differences in accounting treatments, there are no material differences between the amounts reported in the Group's financial statements prepared in accordance with PRC accounting standards and Hong Kong accounting practices.

Under PRC accounting standards, goodwill, including both positive goodwill and negative goodwill, arising on consolidation is stated in the consolidated balance sheet and amortised on straight-line basis over a period of ten years.

Under Hong Kong accounting practices, in these financial statements, goodwill arising on consolidation is eliminated against reserves in the year of acquisition.

Under PRC accounting standards, long term investments in equity of not less than 20% and in which the Company is in a position to exercise significant influence are accounted for using the equity method in the Company's own financial statements.

Under Hong Kong accounting practices, similar long term investments are stated at cost in the Company's own financial statements unless, in the opinion of the directors, there have been diminutions in values other than temporary in nature, when they are written down to values determined by the directors.

Under PRC accounting standards, interest income arising from subscription monies is treated as deferred income and is amortised on a straight-line basis over five years.

Under Hong Kong accounting practices, such interest income is accounted for on an accrual basis in the year in which it arises.

33. 香港公認會計準則與中國會計準則的差異

除部分財務項目分類不同及如下會計處理的差異外，本集團按香港公認會計準則及中國會計準則編制之財務報表並無重大差異。

按中國會計準則，因綜合產生的商譽，包括正商譽與負商譽計入綜合資產負債表並以直線法分十年攤銷。

根據香港會計準則，於編製此財務報表時，綜合所產生之商譽於收購年度內在儲備中撇除。

根據中國會計準則，不少於20%之股權之長期投資及本公司可對其行使重大影響力者，採用權益法計入本公司之財務報表。

根據香港會計準則，類似的長期投資乃按成本值列入本公司之財務報表。除非董事認為發生非暫時性的減值，則按董事釐定的價值作出減值。

根據中國會計準則，因認購款產生之利息收入需作遞延收入處理，且按直線法分五年攤銷。

根據香港會計準則，該利息收入於發生時按權責發生制列示。

33. DIFFERENCES IN FINANCIAL STATEMENTS PREPARED UNDER PRC ACCOUNTING STANDARDS AND HONG KONG ACCOUNTING PRACTICES (continued)

33. 香港公認會計準則與中國會計準則的差異(續)

The differences in the treatment of investments in subsidiaries and the interest income arising from subscription monies in the Company's and the Group's financial statements are compared as follows:

本公司及本集團財務報表對處理附屬公司投資及因認購款項產生之利息收入之差異比較如下：

		Hong Kong accounting practices 香港會計準則		PRC accounting standards 中國會計準則	
		2000 二零零零年 RMB'000 人民幣千元	1999 一九九九年 RMB'000 人民幣千元	2000 二零零零年 RMB'000 人民幣千元	1999 一九九九年 RMB'000 人民幣千元
Group	本集團				
Consolidated balance sheet:	綜合資產負債表：				
Goodwill	商譽	—	—	26,749	19,462
Capital reserve	資本儲備	—	—	—	(95)
Deferred tax	遞延稅項	(3,702)	(6,170)	—	—
Deferred income	遞延收入	—	—	(11,217)	(18,696)
Reserves	儲備	(1,441,131)	(1,612,453)	(1,460,365)	(1,619,294)
Net assets	淨資產值	2,226,131	2,397,453	2,245,365	2,404,294
Consolidated profit and loss account:	綜合損益表：				
Amortisation of goodwill	商譽攤銷	—	—	(6,887)	—
Amortisation of deferred income	遞延收入攤銷	—	—	7,479	7,479
Deferred tax	遞延稅項	2,468	2,468	—	—
Company	本公司				
Balance sheet:	資產負債表：				
Long term investments (equity of not less than 20%)	不少於20%股權之長期投資	220,551	138,999	258,865	193,943
Deferred tax	遞延稅項	(3,702)	(6,170)	—	—
Deferred income	遞延收入	—	—	(11,217)	(18,696)
Reserves	儲備	(1,429,566)	(1,576,876)	(1,460,365)	(1,619,294)
Net assets	淨資產值	2,214,566	2,361,876	2,245,365	2,404,294
Profit and loss account:	損益表：				
Investment income/(losses) equity accounted for	以權益法計算之投資收益／(虧損)	—	—	(102,630)	28,525
Provisions for diminutions in values of subsidiaries and associates	附屬公司及聯營公司減值撥備	(86,000)	—	—	—
Amortisation of deferred income	遞延收入攤銷	—	—	7,479	7,479
Deferred tax	遞延稅項	2,468	2,468	—	—

34. COMPARATIVE FIGURES

The provision for inventories of RMB16,464,000 and doubtful debts of RMB33,771,000 recorded in the prior year administrative expenses have been reclassified to cost of sales and other operating expenses respectively because in the opinion of the directors, the reclassification provides a better presentation of the Group's prior year profit and loss account.

34. 比較數字

列入往年管理費用的存貨準備人民幣16,464,000元和壞帳準備人民幣33,771,000元已分別重分類至銷售成本和其他經營費用，這是由於董事認為重分類將會較佳地列示本集團的往年損益表。

35. APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved by the board of directors on 25 April 2001.

35. 財務報告之批准

董事會於二零零一年四月二十五日批准本財務報表。

FIRST TRACTOR
COMPANY LIMITED
第一拖拉機股份有限公司
154 Jian she Road,
Luoyang City, Henan Province,
The People's Republic of China
中國河南省洛陽市建設路154號

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt *as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountants or other professional adviser.*

If you have sold or transferred *all your shares in First Tractor Company Limited, you should at once hand this circular with the enclosed form of proxy to the purchaser or other transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.*

The Stock Exchange of ... cular, makes no representation as to its ... tsoever for any loss howsoever arising ... circular.

02 MAR 13 AM 8:47

FIRST TRACTOR COMPANY LIMITED
第一拖拉機股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

CONNECTED TRANSACTIONS

Independent financial adviser to the Independent Board Committee

Deloitte & Touche
Corporate Finance Ltd

A letter from the Board of First Tractor Company Limited is set out on pages 4 to 23 of this circular.

A letter from Deloitte containing its recommendations to the Independent Board Committee of First Tractor Company Limited is set out on pages 25 to 31 of this circular.

A notice convening an extraordinary general meeting of First Tractor Company Limited to be held at 9:00 a.m. on Friday, 24th August 2001 at No. 154 Jianshe Road, Luoyang, Henan Province, the People's Republic of China is set out on pages 35 to 37 of this circular.

9th July 2001

FIRST TRACTOR COMPANY LIMITED
第一拖拉機股份有限公司
(在中華人民共和國註冊成立之股份有限公司)

臨時股東大會適用之代理人委任表格

本人/吾等(附註一):____

地址為(附註二):____

為第一拖拉機股份有限公司(「本公司」)每股面值人民幣1.00元股份:____________________股之

註冊持有人,現委任大會主席或(附註三)____

(其地址為)____為

本人/吾等之代理人,代表本人/吾等出席二零零一年八月二十四日上午九時正假座中華人民共和國河南省洛陽市建設路154號舉行的本公司臨時股東大會或其任何續會,並於該會代表本人/吾等,依照下列臨時股東大會通告所列普通決議案進行表決,倘無任何指示,則代理人可酌情表決:—

	普通決議案	贊成(附註4)	反對(附註4)
1.	批准王穩定先生辭去執行董事之職務。		
2.	(A) 批准、追認及確認更新協議及補充協議所述之持續關連交易;		
	(B) 批准、追認及確認更新協議及補充協議之簽署;及		
	(C) 授權董事作出與依據更新協議及補充協議實施及實行持續關連交易有關之所有行為、事情及事宜;		

日期:二零零一年________月________日　　　　簽署(附註六):____________________

附註:

1. 請用正楷填上全名及地址。

2. 請填上以您的名義登記與本代理人委任表格有關之股份數目。如未有填上數目,則本代理人委任表格將被視為與以您名義登記之所有本公司股份有關。

3. 如欲委派大會主席以外之人士為代表,請將"大會主席"之字標劃去,並在空格內填上您所擬委派的代表姓名及地址。股東代理人毋須為本公司股東。如由股東代理人代表出席臨時股東大會,則該股東代理人需出示其身份證明文件。

4. 閣下如欲投票贊成某項議案,請在"贊成"欄內填上「√」號;如欲投票反對某項議案,請在"反對"欄內填上「×」號。如無任何指示,則股東代理人可自行酌情投票。

5. 法人股東須在此代理人委任表格加蓋公章或由代理人及正式授權人士簽署。如果指派法定代表參加本次臨時股東大會,則該法定代表需出示其身份證明文件及董事會或其他授權機構決議之核實副本。

6. 倘本代理人委任表格由持有授權書或代表您的任何其他文件的人士簽署,則該授權或其他文件經公證後副本必須如下文第7段所述送交本公司的股份登記處。

7. 在臨時股東大會舉行之前24小時,本代理人委任表格必須連同經簽署的授權書或其他授權文件送交本公司的股份登記處:香港證券登記有限公司,地址為香港中環德輔道中199號維德廣場二樓,方為有效。

8. 填妥及交回本代理人委任表格後,閣下仍可出席臨時股東大會,並作出投票。

FIRST TRACTOR COMPANY LIMITED

第一拖拉機股份有限公司

(a joint stock limited company incorporated in the People's Republic of China)

Proxy Form for Attendance at the Extraordinary General Meeting

I / We(1) ______________________ of ____

______________________ being the registered holder(s) of (2) ______________________ shares of RMB1.00 each in the share capital of First Tractor Company Limited (the "Company"), hereby appoint the Chairman of the Meeting or (3) ______________________ of ____

____

as my / our proxy to attend and vote for me / us and on my / our behalf at the Extraordinary General Meeting of the Company ("EGM") to be held at 9:00 a.m. on 24th August 2001, at No. 154 Jianshe Road, Luoyang, Henan Province, the People's Republic of China or any adjournment thereof in respect of the ordinary resolutions set out in the notice convening the EGM as indicated below, and if no such indication is given, as my/our proxy thinks fit.

ORDINARY RESOLUTIONS	FOR(4)	AGAINST(4)
1. To consider and approve the resignation of Mr. Wang Wen Ding from the post of executive Director.		
2. (A) to approve, ratify and confirm the Ongoing Connected Transactions contemplated under the Renewal Agreements and the Supplementary Agreements;		
(B) to approve, ratify and confirm the execution of the Renewal Agreements and the Supplementary Agreements; and		
(C) to authorize the Directors to do all such acts and things to give effect to and implement the Ongoing Connected Transactions pursuant to the Renewal Agreements and the Supplementary Agreements.		

Date: ______________________ 2001 Signature (note 6): ______________________

Note:

1. Please insert your full name and address in block capitals in the space provided.
2. Please insert the number of shares to which this proxy form relates in the space provided. If a number is inserted, this proxy form will be deemed to relate only to those shares. If not, this proxy form will be deemed to relate to all the shares registered in your name (whether alone or jointly with others).
3. If any proxy other than the Chairman of the Meeting is preferred, strike out "the Chairman of the Meeting or" and insert the name and address of proxy desired in block capitals in the space provided. The proxy need not be a shareholder of the Company. If a proxy is attending the EGM on your behalf, such proxy shall produce his own identity paper.
4. If you wish to vote for a resolution, place a tick "√" in the column marked "FOR". If you wish to vote against a resolution, place a cross "X" in the column marked "AGAINST". If no indication is given, the proxy will vote or abstain at his discretion.
5. Corporations must execute this proxy form under common seal or by an attorney or by a duly authorised officer. If a legal representative is appointed to attend the EGM, such legal representative shall produce his own identity paper and a certified true copy of the resolution of the board of directors or other governing body of the corporation appointing the legal representative.
6. If this proxy form is signed by a person under a power of attorney or any other authority on your behalf, a notarially certified copy of that power of attorney or other authority must be deposited with the Company's registrar as mentioned in paragraph 7 below.
7. In order to be valid, this proxy form together with any power of attorney or other authority under which it is signed must be lodged with the Company's registrar, Hong Kong Registrars Limited, 2nd Floor, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong not later than 24 hours before the time scheduled for the holding of the EGM.
8. Completion and deposit of this proxy form will not preclude you from attending and voting at the EGM should you so wish.

目錄

頁次

在本通函內，除非文義另有所指，否則下列詞語具有下述之涵義：

「聯營公司」	指	依照上市規則所列之定義一致
「華晨機械」	指	華晨中國機械控股有限公司，一間根據百慕達法律註冊成立之公司，為本公司之附屬公司
「董事會」	指	本公司董事會
「中國一拖」	指	China First Tractor Group Company Limited(中國一拖集團有限公司)(前稱China First Tractor & Construction Machinery Corporation(中國第一拖拉機工程機械公司)，一間於中國註冊成立之有限責任公司，為本公司之控股股東。
「本公司」	指	First Tractor Company Limited(第一拖拉機股份有限公司)，一間根據中國公司法註冊成立之股份有限公司
「條件」	指	達成條件後，五項更新協議及三項補充協議方發生效力或被視為已發生效力
「德勤」	指	德勤企業財務顧問有限公司，乃獨立董事委員會之獨立財務顧問及根據證券條例註冊之投資顧問(香港法例第333章)
「董事」	指	本公司董事
「臨時股東大會」	指	就批准(除其他事項外)更新協議、補充協議、其等所述之交易及其中一名董事會成員之請辭而召開之本公司臨時股東大會
「本集團」	指	本公司及其附屬公司
「香港」	指	中華人民共和國香港特別行政區

「H股」	指	本公司普通股股本中在香港聯交所上市，以供認購及買賣的，每股面值人民幣1.00元的境外上市外資股
「獨立董事委員會」	指	獨立非執行董事鹿中民先生、陶湘先生、陳秀山先生、陳志先生及韓方明先生組成之獨立董事委員會
「獨立股東」	指	除了中國一拖及其聯營公司以外之股東
「上市規則」	指	聯交所證券上市規則
「最後可行日期」	指	二零零一年七月四日，即本通函付印前為確定其中所載資料而設的最後實際可行日期
「主板」	指	聯交所之主板
「中國」	指	中華人民共和國
「更新協議」	指	更新協議指五份有條件之更新協議，將(i)綜合服務協議一；(ii)進出口代理協議；(iii)供貨協議一；(iv)供貨協議二；及(v)綜合服務協議二之期限由二零零一年五月八日延長至二零零四年五月七日，這須有待條件達成後，方可作實，更新協議亦指上述任何一份有條件之更新協議
「人民幣」	指	中國法定貨幣
「公開權益條例」	指	證券(公開權益)條例(香港法例第396章)
「股東」	指	股本之持有人
「股份」	指	國有法人股及H股
「國家價格」	指	由中國中央政府就福利及提供服務、原材料、零件及能源所定之強制性價格

「聯交所」	指	香港聯合交易所有限公司
「補充協議」	指	補充協議指三份有條件之補充協議，將(i)建築安裝工程委托協議；(ii)關於提供動能的協議；及(iii)綜合服務協議三之期限延長至二零零四年五月七日屆滿，這須有待條件達成後，方可作實，補充協議亦指上述三份任何一份有條件之補充協議
「建築機械」	指	Yituo (Luoyang) Building Machinery Co., Ltd. 一拖(洛陽)建築機械有限公司，一間於一九九三年十二月二十九日成立之中外合資經營公司，華晨機械及本公司分別持有其51%及49%之註冊資本。
「工程機械」	指	Yituo (Luoyang) Construction Machinery Co., Ltd.(一拖(洛陽)工程機械有限公司)(前稱Yituo (Luoyang) Engineering Machinery Co., Ltd. 一拖(洛陽)工程機械有限公司)，一間於一九九三年十二月二十八日成立之中外合資經營公司，華晨機械及本公司分別持有其51%及49%之註冊資本
「一拖國貿」	指	Yituo International Economical and Trade Company Limited(一拖國際經濟貿易有限公司)，中國一拖之全資附屬公司。

FIRST TRACTOR COMPANY LIMITED
第一拖拉機股份有限公司
(於中華人民共和國註冊成立之股份有限公司)

董事會:
方剛(*董事長*)
陳立威
董永安
劉文英
崔起鴻
李鵬蛟
張晶
王穩定
曹春國
鹿中民*
陶湘*
陳秀山*
陳志*
韓方明*

註冊辦事處:
中國
河南省
洛陽市
建設路154號

* *獨立非執行董事*

敬啟者:

關連交易

1. 緒言

董事會於二零零一年六月十九日宣佈,本公司及其附屬公司已於二零零一年五月三十一日與有關人士簽訂五份有條件之更新協議及三份有條件之補充協議,以更新及修訂(視情況而定)分別於一九九七年六月六日及一九九八年九月二十一日簽訂之協議。根據該等協議,本公司及其附屬公司與有關訂約方已有條件地同意將其中五份協議之期限更新,由二零零一年五月八日至二零零四年五月七日止,並修訂其中三份協議之條款,將該三份協議的期限分別由二零零二年五月七日及二零零二年十月八日延長至二零零四年五月七日。

本公司於一九九七年五月八日註冊成立。本公司之H股於一九九七年六月二十三日在主板上市。本公司主要業務為於中國生產及銷售70至120匹馬力之履帶拖拉機及15至18匹馬力之輪式農業拖拉機。本公司所需的原材料、零件及組件包括冶金產品，如鋼材、生鐵、機械及其他組件如發動機及車輪。本公司使用的原材料及零件，大部分是由中國供應商供應，而中國一拖是最大的供應商。本公司依賴中國一拖(除其他事項外)採購若干零件及部件，如用於生產拖拉機的拖拉機車架、拖拉機駕駛室、地板總成、上機罩、前橋、轉向機及縱拉桿。

中國一拖為一間於中國註冊成立之有限責任公司，持有約57.32%本公司已發行之股本，並且是本公司之控股股東，根據上市規則被視為本公司之關連人士。工程機械乃一間中外合資經營公司，本公司持有90.1%權益之華晨機械及本公司分別持有該合資經營公司51%及49%之註冊資本，故此，該合資經營公司是本公司之附屬公司。建築機械乃一間中外合資經營公司，本公司持有90.1%權益之華晨機械及本公司分別持有該合資經營公司51%及49%之註冊資本，故此，該合資經營公司同樣地是本公司之附屬公司。一拖國貿是中國一拖全資擁有之附屬公司。依照其等之關係，於(a)本公司日期為一九九七年六月十一日之招股説明書中披露本公司與中國一拖、本公司與一拖國貿、中國一拖與工程機械分別於一九九七年六月六日簽訂之交易；及(b)本公司於一九九八年十一月十三日發出之通函中提及中國一拖與建築機械於一九九八年九月二十一日簽訂之交易，根據上市規則構成關連交易。由於該等關連交易屬持續性質，故此，本公司曾分別於一九九七年及一九九八年向聯交所申請授出及已隨後獲得豁免遵照上市規則就該等關連交易作出持續披露之要求。

2. 持續關連交易

有關持續關連交易之八份協議書中，有五份已於二零零一年五月七日期滿，有兩份將於二零零二年五月七日期滿，有一份將於二零零二年十月八日期滿。根據上市規則構成關連交易之八份協議書載列如下：

1. 中國一拖及本公司於一九九七年六月六日簽訂之綜合服務協議於二零零一年五月七日期滿(「綜合服務協議一」)；

2. 本公司及一拖國貿於一九九七年六月六日簽訂之進出口代理協議於二零零一年五月七日期滿(「進出口代理協議」);

3. 本公司及中國一拖於一九九七年六月六日簽訂之供貨協議於二零零一年五月七日期滿(「供貨協議一」);

4. 中國一拖及工程機械於一九九七年六月六日簽訂之供貨協議於二零零一年五月七日期滿(「供貨協議二」);

5. 中國一拖及工程機械於一九九七年六月六日簽訂之綜合服務協議於二零零一年五月七日期滿(「綜合服務協議二」);

6. 本公司及中國一拖於一九九七年六月六日簽訂之建築安裝工程委托協議將於二零零二年五月七日期滿(「建築安裝工程委托協議」);

7. 本公司及中國一拖於一九九七年六月六日簽訂之關於提供動能的協議將於二零零二年五月七日期滿(「關於提供動能的協議」);

8. 中國一拖及建築機械於一九九八年九月二十一日簽訂之綜合服務協議將於二零零二年十月八日期滿(「綜合服務協議三」)。

於(i)綜合服務協議一、(ii)進出口代理協議、(iii)供貨協議一、(iv)供貨協議二、(v)綜合服務協議二、(vi)建築安裝工程委托協議、(vii)關於提供動能的協議及(viii)綜合服務協議三中所述之交易統稱為「持續關連交易」。

3. 更新協議、補充協議及據該等協議進行之持續關連交易之資料

本公司及其附屬公司已簽訂更新協議,以延續有關持續關連交易之五份協議之期限;及補充協議,以延長有關持續關連交易之三份協議之期限。

原協議之期限屆滿及簽訂補充協議後，聯交所就原協議所述之關連交易而授出之原豁免已不再適用。依照其等上述之關係，有關更新協議及補充協議各自所述之交易根據上市規則構成關連交易，除了其他要求外，須於臨時股東大會上獲得獨立股東之批准，而中國一拖及其聯營公司(定義見上市規則)將會棄權投票。

更新協議及補充協議之簡要説明載列如下：—

1. **綜合服務協議一。**本公司及中國一拖已於二零零一年五月三十一日簽訂一份有條件之更新協議，以更新雙方於一九九七年六月六日簽訂之綜合服務協議一。根據該協議，本公司及中國一拖已同意將綜合服務協議一之期限延續三年，由二零零一年五月八日至二零零四年五月七日止，而綜合服務協議一之其他條款及條件則維持不變。根據綜合服務協議一，中國一拖同意向本公司提供或促使第三方向本公司提供若干福利及提供服務，包括(但不限於)膳食服務、清潔服務、托兒服務、醫療保健服務、運動設施、倉儲服務、吊裝及運輸服務等。應該注意的是綜合服務協議一所述福利及其他提供服務之價格是按國家價格或所提供之服務如果沒有國家價格，則按照市價或按照不高於上年度支付之價格增加之百分率之協議價格釐定，該百分率相等於洛陽統計局上年度宣布之洛陽消費物價指數(此乃洛陽評估通脹之官方指數)所增加之百分率，以價格較低者為準。於截至二零零零年十二月三十一日止三個年度各年，中國一拖向本公司提供服務所收取之費用約如下：

	截至二零零零年十二月三十一日止三個年度(人民幣千元)		
	一九九八年	一九九九年	二零零零年
中國一拖向本公司收取之服務費金額	58,640	49,738	49,159
本公司全年總支出額	2,282,644	2,249,434	1,563,516
佔本公司全年總支出額百分率	2.57%	2.21%	3.14%

正如上表顯示，中國一拖向本公司收取之服務費，並未超過聯交所於上次豁免所容許有關費用之上限，即不超過本公司在每個有關年度總支出之4%。董事認為綜合服務協議一之更新協議是在本公司日常業務過程中，按對本公司及其股東整體而言，並在考慮過訂立更新協議之情況後，以公平合理之條款訂立。中國一拖向本公司收取之服務金額，佔本公司全年總支出額之百分率，如與本集團營業額比較則如下：—

	截至二零零零年十二月三十一日止三個年度(人民幣千元)		
	一九九八年	一九九九年	二零零零年
中國一拖向本公司收取之服務費金額	58,640	49,738	49,159
本集團全年營業額	2,703,563	2,865,137	1,997,314
佔本集團全年營業額百分率	2.17%	1.74%	2.46%
服務費金額佔本集團全年營業額百分率與其佔本公司全年總支出額百分率之比較	-0.40%	-0.47%	-0.68%

如上表所示，鑑於服務費金額佔本公司全年總支出額及本集團營業額百分率之相關性及接近性(在各有關年度為少於1%)，並且按照本公司在其日常業務過程中的實際需要而言，董事決定以本集團營業額為釐定上限之基準及預期在未來每年中國一拖向本公司提供服務所收取之費用金額將不會超過本集團營業額之4%。

2. **進出口代理協議**。本公司及一拖國貿已經於二零零一年五月三十一日簽訂一份有條件之更新協議，以更新雙方於一九九七年六月六日簽訂之進出口代理協議。根據該協議，本公司及一拖國貿已同意將進出口代理協議之期限延續三年，由二零零一年五月八日至二零零四年五月七日止，而進出口代理協議之其他條款及條件則維持不變。根據進出口代理協議，一拖國貿同意接受本公司之委托，担任本公司之代理商，以出口本公司之產品或進口本公司生產拖拉機所需之貨物，包括原材料或零配件。根據聯交所給予之豁免，一拖國貿向本公司提供進口及出口服務所收取的費用將不會高於每個有關年度進口或出口貨物總發票值之2%。截至二零零零年十二月三十一日止三個年度，由於本公司沒有透過一拖國貿進口購貨及出口銷售，故此，本公司進口或出口貨物之總發票值為零，即本公司並沒有支付任何服務費用給一拖國貿。儘管如此，鑑於中國即將加入世界貿易組織，以及本公司將貿易拓展至國際市場之潛力，雖然現時就上述上限並沒有有關數據可供比較，但董事預期於未來每年，支付給一拖國貿之服務費將不會超過本集團營業額之1%，惟本集團營業額不得超過人民幣 3,000,000,000元。倘本集團之營業額超出人民幣3,000,000,000元，支付給一拖國貿之服務費將予調整，不會超過本集團營業額之0.8%。

3. **供貨協議一**。中國一拖及本公司已於二零零一年五月三十一日簽訂一份有條件之更新協議，以更新雙方於一九九七年六月六日簽訂之供貨協議一。根據該協議，中國一拖及本公司已同意，將供貨協議一之期限延續三年，由二零零一年五月八日至二零零四年五月七日止，而供貨協議一之其他條款及條件則維持不變。根據供貨協議一，中國一拖及本公司同意向對方供應其等生產拖拉機所需之貨物，包括原材料或零配件。應該注意的條款是供貨協議一所述原

材料及零件之價格，是參照國家價格或所提供之原材料或零件如果沒有國家價格，則按市價或按照不高於上年度支付之價格增加之百分率之協議價格釐定，該百分率相等於洛陽統計局上年度宣布之洛陽消費物價指數(此乃洛陽評估通脹之官方指數)所增加之百分率，以價格較低者為準。於截至二零零零年十二月三十一日止三個年度各年，根據供貨協議一達成之交易金額約如下：—

	截至二零零零年十二月三十一日止三個年度(人民幣千元)		
	一九九八年	一九九九年	二零零零年
本公司向中國一拖採購之原材料及零件金額	292,703	243,962	140,765
本公司原材料及零件全年採購總金額	1,613,520	1,379,959	814,215
佔本公司全年購貨總金額百分率	18.14%	17.68%	17.29%
本公司向中國一拖出售之原材料及零件金額	207,866	183,963	120,385
本公司全年總營業額	2,386,981	2,205,493	1,402,059
佔本公司全年總營業額百分率	8.71%	8.34%	8.59%

正如上表顯示，交易金額並未超過聯交所上次授出豁免所容許之上限，即本公司向中國一拖購買部件及零件之代價，不超過本公司於每個有關年度購買原材料及零件之全年購貨總額之35%。同時，本公司向中國一拖銷售該等部件及零件之代價，不會超過本公司每個有關年度營業額之10%。董事認為供貨協議一之更新協議是在本公司日常業務過程中，按對本公司及

其股東整體而言，並在考慮過訂立更新協議之情況後，以公平合理之條款訂立。本公司向中國一拖購買原材料及零件之交易金額及本公司向中國一拖出售原材料及零件之交易金額，佔本公司全年購貨總額及全年總營業額之百分率，如與本集團全年總營業額比較則如下：一

	截至二零零零年十二月三十一日止三個年度(人民幣千元)		
	一九九八年	一九九九年	二零零零年
本公司向中國一拖採購之原材料及零件金額	292,703	243,962	140,765
本集團全年總營業額	2,703,563	2,865,137	1,997,314
佔本集團全年總營業額百分率	10.83%	8.51%	7.05%
與購貨金額佔本公司採購原材料及零件採購總金額百分率之比較	-7.31%	-9.17%	-10.24%
本公司向中國一拖出售之原材料及零件金額	207,866	183,963	120,385
本集團全年總營業額	2,703,563	2,865,137	1,997,314
佔本集團全年總營業額百分率	7.69%	6.42%	6.03%
與售貨金額佔本公司全年總營業額百分率之比較	-1.02%	-1.92%	-2.56%

如上表所示，本集團之全年總營業額大大高於本公司。有鑑於本公司以往年度之貿易記錄，並且按照本公司在其日常業務過程中的實際需要而言，董事預期在未來每年，本公司向中國一拖購買部件及零件之代價，將會調整至不超過本集團營業額之17%，而本公司該等部件及零件之銷售代價不會超過本集團營業額之10%。

4. **供貨協議二。**中國一拖及工程機械已於二零零一年五月三十一日簽訂一份有條件之更新協議，以更新雙方於一九九七年六月六日簽訂之供貨協議二。根據該協議，中國一拖及工程機械已同意將供貨協議二之期限延續三年，由二零零一年五月八日至二零零四年五月七日止，而供貨協議二之其他條款及條件則維持不變。根據供貨協議二，中國一拖及工程機械雙方均同意向對方供應其等生產拖拉機所需的貨物，包括原材料或部件及零件。應該注意的是供貨協議二所述原材料及零件之價格，是參照國家價格或所提供之原材料或零件如果沒有國家價格，則按市價或按照不高於上年度支付之價格增加之百分率之協議價格釐定，該百分率相等於洛陽統計局上年度宣布之洛陽消費物價指數(此乃洛陽評估通賬之官方指數)所增加之百分率，以價格較低者為準。於截至二零零零年十二月三十一日止三個年度各年，根據供貨協議二達成之交易金額約如下：—

	截至二零零零年十二月三十一日止三個年度(人民幣千元)		
	一九九八年	一九九九年	二零零零年
本公司有形資產淨值	2,351,985	2,361,876	2,214,566
中國一拖向工程機械提供之原材料及部件金額	68,436	49,056	38,280
佔本公司有形資產淨值百分率	2.91%	2.08%	1.73%
工程機械向中國一拖提供之原材料及部件金額	848	2,945	1,210
佔本公司有形資產淨值百分率	0.04%	0.12%	0.05%

正如上表顯示，交易之全年總金額並未超過聯交所上次授出豁免所容許之上限，即不超過本公司有形資產淨值之3%。董事認為供貨協議二之更新協議是在本公司日常業務過程中，按對本公司及其股東整體而言，並在考慮過訂立更新協議之情況後，以公平合理之條款訂立。根據本公司過往數年經審核報表之貿易記錄及按照本公司在其日常業務過程中的實際需要而言，董事預期於未來每年根據該協議達成之全年交易總代價，將不會超過本集團於每個有關年度經審核有形資產帳面淨值之3%。

5. **綜合服務協議二。**中國一拖及工程機械已於二零零一年五月三十一日簽訂一份有條件之更新協議，以更新雙方於一九九七年六月六日簽訂之綜合服務協議二。根據該協議，中國一拖及工程機械已同意將綜合服務協議二之期限延續三年，由二零零一年五月八日至二零零四年五月七日止，而綜合服務協議二之其他條款及條件則維持不變。根據綜合服務協議二，中國一拖同意向工程機械提供或促使第三方向工程機械提供若干福利及提供服務，包括托兒服務、醫療服務及治安服務等。應該注意的是綜合服務協議二所述福利及提供服務之價格，是參照國家價格或所提供之服務如果沒有國家價格，則按市價或按照不高於上年度支付之價格增加之百分率之協議價格釐定，該百分率相等於洛陽統計局上年度宣布之洛陽消費物價指數(此乃洛陽評估通脹之官方指數)所增加之百分率，以價格較低者為準。於截至二零零零年十二月三十一日止三個年度各年，根據綜合服務協議二達成之交易金額約如下：—

	截至二零零零年十二月三十一日止三個年度(人民幣千元)		
	一九九八年	一九九九年	二零零零年
中國一拖向工程機械收取之服務費金額	5,470	5,363	6,302

正如上表顯示，中國一拖向工程機械收取之服務費金額，並未超過聯交所上次授出豁免所述之標準，即中國一拖向工程機械提供服務所收取之代價不超過上年度支付之價格或以洛陽消費物價指數所增加之百分率相同之比例調整增加之協議價格釐定。在任何情況下，該等收費將不高於中國一拖向獨立於並與本公司或其任何附屬公司或其等任何聯營公司的任何董事、監事、行政總裁或主要股東沒有關連的其他獨立第三者提供服務收取之代價。董事認為綜合服務協議二之更新協議是在本公司日常業務過程中，按對本公司及其股東整體而言，並在考慮過訂立更新協議之情況後，以公平合理之條款訂立。

綜合服務協議二之交易價值百分率參照本集團之有形資產淨值計算如下，作參考之用：—

	截至二零零零年十二月三十一日止三個年度(人民幣千元)		
	一九九八年	一九九九年	二零零零年
本集團有形資產淨值	2,358,940	2,397,453	2,226,131
中國一拖向工程機械收取之服務費金額	5,470	5,363	6,302
佔本集團有形資產淨值百分率	0.23%	0.22%	0.28%

根據本公司過往數年經審核報表之貿易記錄及按照本公司在其日常業務過程中的實際需要而言，董事預期於未來每年，中國一拖向工程機械收取服務之全年累計代價，將不會超過本集團經審核之有形資產帳面淨值之3%。

6. **建築安裝工程委托協議。**本公司及中國一拖已於二零零一年五月三十一日簽訂有條件之補充協議，以修訂雙方於一九九七年六月六日簽訂之建築安裝工程委托協議。根據該協議，本公司及中國一拖已同意延長建築安裝工程委托協議之期限兩年，即期滿日期由二零零二年五月七日延長至二零零四年五月七日，而建築安裝工程委托協議之其他條款及條件則維持不變。根據建築安裝工程委托協議，中國一拖同意為本公司處理及／或完成該協議所述之建築及技術工程。中國一拖亦同意為已提供及將會提供給本公司項目管理及採購服務向本公司所收取

之費用將不會高於當時就提供同類服務給第三者而收取之費用(即市價)。聯交所已給予本公司豁免，惟已提供及將會提供之項目管理及採購服務之費用總額，不得超過本公司有形資產淨值之3%，惟須作出上市規則第14.04(6)條所允許的調整。截至二零零零年十二月三十一日止三個年度，向本公司提供項目管理及採購服務所收取之費用約如下：—

	截至二零零零年十二月三十一日止三個年度(人民幣千元)		
	一九九八年	一九九九年	二零零零年
本公司有形資產淨值	2,351,985	2,361,876	2,214,566
中國一拖向本公司收取之服務費金額	1,156	1,156	無
佔本公司有形資產淨值百分率	0.05%	0.05%	無

正如上表顯示，中國一拖向本公司收取之服務費金額，並未超過聯交所過去授出豁免所容許之上限，即不超過在各有關年度本公司有形資產淨值之3%(惟雖已於二零零零年完成，但尚待本公司監察並感到滿意後方接受的有關項目除外。因此，本公司現時尚未向中國一拖支付任何服務費。)董事認為建築安裝工程委托協議之補充協議是在本公司日常業務過程中，按對本公司及其股東整體而言，並在考慮過訂立補充協議之情況後，以公平合理之條款訂立。根據本公司過往數年經審核報表之貿易記錄及按照本公司在其日常業務過程中的實際需要而言，董事預期於未來每年，中國一拖已提供及將會提供之項目管理及採購服務之收費總額將不會超過本集團經審核有形資產帳面淨值之3%。

7. **關於提供動能的協議。**中國一拖及本公司已於二零零一年五月三十一日簽訂一份有條件之補充協議，以修訂雙方於一九九七年六月六日簽訂之關於提供動能的協議。根據該協議，中國一拖及本公司已同意延長關於提供動能的協議之期限兩年，即期滿日期由二零零二年五月七日延長至二零零四年五月七日，而關於提供動能的協議之其他條款及條件則維持不變。根據關於提供動能的協議，中國一拖同意向本公司供應電力、煤氣、氧氣、供水、采暖、壓縮空氣、乙炔、蒸汽等動能。應該注意的是關於提供動能的協議所述之能源價格，是參照國家價格或所提供之服務如果沒有國家價格，則按市價或按照不高於上年度支付之價格增加之百分率之協議價格釐定，該百分率相等於洛陽統計局上年度宣布之洛陽消費物價指數(此乃洛陽評估通脹之官方指數)所增加之百分率，以價格較低者為準。中國一拖已同意中國一拖向本公司提供服務之代價，將不會高於中國一拖向其他獨立第三者收取之代價。聯交所已給予本公司豁免，惟根據該協議提供服務之費用總額將不得超過本公司於每一個有關年度之總支出之7%。截至二零零零年十二月三十一日止三個年度，中國一拖向本公司收取之服務費約如下：—

	截至二零零零年十二月三十一日止三個年度(人民幣千元)		
	一九九八年	一九九九年	二零零零年
中國一拖向本公司收取之服務費金額	68,234	65,701	52,628
本公司全年總支出額	2,282,644	2,249,434	1,563,516
佔本公司全年總支出額百分率	2.99%	2.92%	3.37%

正如上表顯示，中國一拖向本公司收取之服務費總金額，並未超過根據聯交所過去所授出之豁免所容許之上限，即不超過本公司在各有關年度支出之7%。董事認為關於提供動能的協議之補充協議，是在本公司日常業務過程中，按對本公司及其股東整體而言，並在考慮過訂立補充協議之情況後，以公平合理之條款訂立。中國一拖向本公司收取之服務費金額，佔本公司全年總支出額之百分率，如與本集團營業額比較則如下：—

	截至二零零零年十二月三十一日止三個年度(人民幣千元)		
	一九九八年	一九九九年	二零零零年
中國一拖向本公司收取之服務費金額	68,234	65,701	52,628
本集團全年營業額	2,703,563	2,865,137	1,997,314
佔本集團全年營業額百分率	2.52%	2.29%	2.63%
與服務費金額佔本公司全年總支出額百分率之比較	-0.47%	-0.63%	-0.74%

如上表所示，鑑於服務費金額佔本公司全年總支出額及本集團營業額百分率之相關性及接近性(在各有關年度為少於1%)，並且按照本公司在其日常業務過程中的實際需要而言，董事決定以本集團營業額為釐定上限之基準及預期在未來每年，中國一拖向本公司提供能源供應所收取之服務費金額將略為調整至不超過本集團營業額之6%。

8. **綜合服務協議三。**中國一拖及建築機械已於二零零一年五月三十一日簽訂有條件之補充協議，以修訂雙方於一九九八年九月二十一日簽訂之綜合服務協議三。根據該協議，中國一拖及建築機械已經同意將綜合服務協議三之期限由二零零二年十月八日延長至二零零四年五月七日，而綜合服務協議三之其他條款及條件維持不變。根據綜合服務協議三，中國一拖同意提供或促使第三方向建築機械提供若干福利及提供服務包括部件包裝服務、醫療及與保健相關之服務、向建築機械職工之子女提供托兒及教育服務，並向建築機械之職工提供職業訓練服務。應該注意的是綜合服務協議三所述福利及其他提供服務之價格，是參照國家價格或所提供之服務如果沒有國家價格，則按市價或按照不高於上年度支付之價格增加之百分率之協議價格釐定，該百分率相等於洛陽統計局上年度宣布之洛陽消費物價指數(此乃洛陽評估通賬之官方指數)所增加之百分率，以價格較低者為準。聯交所已給予本公司豁免，惟提供服務之代價總額不得超過本集團於每個有關年度之經審核有形資產帳面淨值之3%。截至二零零零年十二月三十一日止三個年度各年，中國一拖向建築機械收取之服務費金額約如下：一

	截至二零零零年十二月三十一日止三個年度(人民幣千元)		
	一九九八年	一九九九年	二零零零年
本集團有形資產淨值	2,358,940	2,397,453	2,226,131
中國一拖向建築機械收取之服務費金額	517	2,513	2,285
佔本集團有形資產淨值百分率	0.02%	0.10%	0.10%

正如上表顯示中國一拖向建築機械收取之服務費金額，並不超過聯交所過去所授出之豁免所容許之上限，即不超過本集團在有關年度有形資產淨值之3%。董事認為綜合服務協議三之補充協議是在本公司日常業務過程中，按對本公司及其股東整體而言，並在考慮過訂立補充協議之情況後，以公平合理之條款訂立。中國一拖已同意，中國一拖提供給建築機械之服務

代價將不會高於其他獨立第三者支付給中國一拖之服務代價。根據本公司過往數年經審核報表之貿易記錄及按照本公司在其日常業務過程中的實際需要而言，董事預期於未來每年中國一拖提供給建築機械服務所收取之服務費金額不會超過本集團經審核之有形資產帳面淨值之3%。

根據本公司管理層的意見，於各有關年度沒有任何一項根據上述協議所述之有關交易之費用或金額總數是超過聯交所過去給予之豁免容許之有關上限。預期此等交易之費用或金額總數在將來不會超過有關之上限。

在更新協議及補充協議及其各自所述之交易在中國一拖及其聯營公司(定義見上市規則)棄權投票的情況下獲得臨時股東大會獨立股東批准的前提下，更新協議之新期限應被視為由二零零一年五月八日生效至二零零四年五月七日止，而有關補充協議修訂條款各自之屆滿期限將延長至二零零四年五月七日，而有關原本協議各自之其他條款及條件則維持不變。本公司已委任一個獨立董事委員會，就有關更新協議及補充協議之條款及其各自所述之交易向獨立股東提供意見。本公司已委任德勤為獨立財務顧問，為同樣之目的向獨立董事委員會提供意見。

4. 條件

更新協議及補充協議須在令人滿意地符合下述條件的情況下方發生效力或被視為已發生效力：—

(1) 更新協議及補充協議及其各自所述之持續關連交易在中國一拖及其聯營公司(定義見上市規則)棄權投票的情況下於臨時股東大會上獲得獨立股東的批准；

(2) 獲得聯交所授出豁免，毋須就更新協議及補充協議所述之持續關連交易，遵照上市規則作出有關持續披露之要求。

5. 進行持續關連交易之原因

本公司及／或其附屬公司已與關連人士(定義見上市規則)簽訂更新及補充協議，以維持本公司生產履帶拖拉機及輪式農業拖拉機之正常運作及獲得本公司在業務運作過程中合理地要求之生產及輔助設施及服務。董事認為更新協議及補充協議是在本公司日常業務過程按照一般商業條款及對於本公司及股東整體利益而言屬公平合理之條款達成。

6. 獨立股東之批准

中國一拖及其聯營公司(定義見上市規則)實益持有本公司約57.32%之已發行股本。工程機械及建築機械乃本公司之附屬公司。故此，根據上市規則，更新協議及補充協議所述之交易構成本公司之關連交易，須獲得獨立股東之批准後方可進行。

由於中國一拖在該等交易所擁有之利益，鹿中民先生、陶湘先生、陳秀山先生、陳志先生及韓方明先生已獲委任為獨立董事委員會成員，就有關交易向獨立股東提出意見。本公司亦已委任德勤為獨立財務顧問，該公司與本公司或其任何附屬公司之任何董事、監事、主要行政人員或主要股東或彼等各自之任何聯繫人士(定義見上市規則)亳無關連，就獨立董事委員會向獨立股東就有關交易作出推薦意見給予建議。

於將舉行之臨時股東大會上將提呈一項普通決議案，以批准更新協議及補充協議所述之交易。由於中國一拖在該交易中擁有利益，中國一拖及其聯營公司(定義見上市規則)將在臨時股東大會上棄權投票。

7. 豁免之條件

由於原豁免不適用於原協議所述之關連交易，本公司將會在中國一拖及其聯營公司(定義見上市規則)棄權投票之情況下，更新協議、補充協議及持續關連交易於臨時股東大會上獲得獨立股東批准後，向聯交所申請向本公司授出新豁免，毋須本公司就更新協議及補充協議在更新期限及延長期限內(視情況而定)進行之持續關連交易，遵照上市規則作出持續披露之要求。

聯交所已表示，待獨立股東在臨時股東大會批准更新協議、補充協議及據該等協議進行之持續關連交易後，將向本公司授出豁免，毋須本公司就持續關連交易進行之關連交易，遵照上市規則作出有關持續披露之要求，惟須符合下列條件：—

(1) 持續關連交易將：—

(a) 在本公司日常業務過程中進行；

(b) 按正常商業條款進行，或倘沒有足以可作比較之交易以資判斷交易是否按正常商業條款進行，則按不遜於適當向或由獨立第三方提供之條款進行；及

(c) 按有關協議對股東而言乃屬公平合理，並符合本公司整體利益之條款進行。

(2) 根據更新協議及補充協議進行之每項持續關連交易在每個財政年度之總額不得超過佔本公司最近公佈之經審核賬目或綜合賬目所披露之本集團營業額或本集團有形資產淨值之經審核賬面值(視情況而定)之上文所述之有關上限。

(3) 持續關連交易之詳情，須按照上市規則第14.25(1)(A)至(D)條之規定於本公司年報中披露。

(4) 本公司之獨立非執行董事須每年審視持續關連交易，並在本公司每個財政年度之年報中確認，持續關連交易已如上文第(1)段所述情況進行，並符合上文第(2)段所述之有關年度上限。

(5) 本公司之核數師(「核數師」)每年須審視持續關連交易，並就每個有關財政年度所進行之持續關連交易向董事會致函(「核數師函件」)。核數師函件之收件人是董事，此函件副本將由本公司向聯交所提供。

核數師函件必須訂明：一

(a) 持續關連交易是否已獲董事會批准；

(b) 持續關連交易是否按照本公司財務報表之定價政策；

(c) 持續關連交易是否按照監管該交易之協議條款進行；

(d) 持續關連交易之價值是否並無超出上文第(2)段所指之有關年度上限。

倘因任何理由，核數師拒絕接受聘任或未能向本公司提供核數師函件，本公司須立即聯絡聯交所。

(6) 本公司及持續關連交易之關連人士(定義見上市規則)承諾讓本公司的核數師查閱本集團的有關記錄，以讓其審視持續關連交易。

(7) 倘上市規則有任何未來之修訂，附加較在授出屬交易豁免類別之持續關連交易之日更為嚴格之規定，則本公司須於合理之時間內採取即時行動確保遵照有關規定。

8. 臨時股東大會

本通函旨在向　閣下提供有關持續關連交易之資料，列載德勤致獨立董事委員會之意見函件，及獨立董事委員會就持續關連交易作出之推薦意見及見解，並在臨時股東大會以普通決議案方式尋求　閣下批准進行持續關連交易。

臨時股東大會通知載於本通函第35頁至第37頁，本公司於二零零一年八月二十四日星期五上午九時假座中國河南省洛陽市建設路154號舉行臨時股東大會，藉以考慮並酌情通過批准持續關連交易及本公司董事王穩定先生辭任之普通決議案。

茲附奉臨時股東大會適用的代表委任表格。無論　閣下是否有意出席臨時股東大會，均務請將隨附的委任表格按印備的指示填妥，並盡早交回本公司之股份登記處香港證券登記有限公司，地址為香港中環德輔道中199號維德廣場二樓，無論如何最遲須於會議(或任何續會)指定舉行時間24小時前送達。閣下填妥並交回代表委任表格，仍可親身出席臨時股東大會，並作出投票。

9. 獨立董事委員會之意見

敬請　閣下留意(i)本通函所載之獨立董事委員會函件，該函件載有獨立董事委員會就持續關連交易向股東提供之意見；及(ii)本通函所載之德勤函件，該函件載有德勤就持續關連交易向獨立董事委員會提供之意見，以及德勤達到有關意見時所考慮之主要因素及原因。

10. 附加資料

敬請　閣下留意本通函附錄一所載之一般資料。

此致

列位股東　台照

代表
第一拖拉機股份有限公司
董事長
方剛
謹啟

二零零一年七月九日

FIRST TRACTOR COMPANY LIMITED
第一拖拉機股份有限公司
(於中華人民共和國註冊成立之股份有限公司)

敬啟者：

吾等茲提述第一拖拉機股份有限公司於二零零一年七月九日發出之通函(「本通函」)，而本函件乃本通函組成部份。除非另有說明，否則本通函所界定之用語與本函件所用者具有相同涵義。

吾等乃獨立於持續關連交易當事人之獨立非執行董事，獲董事會委任為獨立董事委員會，就更新協議、補充協議之條款及其等所述之持續關連交易，對全體股東而言是否公平合理向　閣下發表意見。

敬請　閣下留意本通函第4頁至第23頁所載之董事會函件，以及第25頁至第31頁之德勤函件，其該等函件載有更新協議、補充協議及其等所述之持續關連交易之詳情。經考慮德勤提供之意見及其等達致有關意見時所考慮之主要因素及理由後，吾等認為持續關連交易乃符合本公司及全體股東之最佳利益，且對股東而言，更新協議及補充協議之條款乃屬公平合理。因此，吾等建議獨立股東投票贊成將於臨時股東大會上提呈之普通決議案，以批准更新協議、補充協議及其等所述之持續關連交易。

此致

列位股東　台照

獨立非執行董事
鹿中民先生

獨立非執行董事
陶湘先生

獨立非執行董事
陳秀山先生

獨立非執行董事
陳志先生

獨立非執行董事
韓方明先生

謹啟

二零零一年七月九日

以下為獨立董事委員會之獨立財務顧問德勤為轉載於本文件而撰寫之函件全文。

德勤企業財務顧問有限公司

21/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111
永安中心21樓

Tel: (852) 2852 1600
Fax: (852) 2850 6791
mail@deloitte.com.hk
www.deloitte.com.hk

電話：(852)2852 1600
傳真：(852)2850 6791
mail@deloitte.com.hk
www.deloitte.com.hk

Deloitte & Touche Corporate Finance Ltd

敬啟者：

關連交易

吾等茲提述吾等獲委任就持續關連交易向獨立董事委員會提供意見。德勤企業財務顧問有限公司獲委任就更新協議、補充協議及其等所述之持續關連交易之條款對獨立股東而言是否公平合理提供意見。更新協議、補充協議及其等所述之持續關連交易之詳情載於　貴公司於二零零一年七月九日致　貴公司各股東之通函(「本通函」)內之董事會函件，本函件為本通函一部分。除非文義另有所指，本函件所用之詞語與本通函所用詞語定義相同。

於制訂吾等之推薦意見時，吾等倚賴本通函內由董事提供之資料及聲明之準確性，並假設本通函內所作或提及之一切資料及聲明於作出時均屬真實，且於本通函刊發日期仍屬真實。吾等並無理由懷疑由董事提供之資料及聲明之真確性、準確性及完整性，且獲董事通知，本通函內提供及提述之資料並無遺漏重大事實。

吾等認為已審閱足夠資料以達到知情之見，並證明可以倚賴本通函所載資料之準確性，為吾等之意見提供了合理基準。然而，吾等並無對　貴公司、中國一拖或其等各自之任何附屬公司及聯營公司之業務及狀況或未來展望進行任何深入調查。

經考慮之主要因素及理由

於達到吾等之意見時，吾等經考慮以下主要因素及理由：

持續關連交易之背景

貴公司主要業務為於中國生產及銷售履帶拖拉機及輪式農業拖拉機。 貴集團經營之業務始於一九五五年， 貴公司之控股股東及控股公司中國一拖於當年成立並經營生產農業拖拉機之業務。現時，中國一拖持有約57.32% 貴公司已發行之股本，並且是 貴公司之控股股東，根據上市規則被視為 貴公司之關連人士。

工程機械乃一間中外合資經營公司，從事生產及銷售拖拉機及工程機械之業務。建築機械乃一間中外合資經營公司，從事生產及銷售壓路機及築路機械之業務。工程機械及建築機械均為 貴公司之附屬公司。

一拖國貿乃一間於中國設立之進出口代理商。一拖國貿是中國一拖全資擁有之附屬公司，故此，根據上市規則構成 貴公司之關連人士。

於 貴公司註冊成立以待其H股於一九九七年在聯交所上市時， 貴公司及工程機械與中國一拖簽訂了若干份根據上市規則構成 貴公司之關連交易之協議。建築機械亦於一九九八年與中國一拖簽訂了一份根據上市規則構成 貴公司之關連交易之協議。由於此等協議之期限已屆滿或即將屆滿， 貴公司、工程機械及建築機械於二零零一年五月三十一日與中國一拖及其附屬公司簽訂了更新協議及補充協議，以更新及修訂原先分別於一九九七年及一九九八年簽訂之有關協議之條款。

持續關連交易之性質

持續關連交易可劃分為五個類別：(i)提供原材料、零件及組件；(ii)提供福利及後勤服務；(iii)建築及安裝工程；(iv)供應動力能源；及(v)提供進出口代理服務。

貴公司及其附屬公司一直及繼續依賴中國一拖提供原材料、零件及組件，而中國一拖亦一直依賴及繼續依賴 貴公司及其附屬公司提供原材料、零件及組件。 貴公司及其附屬公司一直依賴中國一拖提供若干福利及後勤服務。此等服務包括(但不限於)膳食服務、清潔服務、托兒服務、醫療保健服務、運動設施、倉儲服務、吊裝及運輸服務等。

此外，　貴公司亦依賴中國一拖為　貴公司處理及／或完成若干建築及安裝工程，及向　貴公司供應電力、煤氣、氧氣、供水、高温壓縮空氣、乙炔及蒸氣等動力能源。就進口原材料或部件和零件及出口　貴集團產品而言，　貴公司就預期在未來數年之進出口業務與一拖國貿簽訂了一份協議，以便一拖國貿向　貴公司提供有關服務。

據　貴公司表示，上述服務乃　貴集團正常運作所需及／或有助　貴集團業務之發展。各項持續關連交易之詳情載於本通函董事會函件中「持續關連交易」一節。

釐定費用及設定年度上限之基準

釐定持續關連交易費用之所有基準與於一九九七年及一九九八年簽訂之原協議維持不變。然而，有關持續關連交易之前次年度上限(「前次年度上限」)(此乃聯交所授出原豁免之其中一項條件)已被修訂，而經修訂之年度上限(「經修訂年度上限」)為聯交所授出新豁免之其中一項條件，此乃按　貴集團全年營業額或　貴集團經審核有形資產帳面淨值釐定之年度上限為基準。

釐定有關持續關連交易費用、前次年度上限及經修訂年度上限基準之概要載列如下：

交易	釐定費用基準	前次年度上限	經修訂年度上限
(1) 綜合服務協議一	按國家價格或如果所提供之服務沒有國家價格，則按照市價或按照不高於以上年度支付之價格(根據不高於洛陽統計局上年度宣布之洛陽消費物價指數所增加之百分率調整增加後之協議價格釐定)，以價格較低者為準	不超過　貴公司總開支之4%	不超過　貴集團營業額之4%

	交易	釐定費用基準	前次年度上限	經修訂年度上限
(2)	進出口代理協議	貴公司與一拖國貿按照特定進出口貨物協定之費用	不超過每個有關年度進口或出口產品發票值之2%	倘　貴集團營業額不超過人民幣3,000,000,000元，則不超過　貴集團營業額之1%；及倘　貴集團營業額超過人民幣3,000,000,000元，則不超過　貴集團營業額之0.8%
(3)	供貨協議一	與上述第(1)項相同	就　貴公司向中國一拖購買部件及零件而言，不超過　貴公司購買原材料及零件之全年總額之35%；及就　貴公司向中國一拖銷售有關部件及零件而言，不超過　貴公司營業額之10%	就　貴公司向中國一拖購買部件及零件而言，不超過　貴集團營業額之17%；及就　貴公司向中國一拖銷售有關部件及零件而言，不超過　貴集團營業額之10%

交易		釐定費用基準	前次年度上限	經修訂年度上限
(4)	供貨協議二	與上述第(1)項相同	不超過　貴公司有形資產淨值之3%	不超過　貴集團經審核有形資產帳面淨值之3%
(5)	綜合服務協議二	與上述第(1)項相同	向工程機械收取之價格將不超過上年收取之價格或同意增加之百份率乃相等於洛陽消費物價指數增幅	不超過　貴集團經審核有形資產帳面淨值之3%
(6)	建築安裝工程委托協議	向　貴公司收取之費用將不會高於當時第三者就提供同類服務而收取之費用(即市價)	不超過　貴公司有形資產淨值之3%，這有待上市規則第14.04(6)條允許之調整	不超過　貴集團經審核有形資產帳面淨值之3%
(7)	關於提供動能的協議	與上述第(1)項相同	不超過　貴公司總開支之7%	不超過　貴集團營業額之6%

交易		釐定費用基準	前次年度上限	經修訂年度上限
(8)	綜合服務協議三	與上述第(1)項相同	不超過　貴集團經審核有形資產帳面淨值之3%	不超過　貴集團經審核有形資產帳面淨值之3%

由於持續關連交易之費用，主要是按國家價格、洛陽市當地通賬率或市價釐定，董事認為釐定各項持續關連交易費用之基準屬公平合理，吾等同意董事之見解。

除進出口代理協議之上限外，所有上限之設定，均是參照截至二零零零年十二月三十一日止三個年度實際交易之金額作出。因此，吾等認為上述載列之經修訂年度上限乃可證明為恰當的。貴公司管理層表示，有關持續關連交易截至二零零零年十二月三十日止三個年度之總費用或金額並無超出各自之前次年度上限。就進出口代理協議而言，截至二零零零年十二月三十一日止三個年度，　貴公司沒有透過一拖國貿進口購貨及出口銷售。然而，董事預期中國即將加入世界貿易組織，　貴集團計劃於未來數年進口若干原材料、部件及零件，以及向海外市場出口　貴公司產品。鑑於　貴集團經營之業務範圍，吾等認為進出口代理協議年度上限之百分率並不顯著。

董事預期未來數年進行之持續關連交易總費用或金額將不會超過其等各自之經修訂年度上限。吾等審閱了　貴公司管理層就有關每項持續關連交易截至二零零三年十二月三十一日止三個年度之總費用或金額之初步估計。該等評估顯示在經修訂年度上限範圍內設定了若干緩衝金額。吾等認為就年度上限設定若干緩衝金額乃屬合理，因為　貴集團全年營業額會受市場狀況影響。

持續關連交易之益處

持續關連交易之進行，將使　貴公司及／或其附屬公司繼續依賴中國一拖。然而，董事相信藉着進行持續關連交易，　貴公司可從關連人士獲得較由獨立第三方提供更為優惠及可靠之服務。特別是據　貴公司表示，鑑於中國一拖之生產設施位於靠近　貴集團生產設施之所在地，　貴集團向中國一拖購買原材料、部件及零件，較向其他獨立第三方購買更有效率。根據　貴公司表示，　貴集團亦可以較低之價格，獲得由中國一拖提供之福利及後勤服務。　貴公司及／或其附屬公司與中國一拖進行其他交易亦能同樣地提高　貴集團之效率。

董事確認持續關連交易將按經公平協商達成之正常商業條款及條件進行。鑒於　貴集團在過往數年已經是以相同之方式經營，進行持續關連交易將確保　貴公司及／或其附屬公司之業務能順利運作。因此，董事認為進行持續關連交易乃符合　貴公司及／或其附屬公司之利益。按照持續關連交易之性質，吾等同意董事之見解，認為此等持續關連交易切合　貴公司業務所需，而簽訂此等交易之協議有利　貴公司之發展。

推薦意見

經考慮以上主要因素及理由後，吾等認為更新協議、補充協議及其等所述之持續關連交易符合　貴公司之利益，而持續關連交易之條款對於　貴公司獨立股東而言屬公平合理。據此，吾等主張獨立董事委員會建議獨立股東投票贊成將於臨時股東大會上提呈之普通決議案，以批准持續關連交易。

此致

第一拖拉機股份有限公司
獨立董事委員會　*台照*

代表
德勤企業財務顧問有限公司
董事總經理
謝其龍
謹啟

二零零一年七月九日

責任聲明

本通函乃根據上市規則提供有關本集團之資料。董事願就本通函所載資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所深知及所信，本通函並無遺漏任何其他事實，致使其所載任何聲明產生誤導。

權益披露

於最後可行日期，本公司董事、監事、行政總裁或彼等之聯繫人士概無擁有本公司或其任何聯營公司(定義見公開權益條例)股本中根據公開權益條例第28條須知會本公司及聯交所之權益(包括根據公開權益條例第31條或附表第一部份被視為或當作擁有之權益)或根據上市規則上市公司董事進行證券交易之規範守則須知會本公司及聯交所之權益，或本公司根據公開權益條例第29條須記錄於該條例所述之登記冊。

於最後可行日期，概無本公司董事、監事、行政總裁或彼等之配偶或十八歲以下子女獲授予或已行使任何權利，以便認購本公司或其任何聯營公司之任何股權或債務證券(定義見公開權益條例)。

董事或德勤概無在本集團任何成員自二零零零年十二月三十一日(即本集團最近期公佈的經審核財務報表結算日期)以來所買賣或租用或建議買賣或租用的任何資產中直接或間接擁有任何權益。

董事或德勤概無在於本通函刊發日期仍然生效及與本集團整體業務有重大關係的任何合約或安排中擁有重大權益。

德勤概無於本集團任何成員公司擁有任何股份，亦無任何認購或提名他人認購本集團任何成員公司證券之權利或選擇權(無論是否具法律效力)。

於最後可行日期，各董事概無與本公司或其任何附屬公司訂立或擬訂立服務合約(不包括將於一年內屆滿或除法定賠償以外無需作出賠償可於一年內終止之合約)。

主要股東

於最後可行日期，根據本公司按公開權益條例第16(1)條所存置之主要股東登記冊所載，本公司獲悉下列各方(不包括本公司董事、監事或行政總裁)持有本公司已發行股本10%或以上之權益：

股東姓名	類別	股份數量	佔股份總數百分率
中國一拖集團有限公司	國有法人股	450,000,000	57.32
香港中央結算(代理人)有限公司	H股	329,369,999	41.96

除本文所披露者外及就董事、監事及行政總裁所知，於最後可行日期，概無任何人仕直接或間接持有附有權利，在任何情況下可於本公司或其任何附屬公司股東大會上投票之任何類別股本面值10%或以上之權益。

專業資格

以下為提供本通函所載意見或建議之專業人士之資格：

名稱	專業資格
德勤	根據香港法例第333章證券條例註冊之投資顧問

同意書

德勤已以書面同意以本通函現時刊發之形式及涵義引述其名稱及轉載其函件，且迄今並無撤回其同意書。

訴訟

本公司或其任何附屬公司概無涉及任何重大訴訟或仲裁，而就各董事所知，本集團任何成員公司亦無任何尚未了結或面臨任何重大訴訟、仲裁或索償要求。

重大變動

據董事所知，本集團之財政或業務狀況自二零零零年十二月三十一日(即本集團最近期公佈之經審核財務報表之編製日期)起概無出現任何重大逆轉。

一般事項

姜國梁先生為本公司之秘書。

本公司於香港之H股登記過戶處為香港證券登記有限公司，地址為香港中環德輔道中199號維德廣場2樓。

本通函以英文本為準。

備查文件

下列文件副本可由即日起至二零零一年八月二十三日止之一般營業時間內，於香港中環環球大廈21樓李偉斌律師行之辦事處查閱：

(a) 綜合服務協議一

(b) 進出口代理協議

(c) 供貨協議一

(d) 供貨協議二

(e) 綜合服務協議二

(f) 建築安裝工程委托協議

(g) 關於提供動能的協議

(h) 綜合服務協議三

(i) 德勤於二零零一年七月九日發出之意見函，全文載於本通函第25頁至第31頁；及

(j) 上述「同意書」一節所載之同意書。

FIRST TRACTOR COMPANY LIMITED
第一拖拉機股份有限公司
(於中華人民共和國註冊成立之股份有限公司)

茲通告第一拖拉機股份有限公司(「本公司」)謹訂於二零零一年八月二十四日(星期五)上午九時正假座中華人民共和國(「中國」)河南省洛陽市建設路154號舉行臨時股東大會(「臨時股東大會」),藉以進行以下事項:

1. 審議及批准王穩定先生辭去執行董事之職務。

2. 以特別事項酌情在作出或無需作出任何修訂之情況下,通過以下決議案為本公司之普通決議案:

 「**動議**:

 (A) 批准、追認及確認更新協議(定義見二零零一年七月九日刊發之通函(「該通函」))及補充協議(定義見該通函)所述之持續關連交易(定義見該通函,副本(附件甲)已提呈臨時大會,並由大會主席簽署以資鑑別);

 (B) 批准、追認及確認更新協議及補充協議之簽署;及

(C) 授權本公司董事代表本公司(除其他事項外)簽署、執行、完成、交付或授權其他人士簽署、執行、完成及交付所有有關交件及契據，並作出其等認為與依據更新協議及補充協議實施及實行持續關連交易有關之必須、恰當或合適之所有行為、事情及事宜，以及豁免遵守或就任何更新協議及補充協議之任何條款作出及同意作出其等認為適合而性質並非重大，且符合本公司利益之修改；

承董事會命
方剛
董事長

中國・洛陽，二零零一年七月九日

本公司之註冊地址為：

中國河南省洛陽市建設路154號
郵政編號：471004
聯繫電話：86-379-4967038
傳真：86-379-4967438

附註：

一. 本公司將於二零零一年七月二十五日至二零零一年八月二十四日(首尾兩天包括在內)暫停辦理股份過戶登記手續，以確定有權出席臨時股東大會之股東名單。於二零零一年七月二十五日(星期三)名列本公司股東名冊之股東將有權出席臨時股東大會進行表決。所有H股過戶文件連同有關股票須於二零零一年七月二十四日下午四時前交回本公司之H股股份過戶登記處香港證券登記有限公司，地址為香港中環德輔道中199號維德廣場二樓後，股東方可出席會議表決。

二. 凡有權出席臨時股東大會並有權表決之股東均有權委任一位或數位人士(不論該人士是否股東)作為其股東代理人，代其出席大會並行使其表決權。如一名股東委任超過一名股東代理人，其股東代理人只能以投票方式行使其表決權。

三. 股東委托他人出席大會及行使其表決權須以書面形式委任(委任表格附後)。此等委任表格可由委托人簽署，也可由委托人之授權人簽署。如果該委托表格由委托人之授權人簽署，則委托人授權其簽署之授權書或其他有效授權文件需要經過公證。經過公證之授權書或其他有效之授權文件及代表委任表格，須在臨時股東大會舉行開始時間24小時前，交回本公司上文第一段所示之本公司H股股份過戶登記處地址，方為有效。

四. 擬出席臨時股東大會之股東應於二零零一年八月三日(星期五)或以前將擬出席會議之回條送達本公司。回條可採用來人、來函或傳真等方式送達。

五. 股東或其股東代理人須於出席臨時股東大會時出示本人身份證明文件，如由股東代理人出席，則代理人還須攜帶其委任表格。

六. 臨時股東大會會期預計不超過一天，往返及住宿費用由出席臨時股東大會之股東及其代理人自行負責。

七. 本公司註冊地址如下：—

中國河南省洛陽市建設路154號
郵政編號：471004
聯繫電話：86-379-4967038
傳真：86-379-4967438

Notes:

1. The register of members of the Company's Shares will be temporarily closed from 25th July 2001 to 24th August 2001 (both days inclusive) during which no transfer of Shares will be registered in order to determine the list of Shareholders for attending the EGM. Shareholders whose names appear on the register of members of the Company on Wednesday, 25th July 2001 will be entitled to attend and vote at the EGM. In order to be entitled to attend and vote at the meeting, all transfer of H Shares accompanied by the relevant Share Certificates must be lodged with the H Share registrar of the Company, Hong Kong Registrars Limited, at 2/F, Vicwood Plaza, No. 199 Des Voeux Road Central, Hong Kong, not later than 4:00 p.m. on 24th July 2001.

2. Each Shareholder having the rights to attend and vote at the EGM is entitled to appoint one or more proxies (whether a Shareholder or not) to attend and vote on his behalf. Should more than one proxy be appointed by one Shareholder, such proxy shall only exercise his voting rights on a poll.

3. Shareholders can appoint a proxy by an instrument in writing (i.e., by using the Proxy Form enclosed). The Proxy Form shall be signed by the person appointing the proxy or an attorney authorized by such person in writing. If the Proxy Form is signed by an attorney, the power of attorney or other documents of authorization shall be notarially certified. To be valid, the Proxy Form and the notarially certified power of attorney or other documents of authorization must be delivered to the Company's H Share registrar at the address indicated in paragraph 1 above not less than 24 hours before the time scheduled for the holding of the EGM.

4. Shareholders or proxies who intend to attend the EGM are requested to deliver the reply slip for attendance duly completed and signed to the Company in person, by post or by facsimile on or before Friday, 3rd August 2001.

5. Shareholders or their proxies shall present proofs of their identities upon attending the EGM. Should a proxy be appointed, the proxy shall also present the Proxy Form.

6. The EGM is expected to last for less than one day. The Shareholders and proxies attending the EGM shall be responsible for their own traveling and accommodation expenses.

7. The Company's registered address is as follows:-

   No. 154 Jianshe Road
   Luoyang, Henan Province
   the People's Republic of China
   Postal Code: 471004
   Telephone: 86-379-4967038
   Facsimile: 86-379-4967438

(C) the Directors be and are hereby authorized for and on behalf of the Company, among other matters, to sign, execute, perfect, deliver or to authorize signing, executing, perfecting and delivering all such documents and deeds, and to do or authorize doing all such acts, matters and things as they may in their discretion consider necessary, expedient or desirable to give effect to and implement the Ongoing Connected Transactions pursuant to the Renewal Agreements and the Supplementary Agreements, and to waive compliance from or make and agree such variations of a non-material nature to any of the terms of any of the Renewal Agreements and the Supplementary Agreements as they may in their discretion consider to be desirable and in the interest of the Company."

By Order of the Board
Fang Gang
Chairman

Luoyang, the PRC, 9th July 2001

The Company's registered address:

No. 154, Jianshe Road
Luoyang, Henan Province
The People's Republic of China
Postal Code: 471004
Telephone: 86-379-4967038
Facsimile: 86-379-4967438

FIRST TRACTOR COMPANY LIMITED
第一拖拉機股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the "EGM") of the shareholders of First Tractor Company Limited (the "Company") will be held at No. 154 Jianshe Road, Luoyang, Henan Province, the People's Republic of China on Friday, 24th August 2001 at 9:00 a.m. for the following purposes:

1. To consider and approve the resignation of Mr. Wang Wen Ding from the post of executive Director.

2. To consider as special business, and if thought fit, passing with or without amendments, the following resolutions as ordinary resolutions of the Company:

"THAT:

(A) the Ongoing Connected Transactions (as defined in the circular of the Company issued on 9th July 2001 (the "Circular"), a copy of which has been produced to the EGM marked "A" and signed by the chairman of the meeting for the purpose of identification) contemplated under the Renewal Agreements (as defined in the Circular) and the Supplementary Agreements (as defined in the Circular), be and are hereby approved, ratified and confirmed;

(B) the execution of the Renewal Agreements and the Supplementary Agreements be and are hereby approved, ratified and confirmed; and

LITIGATION

Neither the Company nor any of its subsidiaries is engaged in any litigation or arbitration of material importance and no litigation or arbitration or claim of material importance is known to the Directors to be pending or threatened by or against any member of the Group.

MATERIAL CHANGES

The Directors are not aware of any material adverse change in the financial or trading position of the Group since 31st December 2000, the date to which the latest audited financial statements of the Group were made up.

GENERAL

The secretary of the Company is Mr. Jiang Guo Liang.

The H Share transfer office of the Company in Hong Kong is Hong Kong Registrars Limited at 2nd Floor, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong.

The English text of this circular shall prevail over the Chinese text.

DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours on any week day (except public holidays) at the offices of Li & Partners, Solicitors, at 21st Floor, World Wide House, Central, Hong Kong up to and including 23rd August 2001:

(a) the Composite Services Agreement 1

(b) the Import and Export Agency Agreement

(c) the Materials Supply Agreement 1

(d) the Materials Supply Agreement 2

(e) the Composite Services Agreement 2

(f) the Projects Construction and Installation Contracting Agreement

(g) the Energy Supply Services Agreement

(h) the Composite Services Agreement 3

(i) the letter of opinion from Deloitte dated 9th July 2001, the text of which is set out on pages 25 to 31 of this circular; and

(j) the written consent referred to in the section headed "Consent" above.

SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, the register of substantial shareholders maintained pursuant to Section 16(1) of the SDI Ordinance shows that the Company has been notified of the following parties (other than a Director, supervisor or chief executive of the Company) with interests representing 10% or more of the Company's issued share capital:

Name of Shareholder	Class	Number of Shares	Percentage of total Shares
China First Tractor Group Company Limited	State-owned legal person Shares	450,000,000	57.32
The HKSCC Nominees Limited	H Shares	329,369,999	41.96

Save as disclosed herein and so far as the Directors, the supervisors and the chief executive are aware, there was no person who, as at the Latest Practicable Date, was interested directly or indirectly in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company or any of its subsidiaries.

QUALIFICATION

The following are the qualification of the experts who have given opinion or advice which are contained in this circular:

Name	Qualification
Deloitte	an investment adviser registered under the Securities Ordinance, Chapter 333 of the Laws of Hong Kong

CONSENT

Deloitte has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter and references to its name and letter in the form and context in which they appear.

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with respect to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

DISCLOSURE OF INTERESTS

As at the Latest Practicable Date, none of the Directors, supervisors, chief executive and their associates had any interests in the share capital of the Company or any of its associated corporations (within the meaning of the SDI Ordinance) which were required to be notified to the Company and the Stock Exchange pursuant to Section 28 of the SDI Ordinance (including interests which they are taken or deemed to have under Section 31 of, or Part I of the Schedule to, the SDI Ordinance) or pursuant to the Model Code for Securities Transactions by Directors of Listed Companies contained in the Listing Rules or which were required, pursuant to Section 29 of the SDI Ordinance, to be entered in the register referred to therein.

As at the Latest Practicable Date, none of the Directors, supervisors or chief executive of the Company or their spouses or children under 18 years of age were granted or had exercised any right to subscribe for any equity or debt securities of the Company or any of its associated corporations (within the meaning of the SDI Ordinance).

None of the Directors or Deloitte has any interest, direct or indirect, in any assets which have been acquired or disposed of by or leased to any member of the Group or are proposed to be acquired or disposed of by or leased to any member of the Group since 31st December 2000, the date to which the latest published audited financial statement of the Group were made up.

None of the Directors or Deloitte is materially interested in any contract or arrangement subsisting at the date of this circular which is significant in relation to the business of the Group taken as a whole.

Deloitte does not have any shareholding in any member of the Group, nor does it have any right or option (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

As at the Latest Practicable Date, none of the Directors had entered or was proposing to enter into a service contract with the Company or any of its subsidiaries (excluding contracts expiring or determinable within one year without payment of compensation other than statutory compensation).

Benefits of the Ongoing Connected Transaction

As a result of the Ongoing Connected Transactions, the Company and/or its subsidiaries will continue to place a strong reliance on China First Tractor. However, the Directors believe that the Company can obtain more favourable and reliable services from connected persons than from independent third parties by entering into the Ongoing Connected Transactions. In particular, according to the Company, as the production facilities of China First Tractor are located near the Group's production facilities, the Group is able to obtain its raw materials and parts and components more efficiently from China First Tractor compared with other independent third parties. The Group is also able to obtain lower prices from China First Tractor in respect of the provision of welfare and supporting services according to the Company. The Group similarly derives better efficiency for the other transactions entered into between the Company and/or its subsidiaries and China First Tractor.

The Directors confirmed that the Ongoing Connected Transactions will be conducted on normal commercial terms and conditions determined on an arm's length basis. The Directors consider it to be in the interest of the Company and/or its subsidiaries to engage in the Ongoing Connected Transactions, as they will ensure the smooth operation of the business of the Company and/or its subsidiaries given that the Group has operated in the same manner for a number of years. Based on the nature of the Ongoing Connected Transactions, we concur with the view of the Directors that these transactions are in line with the business of the Company and the entering into the agreements for these transactions are beneficial to the development of the Company.

RECOMMENDATION

Having considered the principal factors and reasons referred to above, we consider that the Renewal Agreements and the Supplementary Agreements and the Ongoing Connected Transactions contemplated thereunder are in the interest of the Company and the terms of the Ongoing Connected Transactions are fair and reasonable so far as the Independent Shareholders of the Company are concerned. Accordingly, we advise the Independent Board Committee to advise the Independent Shareholders to vote in favour of the ordinary resolutions to be proposed at the EGM to approve the Ongoing Connected Transactions.

Yours faithfully,
For and on behalf of
Deloitte & Touche Corporate Finance Limited
Lawrence Chia
Managing Director

	Transaction	Basis of determination of fees	Previous Annual Caps	Revised Annual Caps
(8)	Composite Services Agreement 3	Same as described in (1) above	Not exceeding 3% of the audited book value of the net tangible assets of the Group	Not exceeding 3% of the audited book value of the net tangible assets of the Group

As the fees for the Ongoing Connected Transactions are mainly determined based on State prices, the local inflation rate in Luoyang, or market prices, the Directors consider that bases of determination of the fees for each of the Ongoing Connected Transactions are fair and reasonable and we concur with the Directors' view.

We consider that the Revised Annual Caps as set out above are justifiable as all of the cap amounts, except for cap amount in respect of the Import and Export Agency Agreement, are set with reference to the amounts of the actual transactions for each of the three years ended 31st December, 2000. According to the management of the Company, the aggregate fees or amounts in respect of the Ongoing Connected Transactions have not exceeded their respective Previous Annual Caps for the three years ended 31st December, 2000. For the Import and Export Agency Agreement, there have been no imported purchases and export sales through YTOI for the three years ended 31st December, 2000. However, as the Directors anticipate that, with the upcoming admission of the PRC into the World Trade Organisation, the Group plans to import certain raw materials and parts and components and export the Company's products to overseas markets in the coming years. In view of the scope of business of the Group, we do not consider the percentages of the annual cap in respect of the Import and Export Agency Agreement as being significant.

The Directors expect that the aggregate fees or amounts in respect of the Ongoing Connected Transactions will not exceed their respective Revised Annual Caps in the next few years. We have reviewed the preliminary estimates provided by the management of the Company in respect of the aggregate fees or amounts of each of the Ongoing Connected Transactions for the three years ending 31st December, 2003. Such estimates have revealed that a certain amount of buffer has been built into the Revised Annual Caps. We consider that it is reasonable to build in a certain buffer in the annual caps as the annual turnover of the Group is subject to variation depending on market conditions.

	Transaction	Basis of determination of fees	Previous Annual Caps	Revised Annual Caps
(4)	Materials Supply Agreement 2	Same as described in (1) above	Not exceeding 3% of the net tangible assets of the Company	Not exceeding 3% of the audited book value of the net tangible assets of the Group
(5)	Composite Services Agreement 2	Same as described in (1) above	Price charged to YCMC JV shall not exceed the price charged in the immediate preceding year or be increased by an agreed percentage equal to the percentage increase in the Luoyang consumer price index	Not exceeding 3% of the audited book value of the net tangible assets of the Group
(6)	Projects Construction and Installation Contracting Agreement	Fee charged to the Company will not be higher than the fee charged by third parties for the same services at the time the fee is fixed (i.e., the market price)	Not exceeding 3% of the net tangible assets of the Company, subject to such adjustments as may be permitted by Rule 14.04(6) of the Listing Rules	Not exceeding 3% of the audited book value of the net tangible assets of the Group
(7)	Energy Supply Services Agreement	Same as described in (1) above	Not exceeding 7% of the Company's total expenses	Not exceeding 6% of the Group's turnover

	Transaction	Basis of determination of fees	Previous Annual Caps	Revised Annual Caps
(2)	Import and Export Agency Agreement	Fee to be agreed between the Company and YTOI based on the specific items of goods imported and exported	Not exceeding 2% of the invoiced value of the goods imported or exported in each relevant year	Not exceeding 1% of the Group's turnover, provided that the Group's turnover does not exceed RMB3,000,000,000; and not exceeding 0.8% of the Group's turnover if the Group's turnover exceeds RMB3,000,000,000
(3)	Materials Supply Agreement 1	Same as described in (1) above	Not exceeding 35% of the Company's annual total purchases of raw materials and components for the purchase of parts and components from China First Tractor by the Company; and not exceeding 10% of the Company's turnover for the sale of such parts and components by the Company to China First Tractor	Not exceeding 17% of the Group's turnover for the purchase of parts and components from China First Tractor by the Company; and not exceeding 10% of the Group's turnover for the sale of such parts and components by the Company to China First Tractor

In addition, the Company also relies on China First Tractor for the handling and/or completion of certain construction and installation projects for the Company and the supply of energy including electricity, gas, oxygen, water, heat compressed air, acetylene and steam, to the Company. In relation to the import of raw materials or spare parts and components and the export of the Group's products, the Company has also entered into an agreement with YTOI for the provision of such services by YTOI in anticipation of certain imports and exports in the coming years.

According to the Company, the services described above are required in the normal operation of the Group's business and/or facilitate the Group's business development. Details of each of the Ongoing Connected Transactions are set out under the section headed "Ongoing Connected Transactions" in the Letter from the Board of this circular.

Bases of determination of fees and the setting of the annual caps

The bases of determination of the fees for the Ongoing Connected Transactions have all remained unchanged from the original agreements entered into in 1997 and 1998. However, the previous annual caps ("Previous Annual Caps") in respect of the Ongoing Connected Transactions as a condition to the original waivers granted by the Stock Exchange have been revised and the revised annual caps ("Revised Annual Caps"), as a condition to the new waiver to be granted by the Stock Exchange, will be based on the Group's annual turnover or the amount of net tangible assets of the Group.

A summary of the bases of determination of the fees, the Previous Annual Caps, and the Revised Annual Caps for the relevant Ongoing Connected Transactions is set out as follows:

	Transaction	Basis of determination of fees	Previous Annual Caps	Revised Annual Caps
(1)	Composite Services Agreement 1	By reference to the State Price or if there is no applicable State Price for any such service, the market price or the agreed price which is not exceeding the price charged in the immediate preceding year increased by a percentage not exceeding a percentage equal to the percentage increase in the consumer price index for Luoyang for the immediately preceding year announced by the Statistics Bureau of Luoyang, whichever is lower	Not exceeding 4% of the total expenses of the Company	Not exceeding 4% of the Group's turnover

PRINCIPAL FACTORS AND REASONS CONSIDERED

In formulating our opinion, we have taken into consideration the following principal factors and reasons:

Background of the Ongoing Connected Transactions

The Company is principally engaged in the manufacture, distribution and sale of crawler tractors and wheeled agricultural tractors in the PRC. The Group's business began in 1955 when China First Tractor, the controlling shareholder and the holding company of the Company, was established to engage in the production of agricultural tractors. China First Tractor currently holds approximately 57.32% of the issued share capital of the Company and is the controlling shareholder of the Company and a connected person of the Company under the Listing Rules.

YCMC JV is a sino-foreign equity joint venture engaged in the manufacture and sale of tractors and construction machinery. YBM is a sino-foreign equity joint venture engaged in the manufacture and sale of road rollers and road construction machinery. Both YCMC JV and YBM are subsidiaries of the Company.

YTOI is an import and export agent in the PRC. YTOI is a wholly owned subsidiary of China First Tractor and therefore constitutes a connected person of the Company under the Listing Rules.

Since the Company was incorporated in preparation of the listing of its H Shares on the Stock Exchange in 1997, the Company and YCMC JV had entered into a number of agreements with China First Tractor which constituted connected transactions of the Company under the Listing Rules. YBM had also entered into an agreement with China First Tractor in 1998 which constituted a connected transaction of the Company under the Listing Rules. As these agreements have expired or will soon expire, the Company, YCMC JV and YBM have, on 31 May 2001, entered into the Renewal Agreements and the Supplementary Agreements with China First Tractor and its subsidiary to renew and amend the terms of the relevant agreements originally entered into in 1997 and 1998.

Nature of the Ongoing Connected Transactions

The Ongoing Connected Transactions can be divided into five categories, namely (i) provision of raw materials and parts and components, (ii) provision of welfare and supporting services, (iii) construction and installation projects, (iv) energy supply, and (v) provision of import and export agency services.

The Company and its subsidiaries have relied on and will continue to rely on China First Tractor and China First Tractor has also relied on and will continue to rely on the Company and its subsidiaries for the provision of raw materials and spare parts and components. The Company and its subsidiaries have also relied on China First Tractor for the provision of certain welfare and supporting services. These services include, but are not limited to, catering services, cleaning services, nursery services, medical care services, sport facilities, storage services and hoisting and transport services, etc.

Set out below is the text of a letter from Deloitte, the independent financial adviser to the Independent Board Committee, prepared for the purpose of incorporation in this document.

德勤企業財務顧問有限公司

21/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111
永安中心21樓

Tel: (852) 2852 1600
Fax: (852) 2850 6791
mail@deloitte.com.hk
www.deloitte.com.hk

電話：(852)2852 1600
傳真：(852)2850 6791
mail@deloitte.com.hk
www.deloitte.com.hk

Deloitte & Touche Corporate Finance Ltd

9th July 2001

To the Independent Board Committee of
First Tractor Company Limited

Dear Sirs,

CONNECTED TRANSACTIONS

We refer to our engagement to advise the Independent Board Committee in respect of the Ongoing Connected Transactions. Deloitte & Touche Corporate Finance Limited has been appointed to give an opinion as to whether the terms of the Renewal Agreements and the Supplementary Agreements and the Ongoing Connected Transactions contemplated thereunder are fair and reasonable so far as the Independent Shareholders are concerned. Details of the Renewal Agreements and the Supplementary Agreements and the Ongoing Connected Transactions contemplated thereunder are contained in the Letter from the Board of the circular (the "Circular") dated 9th July 2001 to the shareholders of the Company, of which this letter forms part. Terms used in this letter shall have the same meanings as defined in the Circular unless the context otherwise requires.

In formulating our recommendation, we have relied on the accuracy of the information and representations contained in the Circular, which have been provided by the Directors, and have assumed that all information and representations made or referred to in the Circular were true at the time they were made and continued to be true at the date of the Circular. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Directors and have been advised by the Directors that no material facts have been omitted from the information provided and referred to in the Circular.

We consider that we have reviewed sufficient information to reach an informed view and to justify reliance on the accuracy of the information contained in the Circular and to provide a reasonable basis for our opinion. We have not, however, conducted any form of in-depth investigation into the businesses and affairs or the prospects of the Company, China First Tractor or any of their respective subsidiaries and associates.

FIRST TRACTOR COMPANY LIMITED
第一拖拉機股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

9th July 2001

To the Shareholders

Dear Sir or Madam,

We refer to the circular (the "Circular") dated 9th July 2001 of First Tractor Company Limited, of which this letter forms a part. The terms used in the Circular shall have the same meanings in this letter unless the context otherwise requires.

As independent non-executive Directors who are independent of the parties to the Ongoing Connected Transactions, we have been appointed by the Board to advise you as to whether, in our opinion, the terms of the Renewal Agreements and the Supplementary Agreements and the Ongoing Connected Transactions contemplated thereunder are fair and reasonable so far as the Shareholders as a whole are concerned.

We wish to draw your attention to the letter from the Board, as set out in pages 4 to 23 of the Circular, and the letter from Deloitte, as set out on pages 25 to 31 of the Circular, both of which provide details of the Renewal Agreements, the Supplementary Agreements and the Ongoing Connected Transactions contemplated thereunder. Having considered the opinion given by Deloitte and the principal factors and reasons taken into consideration by them in arriving at their opinion, we are of the opinion that the Ongoing Connected Transactions are in the best interests of the Company and the Shareholders of the Company as a whole and the terms of the Renewal Agreements and the Supplementary Agreements are fair and reasonable as far as the Shareholders are concerned. Accordingly, we recommend the Independent Shareholders to vote in favour of the ordinary resolutions which will be proposed at the EGM to approve the Renewal Agreements, the Supplementary Agreements and the Ongoing Connected Transactions contemplated thereunder.

Yours faithfully,

Mr. Lu Zhong Min
Independent non-executive Director

Mr. Tao Xiang
Independent non-executive Director

Mr. Chan Sau Shan, Gary
Independent non-executive Director

Mr. Chen Zhi
Independent non-executive Director

Mr. Hon Fang Ming
Independent non-executive Director

8. EGM

The purpose of this circular is to provide you with information relating to the Ongoing Connected Transactions, to set out the letter of advice from Deloitte to the Independent Board Committee and the recommendation and opinion of the Independent Board Committee in respect of the Ongoing Connected Transactions, and to seek your approval at the EGM of the ordinary resolution to implement the Ongoing Connected Transactions.

You will find on pages 35 to 37of this circular a notice of the EGM to be held on Friday, 24th August 2001 at 9:00 a.m. at No. 154 Jianshe Road, Luoyang, Henan Province, the PRC for the purpose of considering and, if thought fit, passing the ordinary resolutions to approve the Ongoing Connected Transactions and the resignation of Mr. Wang Wen Ding as Director of the Company.

A form of proxy for use at the EGM is enclosed. Whether or not you intend to attend, you are requested to complete and return the accompanying form of proxy in accordance with the instructions contained therein and return it to the Company's registrar, Hong Kong Registrars Limited, situated at 2nd Floor, Vicwood Plaza, 199 Des Voeux Road Central, Central, Hong Kong as soon as possible and in any event not less than 24 hours before the time appointed for holding such meeting (or any adjourned meeting thereof). Completion and delivery of the form of proxy will not preclude you from attending and voting in person at the EGM if you so desire.

9. OPINION OF THE INDEPENDENT BOARD COMMITTEE

Your attention is drawn to (i) the letter from the Independent Board Committee set out in this circular which contains the opinion of the Independent Board Committee given to the Shareholders concerning the Ongoing Connected Transactions; and (ii) the letter from Deloitte set out in this circular which contains the opinion of Deloitte given to the Independent Board Committee in relation to the Ongoing Connected Transactions and the principal factors and reasons considered by Deloitte in arriving at its opinion.

10. ADDITIONAL INFORMATION

Your attention is drawn to the general information set out in Appendix I to this circular.

Yours faithfully,
For and on behalf of
First Tractor Company Limited
Fang Gang
Chairman

(4) The independent non-executive Directors of the Company shall review the Ongoing Connected Transactions annually, and confirm in the Company's annual report for each financial year that the Ongoing Connected Transactions have been conducted in the manner as stated in paragraph (1) above and comply with the relevant annual cap referred to in paragraph (2) above.

(5) The auditors of the Company (the "Auditors") shall review the Ongoing Connected Transactions annually and provide the Board with a letter (the "Auditors' Letter") in respect of the Ongoing Connected Transactions which took place in each of the relevant financial years. The Auditors' Letter is to be addressed to the Directors, a copy of which is to be provided by the Company to the Stock Exchange.

The Auditors' Letter must state whether or not:-

(a) the Ongoing Connected Transactions have received the approval of the Board;

(b) the Ongoing Connected Transactions are in accordance with the pricing policies as stated in the Company's financial statements;

(c) the Ongoing Connected Transactions have been entered into in accordance with the terms of the agreements governing such transactions;

(d) the value of the Ongoing Connected Transactions does not exceed the relevant annual cap referred to in paragraph (2) above.

Where, for whatever reasons, the Auditors decline to accept the engagement or are unable to provide the Company with the Auditors' Letter, the Company shall contact the Stock Exchange immediately.

(6) The Company and the connected persons (as defined in the Listing Rules) to the Ongoing Connected Transactions will undertake to provide the Company's Auditors with full access to their relevant records to the Group for the purpose of the auditors' review of the Ongoing Connected Transactions.

(7) In the event of any future amendments to the Listing Rules imposing more stringent requirements than as at the date of the granting of the waiver on transactions of the kind to which the Ongoing Connected Transactions belong, the Company must take immediate steps to ensure compliance with such requirements within reasonable time.

7. WAIVER CONDITIONS

Given the original waiver does not apply to the connected transactions contemplated under the original agreements, the Company will, subject to the Renewal Agreements and the Supplementary Agreements and the Ongoing Connected Transactions contemplated thereunder being approved by the Independent Shareholders at the EGM in which China First Tractor and its associates (as defined in the Listing Rules) will abstain from voting, apply to the Stock Exchange to grant a new waiver to the Company from compliance with the relevant ongoing disclosure requirements of the Listing Rules regarding connected transactions in respect of the Ongoing Connected Transactions contemplated under the Renewal Agreements and the Supplementary Agreements during the renewed term or the extended term (as the case may be).

The Stock Exchange has indicated that upon approval of the Renewal Agreements and the Supplementary Agreements and the Ongoing Connected Transactions contemplated thereunder by the Independent Shareholders at the EGM, a waiver will be granted to the Company from compliance with the relevant ongoing disclosure requirements of the Listing Rules regarding connected transactions in respect of the Ongoing Connected Transactions, subject, however, to the following conditions:-

(1) The Ongoing Connected Transactions will be:-

   (a) entered into in the ordinary and usual course of the business of the Company;

   (b) conducted on normal commercial or, if there is not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable than terms available to or from independent third parties as appropriate; and

   (c) in accordance with the relevant agreements on terms that are fair and reasonable so far as the Shareholders are concerned and in the interest of the company as a whole.

(2) The aggregate value of each of the Ongoing Connected Transactions contemplated under the Renewal Agreements and the Supplementary Agreements in each financial year shall not exceed the relevant cap amount respectively described above on the basis of the Group's turnover or the audited book value of the net tangible assets of the Group (as the case may be) as disclosed in the Company's latest published audited accounts or consolidated accounts.

(3) The details of the Ongoing Connected Transactions as required under Rule 14.25(1)(A) to (D) of the Listing Rules will be disclosed in the Company's annual reports.

5. REASONS FOR THE ONGOING CONNECTED TRANSACTIONS

The Renewal Agreements and the Supplementary Agreements have been entered into between the Company and/or its subsidiaries with the connected persons (as defined under the Listing Rules) for maintaining the normal operation of the Company in the manufacture of crawler and wheeled agricultural tractors, and providing such manufacturing and ancillary facilities and services which the Company may reasonably request in carrying out its business. The Directors take the view that the Renewal Agreements and the Supplementary Agreements have been entered into in the ordinary course of business of the Company, on normal commercial terms and on terms which are fair and reasonable to and are in the best interest of the Company and its Shareholders taken as a whole having regard to the circumstances in which the agreements were entered into.

6. APPROVAL BY THE INDEPENDENT SHAREHOLDERS

China First Tractor and its associates (as defined in the Listing Rules) beneficially owns approximately 57.32% of the issued share capital of the Company. YCMC JV and YBM are the subsidiaries of the Company. Accordingly, for the purpose of the Listing Rules, the transactions contemplated under the Renewal Agreements and the Supplementary Agreements constitute connected transactions to the Company and may only proceed with the approval of the Independent Shareholders.

In view of China First Tractor's interests in the transactions, the Independent Board Committee comprising Messrs. Lu Zhong Min, Tao Xiang, Chan Sau Shan, Gary, Chen Zhi and Hon Fang Ming has been appointed to give recommendation to the Independent Shareholders in this connection. Deloitte, independent of and not connected with any director, supervisor, chief executive or substantial shareholder of the Company or any of its subsidiaries or an associate (as defined in the Listing Rules) of any of them, has also been appointed as independent financial adviser to give advice to the Independent Board Committee on its recommendation to the Independent Shareholders concerning the transactions.

An ordinary resolution will be proposed to approve the transactions contemplated under the Renewal Agreements and the Supplementary Agreements at the EGM. In view of China First Tractor's interests in the transactions, China First Tractor and its associates (as defined in the Listing Rules) will abstain from voting at the EGM.

agreed that the consideration for the services that it supplies to YBM will not be higher than the consideration paid to it by other independent third parties. Based on the Company's trade records in the previous years as shown in the audited statements and in view of the Company's actual needs in its ordinary course of business, the Directors expect that in each coming year the amount of service fees charged by China First Tractor to YBM will not exceed 3% of the audited book value of the net tangible assets of the Group.

According to the management of the Company, none of the aggregate fees or amounts in respect of the respective transactions contemplated under the respective agreements as mentioned above has exceeded their respective caps permitted under the previous waiver granted by the Stock Exchange in each relevant year. It is expected that the aggregate fees or amounts in respect of these transactions will not exceed their respective caps in the future.

Conditional upon the Renewal Agreements and the Supplementary Agreements and the respective transactions contemplated thereunder being approved by the Independent Shareholders at the EGM, in which China First Tractor and its associates (as defined in the Listing Rules) will abstain from voting, the new term of the respective Renewal Agreements shall be deemed to have taken effect from 8th May 2001 to 7th May 2004 and the amended term of the respective Supplementary Agreements will be extended to expire on 7th May 2004 whilst all other terms and conditions of the respective original agreements will remain the same. An Independent Board Committee has been appointed to advise the Independent Shareholders on the terms of the Renewal Agreements and the Supplementary Agreements and the respective transactions contemplated thereunder. Deloitte has been appointed as independent financial adviser to advise the Independent Board Committee on the same.

4. CONDITIONS

The Renewal Agreements and the Supplementary Agreements shall only take effect or be deemed to have taken effect upon satisfactory fulfillment of the following conditions:—

(1) the approval of the Renewal Agreements and the Supplementary Agreements and the Ongoing Connected Transactions contemplated thereunder by the Independent Shareholders at the EGM, in which China First Tractor and its associates (as defined in the Listing Rules) will abstain from voting;

(2) the grant of a waiver by the Stock Exchange from compliance with the relevant ongoing disclosure requirements of the Listing Rules regarding connected transactions in respect of the Ongoing Connected Transactions contemplated under the Renewal Agreements and the Supplementary Agreements.

8. **The Composite Services Agreement 3.** A conditional Supplemental Agreement dated 31st May 2001 has been entered into by and between China First Tractor and YBM to amend the Composite Services Agreement 3 dated 21st September 1998 made by the same parties, pursuant to which China First Tractor and YBM have agreed to extend the term of the Composite Services Agreement 3 from 8th October 2002 to 7th May 2004, whilst other terms and conditions of the Composite Services Agreement 3 shall remain the same. Under the Composite Services Agreement 3, China First Tractor has agreed to provide, or to procure the provision of, certain welfare and supporting services, including spare parts packaging services, medical and health related services, nursery and educational services to the children of YBM's staff, and occupational training services to YBM's staff. It should be noted that the pricing in respect of welfare and supporting services contemplated under the Composite Services Agreement 3 is determined by reference to the State Price or if there is no applicable State Price for any such service, the market price or the agreed price which is not exceeding the price charged in the immediate preceding year increased by a percentage not exceeding a percentage equal to the percentage increase in the consumer price index for Luoyang (which is the official measurement of inflation in Luoyang) for the immediately preceding year announced by the Statistics Bureau of Luoyang, whichever is lower. The grant of a waiver to the Company by the Stock Exchange was made subject to the aggregate consideration in respect of the services provided not exceeding 3% of the audited book value of the net tangible assets of the Group in each relevant year. For each of the three years ended 31st December 2000, the amount of service fees charged by China First Tractor to YBM were approximately as follows:—

	For the 3 years ended 31st December 2000 (RMB'000)		
	1998	1999	2000
net tangible assets of the Group	2,358,940	2,397,453	2,226,131
amount of service fees charged by China First Tractor to YBM	517	2,513	2,285
as a percentage of the net tangible assets of the Group	0.02%	0.10%	0.10%

As indicated above, the amount of service fees charged by China First Tractor to YBM were within the cap amount, namely not exceeding 3% of the net tangible assets of the Group in the relevant year, permitted by the Stock Exchange under the previous waiver. The Directors are of the view that the Supplementary Agreement to the Composite Services Agreement 3 has been entered into in the ordinary course of business of the Company and its Shareholders taken as a whole having regard to the circumstances in which the Supplementary Agreement is entered into. China First Tractor has

As indicated above, the service fees charged by China First Tractor to the Company were within the cap amount, namely not exceeding 7% of the total amount of the Company's expenses in each relevant year, permitted by the Stock Exchange under the previous waiver. The Directors are of the view that the Supplementary Agreement to the Energy Supply Services Agreement has been entered into in the ordinary course of business of the Company on terms which are fair and reasonable to the Company and its Shareholders taken as a whole having regard to the circumstances in which the Supplementary Agreement is entered into. The percentages of the amounts of service fees charged by China First Tractor to the Company expressed by reference to the Company's total amount of annual expenses, if compared against expression of the same by reference to the Group's turnover, would have been as follows:—

	For the 3 years ended 31st December 2000 (RMB'000)		
	1998	1999	2000
amount of service fees charged by China First Tractor to the Company	68,234	65,701	52,628
annual turnover of the Group	2,703,563	2,865,137	1,997,314
as a percentage of the annual turnover of the Group	2.52%	2.29%	2.63%
by comparison with percentage expression of the amount of service fees by reference to the total amount of annual expenses of the Company	-0.47%	-0.63%	-0.74%

Given the relevance and nearness of the expressions of the amounts of service fees by reference to the amounts of the Company's annual total expenses and the Group's turnover as shown above, which is less than 1% in each of the relevant year, and in view of the Company's actual needs in its ordinary course of business, the Directors have decided to use the Group's turnover as a cap basis and expect that in each coming year the service fees in respect of energy supplies charged by China First Tractor to the Company will be slightly adjusted to not exceeding 6% of the Group's turnover.

7. **The Energy Supply Services Agreement.** A conditional Supplemental Agreement dated 31st May 2001 has been entered into by and between China First Tractor and the Company to amend the Energy Supply Services Agreement dated 6th June 1997 made by the same parties, pursuant to which China First Tractor and the Company have agreed to extend the term of the Energy Supply Services Agreement for a further 2 years, i.e., the expiry date will be extended from 7th May 2002 to 7th May 2004, whilst other terms and conditions of the Energy Supply Services Agreement shall remain the same. Under the Energy Supply Services Agreement, China First Tractor has agreed to supply the energy, including electricity, gas, oxygen, water, heat, compressed air, acetylene and steam, to the Company. It should be noted that the pricing in respect of utilities contemplated under the Energy Supply Services Agreement is determined by reference to the State Price or if there is no applicable State Price for any such service, the market price or the agreed price which is not exceeding the price charged in the immediate preceding year increased by a percentage not exceeding a percentage equal to the percentage increase in the consumer price index for Luoyang (which is the official measurement of inflation in Luoyang) for the immediately preceding year announced by the Statistics Bureau of Luoyang, whichever is lower. China First Tractor has agreed that the consideration for the services that it supplies to the Company will not be higher than the consideration paid to it by other independent third parties. The grant of a waiver to the Company by the Stock Exchange was made subject to the aggregate fees for services provided under this agreement not exceeding 7% of the Company's total expenses in each relevant year. For the three years ended 31st December 2000, the amounts of service fees charged by China First Tractor to the Company were approximately as follows:—

	For the 3 years ended 31st December 2000 (RMB'000)		
	1998	1999	2000
amount of service fees charged by China First Tractor to the Company	68,234	65,701	52,628
total amount of annual expenses of the Company	2,282,644	2,249,434	1,563,516
as a percentage of the Company's total amount of annual expenses	2.99%	2.92%	3.37%

price). The grant of a waiver to the Company has been made subject to the aggregate fees for the project, management and procurement services rendered and to be rendered not exceeding 3% of the net tangible assets of the Company, subject to such adjustments as may be permitted by Rule 14.04(6) of the Listing Rules. For the three years ended 31st December 2000, the fees for the project management and procurement services rendered were approximately as follows:—

	For the 3 years ended 31st December 2000 (RMB'000)		
	1998	1999	2000
net tangible assets of the Company	2,351,985	2,361,876	2,214,566
amount of service fees charged by China First Tractor to the Company	1,156	1,156	Nil
as a percentage of the net tangible assets of the Company	0.05%	0.05%	Nil

As indicated above, the amount of service fees charged by China First Tractor to the Company were within the cap amount, namely not exceeding 3% of the net tangible assets of the Company in each relevant year (save and except the year 2000 where the relevant projects, though completed, were still subject to inspection and satisfactory acceptance by the Company and hence no services fees have yet been paid to China First Tractor), permitted by the Stock Exchange under the previous waiver. The Directors are of the view that the Supplementary Agreement to the Projects Construction and Installation Contracting Agreement has been entered into in the ordinary course of business of the Company on terms which are fair and reasonable to the Company and its Shareholders taken as a whole having regard to the circumstances in which the Supplementary Agreement is entered into. Based on the Company's trade records in the previous years as shown in the audited statements and in view of the Company's actual needs in its ordinary course of business, the Directors expect that in each coming year the aggregate fees for the project, management and procurement services rendered and to be rendered by China First Tractor will not exceed 3% of the audited book value of the net tangible assets of the Group.

For reference purpose, the percentages of the values of the transactions made under this Composite Services Agreement 2, if expressed by reference to the net tangible assets of the Group, would have been as follows:—

	For the 3 years ended 31st December 2000 (RMB'000)		
	1998	1999	2000
net tangible assets of the Group	2,358,940	2,397,453	2,226,131
amount of service fees charged by China first Tractor to YCMC JV	5,470	5,363	6,302
as a percentage of the net tangible assets of the Group	0.23%	0.22%	0.28%

Based on the Company's trade records in the previous years as shown in the audited statements and in view of the Company's actual needs in its ordinary course of business, the Directors expect that in each coming year the annual aggregate consideration for services provided by China First Tractor to YCMC JV will not exceed 3% of the audited book value of the net tangible assets of the Group.

6. **The Projects Construction and Installation Contracting Agreement.** A conditional Supplementary Agreement dated 31st May 2001 has been entered into by and between the Company and China First Tractor to amend the Projects Construction and Installation Contracting Agreement dated 6th June 1997 made by the same parties, pursuant to which the Company and China First Tractor have agreed to extend the term of the Projects Construction and Installation Contracting Agreement for a further 2 years, i.e., the expiry date will be extended from 7th May 2002 to 7th May 2004, whilst other terms and conditions of the Projects Construction and Installation Contracting Agreement shall remain the same. Under the Projects Construction and Installation Contracting Agreement, China First Tractor has agreed to handle and/or to complete the construction and technology projects contemplated thereunder for the Company. China First Tractor has also agreed that the fee charged to the Company for the project management and procurement services rendered and to be rendered will not be higher than the fee charged by third parties for the same services at the time the fee is fixed (i.e., the market

5. **The Composite Services Agreement 2.** A conditional Renewal Agreement dated 31st May 2001 has been entered into by and between China First Tractor and YCMC JV to renew the Composite Services Agreement 2 dated 6th June 1997 made by the same parties, pursuant to which China First Tractor and YCMC JV have agreed to renew the term of the Composite Services Agreement 2 for another 3 years commencing from 8th May 2001 and expiring on 7th May 2004, whilst other terms and conditions of the Composite Services Agreement 2 shall remain the same. Under the Composite Services Agreement 2, China First Tractor has agreed to provide, or to procure the provision of, certain welfare and supporting services, including nursery service, medical care service and public order service, etc., to YCMC JV. It should be noted that the pricing in respect of welfare and supporting services contemplated under the Composite Services Agreement 2 is determined by reference to the State Price or if there is no applicable State Price for any such service, the market price or the agreed price which is not exceeding the price charged in the immediate preceding year increased by an agreed percentage not exceeding a percentage equal to the percentage increase in the consumer price index for Luoyang (which is the official measurement of inflation in Luoyang) for the immediately preceding year announced by the Statistics Bureau of Luoyang, whichever is lower. For each of the three years ended 31st December 2000, the values of the transactions made under this Composite Services Agreement 2 were approximately as follows:—

	For the 3 years ended 31st December 2000 (RMB'000)		
	1998	1999	2000
amount of service fees charged by China First Tractor to YCMC JV	5,470	5,363	6,302

As indicated above, the amounts of service fees charged by China First Tractor to YCMC JV were within the criteria prescribed by the Stock Exchange under the previous waiver, namely the consideration for services charged by China First Tractor to YCMC JV would not exceed the price charged in the immediate preceding year or be increased by an agreed percentage equal to the percentage increase in the Luoyang consumer price index. In any event, such charges will not be higher than the consideration for services provided by China First Tractor to other independent third parties who are independent of and not connected with any Director, supervisor, chief executive or substantial shareholder of the Company or any of its subsidiaries or an associate of any of them. The Directors are of the view that the Renewal Agreement in respect of the Composite Services Agreement 2 has been entered into in the ordinary course of business of the Company on terms which are fair and reasonable to the Company and its Shareholders taken as a whole having regard to the circumstances in which the Renewal Agreement is entered into.

4. **The Materials Supply Agreement 2.** A conditional Renewal Agreement dated 31st May 2001 has been entered into by and between China First Tractor and YCMC JV to renew the Materials Supply Agreement 2 dated 6th June 1997 made by the same parties, pursuant to which China First Tractor and YCMC JV have agreed to renew the term of the Materials Supply Agreement 2 for another 3 years commencing from 8th May 2001 and expiring on 7th May 2004, whilst other terms and conditions of the Materials Supply Agreement 2 shall remain the same. Under the Materials Supply Agreement 2, both China First Tractor and YCMC JV have agreed to supply each other the goods, including raw materials or spare parts and components, which they need for production of tractors. It should be noted that the pricing in respect of raw materials and components contemplated under the Materials Supply Agreement 2 is determined by reference to the State Price or if there is no applicable State Price for any such material or component, the market price or the agreed price which is not exceeding the price charged in the immediate preceding year increased by a percentage not exceeding a percentage equal to the percentage increase in the consumer price index for Luoyang (which is the official measurement of inflation in Luoyang) for the immediately preceding year announced by the Statistics Bureau of Luoyang, whichever is lower. For each of the three years ended 31st December 2000, the values of the transactions made under the Materials Supply Agreement 2 were approximately as follows:—

	For the 3 years ended 31st December 2000 (RMB'000)		
	1998	1999	2000
net tangible assets of the Company	2,351,985	2,361,876	2,214,566
amount of raw materials and components provided by China First Tractor to YCMC JV	68,436	49,056	38,280
as a percentage of the net tangible assets of the Company	2.91%	2.08%	1.73%
amount of raw materials and components provided by YCMC JV to China First Tractor	848	2,945	1,210
as a percentage of the net tangible assets of the Company	0.04%	0.12%	0.05%

As indicated above, the annual aggregate values of the transactions were within the cap amount, namely not exceeding 3% of the net tangible assets of the Company, permitted by the Stock Exchange under the previous waiver. The Directors are of the view that the Renewal Agreement in respect of the Materials Supply Agreement 2 has been entered into in the ordinary course of business of the Company on terms which are fair and reasonable to the Company and its Shareholders taken as a whole having regard to the circumstances in which the Renewal Agreement is entered into. Based on the Company's trade records in the previous years as shown in the audited statements and in view of the Company's actual needs in its ordinary course of business, the Directors expect that in each coming year the annual aggregate consideration made under this agreement will not exceed 3% of the audited book value of the net tangible assets of the Group in each relevant year.

components from China First Tractor by the Company and for the sales of raw materials and components by the Company to China First Tractor expressed by reference to the total amount of annual purchases and annual turnover of the Company, if compared against expressions of the same by reference to the Group's turnover, would have been as follows:—

	For the 3 years ended 31st December 2000 (RMB'000)		
	1998	1999	2000
amount of raw materials and components purchased from China First Tractor by the Company	292,703	243,962	140,765
annual turnover of the Group	2,703,563	2,865,137	1,997,314
as a percentage of the annual turnover of the Group	10.83%	8.51%	7.05%
by comparison with percentage expression of the values of purchases by reference to the total amount of purchases of raw materials and components by the Company	-7.31%	-9.17%	-10.24%
amount of raw materials and components sold by the Company to China First Tractor	207,866	183,963	120,385
annual turnover of the Group	2,703,563	2,865,137	1,997,314
as a percentage of the annual turnover of the Group	7.69%	6.42%	6.03%
by comparison with percentage expression of the values of sales by reference to the annual turnover of the Company	-1.02%	-1.92%	-2.56%

As indicated from the above, the amount of the annual turnover of the Group is much larger than that of the Company's. Having regard to the trade records of the Company in previous years, and in view of the Company's actual needs in its ordinary course of business, the Directors expect that in each coming year the consideration for the purchase of parts and components from China First Tractor by the Company will be adjusted to not exceeding 17% of the Group's turnover whilst the consideration for the sale of such parts and components by the Company to China First Tractor will not exceed 10% of the Group's turnover.

which is not exceeding the price charged in the immediate preceding year increased by a percentage not exceeding a percentage equal to the percentage increase in the consumer price index for Luoyang (which is the official measurement of inflation in Luoyang) for the immediately preceding year announced by the Statistics Bureau of Luoyang, whichever is lower. For each of the three years ended 31st December 2000, the values of the transactions made under the Materials Supply Agreement 1 were approximately as follows:—

	For the 3 years ended 31st December 2000 (RMB'000)		
	1998	1999	2000
amount of raw materials and components purchased from China First Tractor by the Company	292,703	243,962	140,765
amount of annual total purchases of raw materials and components by the Company	1,613,520	1,379,959	814,215
as a percentage of the total amount of annual purchases of the Company	18.14%	17.68%	17.29%
amount of raw materials and components sold by the Company to China First Tractor	207,866	183,963	120,385
annual turnover the Company	2,386,981	2,205,493	1,402,059
as a percentage of the annual turnover of the Company	8.71%	8.34%	8.59%

As indicated above, the values of the transactions were within the cap amounts permitted by the Stock Exchange under the previous waiver, namely the consideration for the purchase of parts and components from China First Tractor by the Company would not exceed 35% of the Company's annual total purchases of raw materials and components in each relevant year whilst the consideration for the sale of such parts and components by the Company to China First Tractor would not exceed 10% of the Company's turnover in each relevant year. The Directors are of the view that the Renewal Agreement in respect of the Materials Supply Agreement 1 has been entered into in the ordinary course of business of the Company on terms which are fair and reasonable to the Company and its Shareholders taken as a whole having regard to the circumstances in which the Renewal Agreement is entered into. The percentages of the values of the transactions for purchases of raw materials and

2. **The Import and Export Agency Agreement.** A conditional Renewal Agreement dated 31st May 2001 has been entered into by and between the Company and YTOI to renew the Import and Export Agency Agreement dated 6th June 1997 made by the same parties, pursuant to which the Company and YTOI have agreed to renew the term of the Import and Export Agency Agreement for another 3 years commencing from 8th May 2001 and expiring on 7th May 2004, whilst other terms and conditions of the Import and Export Agency Agreement shall remain the same. Under the Import and Export Agency Agreement, YTOI has agreed to accept the appointment of the Company to act as its agent to export the Company's products or import the goods, including raw materials or spare parts and fittings, which are required by the Company for the production of tractors. Pursuant to the waiver granted by the Stock Exchange, the fees charged by YTOI to the Company for import and export services provided should not exceed 2% of the invoiced value of the goods imported or exported in each relevant year. For the three years ended 31st December 2000, the value of the invoiced value of the goods imported or exported was zero, i.e., the Company has not paid any service fees to YTOI, given there has been no imported purchases and export sales through YTOI. Notwithstanding the aforesaid, in view of the imminence of the PRC joining the World Trade Organization and the Company's potential trade development in the international market, the Directors expect that in each coming year the fees incurred for services rendered by YTOI will not exceed 1% of the Group's turnover, provided that the Group's turnover does not exceed RMB3,000,000,000. In situation where the Group's turnover exceeds RMB3,000,000,000, the fees incurred for services rendered by YTOI will be adjusted to not exceeding 0.8% thereof, although there is no comparison figures available in respect of the proposed cap amounts above.

3. **The Materials Supply Agreement 1.** A conditional Renewal Agreement dated 31st May 2001 has been entered into by and between China First Tractor and the Company to renew the Materials Supply Agreement 1 dated 6th June 1997 made by the same parties, pursuant to which China First Tractor and the Company have agreed to renew the term of the Materials Supply Agreement 1 for another 3 years commencing from 8th May 2001 and expiring on 7th May 2004, whilst other terms and conditions of the Materials Supply Agreement 1 shall remain the same. Under the Materials Supply Agreement 1, China First Tractor and the Company have agreed to supply to each other the goods, including raw materials or spare parts and components, which they need for the production of tractors. It should be noted that the pricing in respect of raw materials and components contemplated under the Materials Supply Agreement 1 is determined by reference to the State Price or if there is no applicable State Price for any such raw material or component, the market price or the agreed price

As indicated above, the service fees charged by China First Tractor to the Company were within the cap amount, namely not exceeding 4% of the total expenses of the Company in each of the relevant years, permitted by the Stock Exchange under the previous waiver. The Directors are of the view that the Renewal Agreement in respect of the Composite Services Agreement I has been entered into in the ordinary course of business of the Company on terms which are fair and reasonable to the Company and its Shareholders taken as a whole having regard to the circumstances in which the Renewal Agreement is entered into. The percentages of the amounts of service fees charged by China First Tractor to the Company expressed by reference to the Company's total amount of annual expenses, if compared against expression of the same by reference to the Group's turnover, would have been as follows:—

	For the 3 years ended 31st December 2000 (RMB'000)		
	1998	1999	2000
amount of service fees charged by China First Tractor to the Company	58,640	49,738	49,159
annual turnover of the Group	2,703,563	2,865,137	1,997,314
as a percentage of the annual turnover of the Group	2.17%	1.74%	2.46%
by comparison with percentage expression of the amount of service fees by reference to the total amount of annual expenses of the Company	-0.40%	-0.47%	-0.68%

Given the relevance and nearness of the expression of the amounts of service fees by reference to the Company's total amount of annual expenses and the Group's turnover as shown above, which was less than 1% in each of the relevant year, and in view of the Company's actual needs in its ordinary course of business, the Directors have decided to use the Group's turnover as a cap basis and expect that in each coming year the amount of service fees charged by China First Tractor to the Company will not exceed 4% of the Group's turnover.

Upon expiry of the term of the original agreements and upon signing the Supplementary Agreements, the original waiver granted by the Stock Exchange in respect of the connected transactions contemplated thereunder has ceased to apply. In view of their relationship as described above, the transactions contemplated under the Renewal Agreements and the Supplementary Agreements constitute connected transactions under the Listing Rules and require, among others, approval of the Independent Shareholders at the EGM, in which China First Tractor and its associates (as defined in the Listing Rules) will abstain from voting.

A brief summary of the Renewal Agreements and the Supplementary Agreements is set out below:-

1. **The Composite Services Agreement 1.** A conditional Renewal Agreement dated 31st May 2001 has been entered into by and between the Company and China First Tractor to renew the Composite Services Agreement 1 dated 6th June 1997 made by the same parties, pursuant to which the Company and China First Tractor have agreed to renew the term of the Composite Services Agreement 1 for another 3 years commencing from 8th May 2001 and expiring on 7th May 2004, whilst other terms and conditions of the Composite Services Agreement 1 shall remain the same. Under the Composite Services Agreement 1, China First Tractor has agreed to provide, or to procure the provision of, certain welfare and supporting services, including but not limited to catering service, cleaning service, nursery service, medical care service, sport facilities, storage service and hoisting and transport services, etc., to the Company. It should be noted that the pricing in respect of welfare and supporting services contemplated under the Composite Services Agreement 1 is determined by reference to the State Price or if there is no applicable State Price for any such service, the market price or the agreed price which is not exceeding the price charged in the immediate preceding year increased by a percentage not exceeding a percentage equal to the percentage increase in the consumer price index for Luoyang (which is the official measurement of inflation in Luoyang) for the immediately preceding year announced by the Statistics Bureau of Luoyang, whichever is lower. For each of the three years ended 31st December 2000, the amounts of the service fees charged by China First Tractor to the Company were approximately as follows:—

	For the 3 years ended 31st December 2000 (RMB'000)		
	1998	1999	2000
amount of service fees charged by China First Tractor to the Company	58,640	49,738	49,159
total amount of annual expenses of the Company	2,282,644	2,249,434	1,563,516
as a percentage of the total amount of annual expenses of the Company	2.57%	2.21%	3.14%

(2) The import and export agency agreement dated 6th June 1997 entered into between the Company and YTOI, which expired on 7th May 2001 (the "Import and Export Agency Agreement");

(3) The materials supply agreement dated 6th June 1997 entered into between the Company and China First Tractor, which expired on 7th May 2001 (the "Materials Supply Agreement 1");

(4) The materials supply agreement dated 6th June 1997 entered into between China First Tractor and YCMC JV, which expired on 7th May 2001 (the "Materials Supply Agreement 2");

(5) The composite services agreement dated 6th June 1997 entered into between China First Tractor and YCMC JV, which expired on 7th May 2001 (the "Composite Services Agreement 2");

(6) The projects construction and installation contracting agreement dated 6th June 1997 entered into between the Company and China First Tractor, which would expire on 7th May 2002 (the "Projects Construction and Installation Contracting Agreement");

(7) The energy supply services agreement dated 6th June 1997 entered into between the Company and China First Tractor, which would expire on 7th May 2002 (the "Energy Supply Services Agreement");

(8) The composite services agreement dated 21st September 1998 entered into between China First Tractor and YBM, which would expire on 8th October 2002 (the "Composite Services Agreement 3").

The connected transactions contemplated under (i) the Composite Services Agreement 1, (ii) the Import and Export Agency Agreement, (iii) the Materials Supply Agreement 1, (iv) the Materials Supply Agreement 2, (v) the Composite Services Agreement 2, (vi) the Projects Construction and Installation Contracting Agreement, (vii) the Energy Supply Services Agreement, and (viii) the Composite Services Agreement 3, are collectively referred to as "Ongoing Connected Transactions".

3. INFORMATION ON THE RENEWAL AGREEMENTS AND THE SUPPLEMENTARY AGREEMENTS AND THE ONGOING CONNECTED TRANSACTIONS CONTEMPLATED THEREUNDER

The Company and its subsidiaries have entered into the Renewal Agreements to renew the term of five of the agreements in respect of the Ongoing Connected Transactions, and the Supplementary Agreements to extend the term of three of the agreements in respect of the Ongoing Connected Transactions.

The Company was incorporated on 8th May 1997. The H Shares of the Company was listed on the Main Board on 23rd June 1997. The Company is principally engaged in the manufacture, distribution and sale of crawler tractors of 70-120 horsepower and wheeled agricultural tractors of 15-18 horsepower in the PRC. The major raw materials and parts and components required by the Company include metallurgical products such as steel, pig iron and mechanical and other components such as engines and tyres. Substantially all of the raw materials and components used by the Company are sourced from PRC suppliers with China First Tractor being the largest supplier. The Company relies on China First Tractor for, among others, the procurement of certain parts and components such as tractor frames, tractor cabs, floor assemblies, top sheet guards, front axles, steering gears and longitudinal pull rods that are used in the manufacture of tractors.

China First Tractor is a company incorporated in the PRC with limited liability, which owns approximately 57.32% of the issued share capital of the Company and is the controlling shareholder of the Company and a connected person of the Company under the Listing Rules. YCMC JV is a sino-foreign equity joint venture, the registered capital of which is owned as to 51% by BCM (which is owned as to 90.1% by the Company) and 49% by the Company, and is therefore a subsidiary of the Company. YBM is a sino-foreign equity joint venture, the registered capital of which is owned as to 51% by BCM (which is owned as to 90.1% by the Company) and 49% by the Company, and is likewise a subsidiary of the Company. YTOI is a wholly-owned subsidiary of China First Tractor. In view of their relationship, the transactions disclosed in (a) the prospectus of the Company dated 11th June 1997, which were entered into on 6th June 1997 by and between the Company and China First Tractor, the Company and YTOI, and China First Tractor and YCMC JV, respectively, and (b) the circular of the Company dated 13th November 1998, which was entered into on 21st September 1998 by and between China First Tractor and YBM, constituted connected transactions under the Listing Rules. Given the ongoing nature of the connected transactions, the Company previously applied to the Stock Exchange in 1997 and 1998, respectively, for the grant of, and has been subsequently granted, a waiver from compliance with the relevant ongoing disclosure requirements of the Listing Rules in respect of these transactions.

2. ONGOING CONNECTED TRANSACTIONS

Out of the eight agreements regarding the connected transactions which are continuing transactions, five of which expired on 7th May 2001, two of which would expire on 7th May 2002, and one of which would expire on 8th October 2002. The eight agreements constituting connected transactions under the Listing Rules are set out below:-

(1) The composite services agreement dated 6th June 1997 entered into between China First Tractor and the Company, which expired on 7th May 2001 (the "Composite Services Agreement 1");

FIRST TRACTOR COMPANY LIMITED
第一拖拉機股份有限公司
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

Board of Directors:
FANG Gang *(Chairman)*
CHEN Li Wei
DONG Yong An
LIU Wen Ying
CUI Qi Hong
LI Teng Jiao
ZHANG Jing
WANG Wen Ding
CAO Chun Guo
LU Zhong Min*
TAO Xiang*
CHAN Sau Shan, Gary*
CHEN Zhi*
HON Fang Ming*

Registered Office:
No. 154 Jianshe Road
Luoyang
Henan Province
the PRC

* *Independent non-executive Director*

9th July 2001

To the Shareholders

CONNECTED TRANSACTIONS

1. INTRODUCTION

The Directors announced on 19th June 2001 that the Company and its subsidiaries have respectively entered into five conditional Renewal Agreements and three conditional Supplementary Agreements on 31st May 2001 with the relevant parties to renew and amend (as the case may be) the agreements made on 6th June 1997 and 21st September 1998, respectively, pursuant to which the Company and its subsidiaries and the relevant parties have conditionally agreed to renew the term of five of these agreements from 8th May 2001 to 7th May 2004, and to amend the term of three of these agreements by extending it from 7th May 2002 and 8th October 2002, respectively, to expire on 7th May 2004.

"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Supplementary Agreement(s)"	Supplementary Agreements mean the three conditional supplementary agreements extending the term of (i) the Projects Construction and Installation Contracting Agreement; (ii) the Energy Supply Services Agreement; and (iii) the Composite Services Agreement 3, to expire on 7th May 2004, subject to fulfillment of the Conditions, and Supplementary Agreement means any one of the conditional supplementary agreements mentioned above
"YBM"	Yituo (Luoyang) Building Machinery Co., Ltd. (一拖(洛陽)建築機械有限公司),a sino-foreign equity joint venture established on 29th December 1993, the registered capital of which is owned as to 51% by BCM and 49% by the Company
"YCMC JV"	Yituo (Luoyang) Construction Machinery Co., Ltd. (一拖(洛陽)工程機械有限公司) (previously known as Yituo (Luoyang) Engineering Machinery Co., Ltd. (一拖(洛陽)工程機械有限公司)), a sino-foreign equity joint venture established on 28th December 1993, the registered capital of which is owned as to 51% by BCM and 49% by the Company
"YTOI"	Yituo International Economic and Trade Company Limited (一拖國際經濟貿易有限公司), a wholly-owned subsidiary of China First Tractor

"H Shares"	overseas listed foreign shares in the ordinary share capital of the Company, with a nominal value of RMB1.00 each, which are listed on the Stock Exchange, and subscribed for and traded in Hong Kong dollars
"Independent Board Committee"	An independent committee of the Board comprising the independent non-executive Directors, namely Lu Zhong Min, Tao Xiang, Chan Sau Shan, Gary, Chen Zhi and Hon Fang Ming
"Independent Shareholders"	Shareholders other than China First Tractor and its associates
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Latest Practicable Date"	4th July 2001, being the latest practicable date prior to the printing of this circular for ascertaining information contained in this circular
"Main Board"	the main board of the Stock Exchange
"PRC"	the People's Republic of China
"Renewal Agreement(s)"	Renewal Agreements mean the five conditional renewal agreements renewing the term of (i) the Composite Services Agreement 1; (ii) the Import and Export Agency Agreement; (iii) the Materials Supply Agreement 1; (iv) the Materials Supply Agreement 2; and (v) the Composite Services Agreement 2, from 8th May 2001 to 7th May 2004, subject to fulfillment of the Conditions and Renewal Agreement means any one of the conditional renewal agreements mentioned above
"RMB" or "Renminbi"	Renminbi, the lawful currency of the PRC
"SDI Ordinance"	Securities (Disclosure of Interests) Ordinance, Cap. 396 of the Laws of Hong Kong
"Shareholder(s)"	holder(s) of Shares
"Shares"	state-owned legal person shares and H Shares
"State Price"	mandatory prices in respect of welfare and supporting services, raw materials and components, and utilities set by the central government of the PRC

In this circular, unless the context otherwise requires, the following expressions have the following meanings:—

"associates"	has the same meaning ascribed to it under the Listing Rules;
"BCM"	Brilliance China Machinery Holdings Limited, a company incorporated under the law of Bermuda and a subsidiary of the Company
"Board"	the board of directors of the Company
"China First Tractor"	China First Tractor Group Company Limited (中國一拖集團有限公司) (previously known as China First Tractor & Construction Machinery Corporation (中國第一拖拉機工程機械公司)), a PRC company with limited liability and the controlling shareholder of the Company
"Company"	First Tractor Company Limited (第一拖拉機股份有限公司), a joint stock limited company incorporated under the PRC Company Law
"Conditions"	conditions upon fulfillment of which the Renewal Agreements and the Supplementary Agreements shall take effect or be deemed to have taken effect
"Deloitte"	Deloitte & Touche Corporate Finance Limited, independent financial adviser to the Independent Board Committee and an investment adviser registered under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong)
"Director(s)"	director(s) of the Company
"EGM"	an extraordinary general meeting of the Company to be convened to approve, among others, the Renewal Agreements and the Supplementary Agreements and the transactions contemplated thereunder and the resignation of one member of the Board
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China

CONTENTS

此乃要件　請即處理

閣下如對本通函任何方面**有任何疑問或需採取行動**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

倘　閣下已出售或轉讓名下所有第一拖拉機股份有限公司股份，應立即將本通函連同隨附之委任表格交予買主或受讓人、或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主或受讓人。

FIRST TRACTOR COMPANY LIMITED
第一拖拉機股份有限公司

(於中華人民共和國註冊成立之股份有限公司)

關連交易

獨立董事委員會之獨立財務顧問

Deloitte & Touche
Corporate Finance Ltd
德勤企業財務顧問有限公司

第一拖拉機股份有限公司之董事會函件載於本通函第4頁至第23頁。

德勤函件列載向第一拖拉機股份有限公司獨立董事委員會作出之推薦意見，詳見本通函第25頁至第31頁

第一拖拉機股份有限公司謹訂於二零零一年八月二十四日星期五上午九時假座中華人民共和國河南省洛陽市建設路154號舉行臨時股東大會，會議通告載於本通函第35頁至37頁。

二零零一年七月九日

FIRST TRACTOR COMPANY LIMITED
第一拖拉機股份有限公司



2001
Interim Report

First Tractor Company Limited
154 Jianshe Road, Luoyang City, Henan Province, The People's Republic of China

The Board of Directors (the "Board") of First Tractor Company Limited (the "Company") hereby announces the unaudited consolidated interim results of the Company and its subsidiaries (collectively the "Group") for the six months ended 30 June 2001, together with the comparative figures for the corresponding period in 2000. The condensed consolidated interim financial statements are unaudited, but have been reviewed by the Company's audit committee.

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

(Prepared in accordance with Hong Kong accounting standards)

		For the six months ended 30 June	
	Notes	**2001** **(Unaudited)** *RMB'000*	**2000** **(Unaudited)** *RMB'000*
TURNOVER	2	912,170	1,027,634
Cost of sales		(795,477)	(912,456)
Gross profit		116,693	115,178
Other revenue		39,581	34,043
Selling expenses		(38,739)	(58,379)
Administrative expenses		(103,922)	(110,358)
Other operating expenses		(43,008)	(69,466)
LOSS FROM OPERATING ACTIVITIES	2, 3	(29,395)	(88,982)
Finance costs		(11,851)	(9,809)
Share of profits/(losses) of associates		15	(967)
Share of profit of a jointly-controlled entity		1,424	780
LOSS BEFORE TAX		(39,807)	(98,978)
Tax	4	(4,912)	(3,781)
LOSS BEFORE MINORITY INTERESTS		(44,719)	(102,759)
Minority interests		6,770	5,659
NET LOSS FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS		(37,949)	(97,100)
Transfers to reserves	5	[illegible]	—
Interim dividend	6	[illegible]	—
LOSS PER SHARE - BASIC	7	RMB(4.83) cents	RMB(12.37) cents

Other than the net loss from ordinary activities attributable to shareholders for the period, the Group had no recognised gains or losses. Accordingly, a condensed consolidated statement of recognised gains and losses is not presented in the condensed consolidated interim financial statements.

CONDENSED CONSOLIDATED BALANCE SHEET

(Prepared in accordance with Hong Kong accounting standards)

	Notes	As at 30 June 2001 (Unaudited) RMB'000	As at 31 December 2000 (Audited) RMB'000
NON-CURRENT ASSETS			
Fixed assets		883,416	870,381
Construction in progress		33,357	63,468
Interests in associates		14,728	14,788
Interest in a jointly-controlled entity		29,651	28,688
Long term investments		48,608	48,608
		1,009,760	1,025,933
CURRENT ASSETS			
Short term investments		109,640	109,640
Inventories		620,263	599,038
Trade and bills receivables	8	491,553	487,419
Other receivables		122,872	103,472
Cash and cash equivalents		930,914	967,285
		2,275,242	2,266,854
CURRENT LIABILITIES			
Trade and bills payables	9	431,769	403,325
Tax payable		3,115	11,007
Other payables and accruals		375,553	363,863
Interest-bearing bank and other loans		204,811	194,039
		1,015,248	972,234
NET CURRENT ASSETS		1,259,994	1,294,620
TOTAL ASSETS LESS CURRENT LIABILITIES		2,269,754	2,320,553
NON-CURRENT LIABILITIES			
Interest-bearing bank loans		19,290	24,790
Deferred tax		3,702	3,702
		22,992	28,492
Minority interests		58,580	65,930
		2,188,182	2,226,131
CAPITAL AND RESERVES			
Share capital		785,000	785,000
Reserves	11	1,403,182	1,441,131
		2,188,182	2,226,131

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

(Prepared in accordance with Hong Kong accounting standards)

	For the six months ended 30 June 2001 (Unaudited) *RMB'000*
NET CASH OUTFLOW FROM OPERATING ACTIVITIES	(9,924)
Net cash inflow from returns on investments and servicing of finance	4,968
Tax paid	(12,268)
Net cash outflow from investing activities	(78,454)
NET CASH OUTFLOW BEFORE FINANCING ACTIVITIES	(95,678)
Net cash inflow from financing activities	5,272
DECREASE IN CASH AND CASH EQUIVALENTS	(90,406)
Cash and cash equivalents at beginning of period	427,909
CASH AND CASH EQUIVALENTS AT END OF PERIOD	337,503
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS	
Cash and bank balances	328,294
Time deposits with original maturity of less than three months when acquired	9,209
	337,503



NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. Basis of Presentation and Accounting Policies

The condensed consolidated interim financial statements are prepared in accordance with Hong Kong Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim Financial Reporting", except that the comparative figures of the condensed consolidated cash flow statement have not been presented as the Company has taken advantage of the transitional provisions set out in Appendix 16 of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The accounting policies used in the preparation of these condensed consolidated interim financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2000, except that certain of the accounting policies have been changed after the adoption of the recently issued SSAP 30 "Business Combinations", which is effective for the accounting periods commencing on or after 1 January 2001.

SSAP 30 prescribes the treatment of business combinations, including how to determine the date of acquisition, the fair value of the assets and liabilities acquired, and the treatment of goodwill (negative goodwill) on acquisition. According to the transitional provisions as set out in SSAP 30, the Group has elected not to restate goodwill (negative goodwill) previously eliminated against (credited to) reserves. Therefore, goodwill arising on acquisitions prior to 1 January 2001 is held in reserves and will be charged to the profit and loss account at the time of disposal of the relevant subsidiaries or jointly-controlled entity, or at such time as the goodwill is determined to be impaired. Negative goodwill arising on acquisitions prior to 1 January 2001 is held in reserves and will be credited to the profit and loss account at the time of disposal of the relevant subsidiaries.

Any goodwill arising on acquisitions after 1 January 2001 will be capitalised and amortised over its estimated useful life. Any negative goodwill arising on acquisitions after 1 January 2001 will be presented as a deduction from assets and will be released to the profit and loss account based on an analysis of the circumstances from which the balance resulted.

2. Turnover and Segmental Information

The Group is principally engaged in the manufacture and sale of agricultural tractors and related parts and components, construction machinery, road machinery and agricultural harvesting machinery.

An analysis of the Group's turnover and contribution to the profit/(loss) from operating activities is as follows:

	Turnover		Contribution to profit/(loss) from operating activities	
	For the six months ended 30 June			
	2001 (Unaudited) *RMB'000*	2000 (Unaudited) *RMB'000*	2001 (Unaudited) *RMB'000*	2000 (Unaudited) *RMB'000*
By activity:				
Tractors operation	649,643	755,240	(45,372)	(99,321)
Road machinery operation	194,056	198,256	20,021	8,547
Construction machinery operation	39,162	65,721	(26)	2,426
Others	29,309	8,417	(4,018)	(634)
	912,170	1,027,634	(29,395)	(88,982)

The Group's turnover and contribution to profit/(loss) from operating activities for the periods were principally derived in the People's Republic of China (the "PRC").

3. Loss from Operating Activities

The Group's loss from operating activities is arrived at after charging:

	For the six months ended 30 June	
	2001 (Unaudited) *RMB'000*	2000 (Unaudited) *RMB'000*
Depreciation of fixed assets	41,860	47,160
Provision for impairment of construction in progress	—	8,000

4. Tax

	For the six months ended 30 June 2001 (Unaudited) RMB'000	2000 (Unaudited) RMB'000
The Company and subsidiaries:		
PRC income tax provided for the period	4,376	3,494
Share of tax attributable to:		
Associates	75	41
Jointly-controlled entity	461	246
Tax charge for the period	4,912	3,781

No provision for Hong Kong profits tax has been made as the Group had no assessable profits earned in or derived from Hong Kong.

The income tax provisions in respect of operations in the PRC have been calculated at the applicable tax rates on the estimated assessable profits for the period based on existing legislation, interpretations and practice in respect thereof.

Profits tax of the subsidiary operating outside the PRC is subject to the rate applicable in its jurisdiction.

There was no material unprovided deferred tax during the period or at the balance sheet date (2000: Nil).

5. Transfers to Reserves

No appropriations were made to the statutory surplus reserve and statutory public welfare fund by the Company for the six months ended 30 June 2001. Such appropriations will be made at the year end in accordance with the PRC Company Law and the Company's articles of association.

6. Interim Dividend

The Board does not recommend the payment of any interim dividend for the six months ended 30 June 2001 (2000: Nil).

7. Loss per Share

The calculation of loss per share is based on the net loss from ordinary activities attributable to shareholders for the period of RMB37,949,000 (2000: RMB97,100,000) and the weighted average of 785,000,000 shares (2000: 785,000,000 shares) in issue during the period.

No diluted loss per share is presented as the Company does not have any dilutive potential ordinary shares.

8. Trade and Bills Receivables

The Group's average credit terms granted to customers range between 30 to 90 days. The aged analysis of trade and bills receivables as at 30 June 2001 is as follows:

	As at 30 June 2001 (Unaudited) *RMB'000*	As at 31 December 2000 (Audited) *RMB'000*
Current to 90 days	279,988	263,683
91 days to 180 days	93,656	105,551
181 days to 365 days	107,030	62,926
One to two years	75,289	107,790
Over two years	158,303	133,582
	714,266	673,532
Less: Provisions for doubtful debts	(222,713)	(186,113)
	491,553	487,419

9. Trade and Bills Payables

The aged analysis of trade and bills payables as at 30 June 2001 is as follows:

	As at 30 June 2001 (Unaudited) *RMB'000*	As at 31 December 2000 (Audited) *RMB'000*
Current to 90 days	301,473	263,210
91 days to 180 days	56,334	46,563
181 days to 365 days	26,704	47,686
One to two years	19,918	24,950
Over two years	27,340	20,916
	431,769	403,325



10. Related Party Transactions

(a) The significant transactions carried out between the Group and China First Tractor Group Company Limited (the "Holding"), inclusive of subsidiaries and associates of Holding, during the period are summarised as follows:

		For the six months ended 30 June	
	Notes	**2001** **(Unaudited)** *RMB'000*	**2000** **(Unaudited)** *RMB'000*
Sales of raw materials and components	(i)	53,678	69,865
Purchases of raw materials and components	(i)	111,658	106,724
Purchases of utilities	(ii)	29,052	31,825
Fees paid for welfare and support services	(iii)	17,466	21,790
Purchases of transportation services	(iii)	1,718	5,219
Research and development expenses paid	(iv)	1,250	1,450
Fees paid for the use of land	(v)	2,500	2,500
Fees paid for the use of trademark	(vi)	1,250	1,450
Rentals paid in respect of:			
Buildings	(vii)	940	928
Plant and machinery	(vii)	2,747	2,813
Fees paid for import and export agency services	(viii)	699	—

(b) The significant transactions carried out between First Tractor Qingjiang Tractor Company Limited, a subsidiary of the Company, and its minority shareholder during the period are summarised as follows:

		For the six months ended 30 June	
	Notes	**2001 (Unaudited)** *RMB'000*	**2000 (Unaudited)** *RMB'000*
Sales of raw materials and components	(i)	681	3,417
Purchases of raw materials and components	(i)	3,177	13,950
Sales of utilities	(ii)	768	757

(i) Pursuant to the relevant agreements, the pricing in respect of the raw materials and components is determined by reference to the State price (i.e. mandatory prices set in accordance with the relevant PRC regulations, where applicable) or if there is no applicable State price for any such raw material or component, the market price or the agreed price which is not exceeding the price charged in the immediate preceding year increased by a percentage increase of certain PRC consumer price index, whichever is lower.

(ii) Pursuant to the relevant agreements, the pricing in respect of utilities is determined by reference to the State price (i.e. mandatory prices set in accordance with the relevant PRC regulations, where applicable) or if there is no applicable State price for any such service, the market price or the agreed price which is not exceeding the price charged in the immediate preceding year increased by a percentage increase of certain PRC consumer price index, whichever is lower.



(iii) Pursuant to the relevant agreements, the pricing in respect of each of the welfare and support services and transportation services is determined by reference to the State price (i.e. mandatory prices set in accordance with the relevant PRC regulations, where applicable) or if there is no applicable State price for any such services, the market price or the agreed price which is not exceeding the price charged in the immediate preceding year increased by a percentage increase of certain PRC consumer price index, whichever is lower.

(iv) Pursuant to the relevant agreements, the pricing in respect of routine research and development services per annum is calculated at 0.2% of the Company's net annual turnover.

(v) Pursuant to the relevant agreements, the annual rental for the use of land is RMB5 million subject to a further land rental adjustment announced by the relevant state land administration authorities.

(vi) Pursuant to the relevant agreements, the pricing for the use of the trademark per annum is charged at the rate of 0.2% of the Company's net annual turnover.

(vii) Pursuant to the relevant agreements, the rental of buildings and plant and machinery is charged with reference to the depreciation of relevant assets.

(viii) Pursuant to the relevant agreements, the pricing of import and export agency services fees is based on the specific items of goods imported and exported, provided that the maximum amount charged shall not exceed 2% of the invoice value of the goods under the agency services.

11. Reserves

	Share premium *RMB'000*	Statutory surplus reserve *RMB'000*	Statutory public welfare fund *RMB'000*	Reserve fund *RMB'000*	Enterprise expansion fund *RMB'000*	Accumulated losses *RMB'000*	Total *RMB'000*
At 1 January 2001	1,378,840	58,169	58,169	564	320	(54,931)	1,441,131
Net loss for the period	—	—	—	—	—	(37,949)	(37,949)
At 30 June 2001	1,378,840	58,169	58,169	564	320	(92,880)	1,403,182

12. Commitments

Commitments for capital expenditures at 30 June 2001 were as follows:

	As at 30 June 2001 (Unaudited) *RMB'000*	As at 31 December 2000 (Audited) *RMB'000*
Capital commitments in respect of plant and machinery:		
Contracted for	12,317	27,479
Authorised, but not contracted for	18,500	18,500
Capital commitments in respect of investment in a subsidiary in the PRC:		
Authorised, but not contracted for	—	15,695



13. Contingent Liabilities

The Group did not have any significant contingent liabilities at the balance sheet date.

14. Comparative Amounts

Certain comparative amounts in the Group's condensed consolidated profit and loss account of prior period have been reclassified to conform with the current period's presentation as follows:

(a) Provisions for inventories of RMB29,204,000 have been reclassified from administrative expenses to cost of sales; and

(b) Provisions for doubtful debts and provisions for impairment in construction in progress of RMB55,739,000 and RMB8,000,000 have been reclassified from administrative expenses to other operating expenses.

Such reclassifications provide a better presentation of the Group's expense items.

BUSINESS REVIEW AND OPERATION ANALYSIS

During the first half of the year 2001, the PRC government continued to implement prudent monetary policy and positive fiscal policy, which facilitated the economic development with approximately 8% growth of the national economy. However, agricultural machinery industry was adversely affected by factors including the slow increase in farmers' income, adjustment in economic structure of the agricultural sector and the reduction in traditional agricultural areas. Consequently, the sluggish market conditions continued and there was no improvement in the keen competition of the market. The production and sales of the agricultural machinery industry continued to decline dramatically during the first half of the year 2001. The sales of large and medium tractors in the market decreased by 23.42% over the same period of last year, while the sales of small tractors decreased by 28.47% over the same period of last year.

For the six months ended 30 June 2001, the Group recorded a turnover of RMB912,170,000, representing a decrease of 11.24% over the corresponding period of last year and incurred a loss of RMB37,950,000, the loss was reduced by RMB59,150,000 when compared to the corresponding period of last year. The operating results have been improved.

During the period, the Company sold 3,343 large and medium tractors, representing a decrease of 1.2% over the corresponding period of previous year, of which 2,359 are crawler tractors, representing a decrease of 27.99% over the corresponding period of previous year. The Company also sold 28,880 small tractors, representing a decrease of 28.22% over the corresponding period of previous year. Although the sales of large and medium wheeled tractors increased by 811% over the same period of last year, the sales volume was too small to compensate for the decrease in profit from principal products.

Confronting the severe market situation and keen competition, the management strengthened its control over target cost and adjustment in product mix which received obvious results: gross profit margin increased by 1.5 percentage points over the same period of previous year; the newly developed large wheeled tractors and Dongfanghong 30/40 achieved positive sales results with their good quality and capacity. Sales of these two products increased substantially over the corresponding period of last year. The export of large tractors increased significantly over the corresponding period of last year. Sales of other products including T90 industrial bulldozer, harvesting machinery, self-generated power station, and Dongfanghong-1000 increased substantially over the previous year.

During the reporting period, the sales of 50-65 horse-power medium tractors of First Tractor Qingjiang Tractor Company Limited, the Company's subsidiary, decreased by 26.4% over the same period of last year. The sales of 25-40 horse-power medium tractors of First Tractor Ningbo C.S.I. Tractor and Automobile Corp., Limited increased by 23% over the same period of last year. The sales of harvesting machinery of Yituo (Luoyang) Harvester Co., Ltd. increased by 199% over the corresponding period of last year. The turnover and profit of Zhenjiang Huachen Huatong Road Machinery Company Limited, with road machines as its principal products, increased significantly through their efforts in utilizing the benefits of infrastructure investment, adjusting product mix, developing new products and improving the operating system.

During the first half of the year 2001, the Company actively established a new reward sharing system to motivate employees' initiatives and implemented a series of effective measures in new quality management and product mix adjustment.

As a result of various measures, there was improvement in the Company's operating results as compared with the corresponding period of last year despite of the decrease in sales volume in the first half of the year.



LIQUIDITY AND FINANCIAL ANALYSIS

As at 30 June 2001, the cash and cash equivalents of the Group amounted to RMB930,910,000, representing a decline of 3.76% as compared with the end of last year.

As at 30 June 2001, short-term bank and other loans of the Group amounted to RMB204,810,000, representing an increase of 5.55% as compared with the end of last year. Long-term bank loans of the Group amounted to RMB19,290,000, representing a decrease of 22.18% from the end of last year.

As at 30 June 2001, the Group's trade and bills receivables amounted to RMB491,550,000, representing an increase of 0.85% over the end of last year. The Company adjusted the past sales and marketing strategies in the first half of 2001. The original delivery subsidy scheme has been changed to various rebate policies after considering different settlement methods by customers and such rebates are directly deducted from the selling prices. The Company also set up a team which is specially responsible for the recovery of trade receivables for the previous years. Doubtful debts will be reorganised to ensure the recoverability of such debts and therefore minimise the loss.

Gearing ratio (total liabilities / total assets x 100%) of the Group as at 30 June 2001 was 33.39% representing a slight increase of 1% over the end of last year. Debt equity ratio (total liabilities / shareholders' equity x 100%) was 50.12%, representing an increase of 2.20% over the end of last year.

CURRENCY EXCHANGE RISK

Principal operating activities of the Company and its subsidiaries were mainly conducted in the PRC and capital income and expenditures were mainly made in Renminbi or Hong Kong dollars. Cash balances of the Group were usually placed in the financial institutions as short-term deposits. The banking facilities of the Group were granted in Renminbi which could be repaid by income denominated in Renminbi. The only debt in foreign currency was the payment of dividends to the holders of H shares. Accordingly, the Group did not incur any risk in relation to foreign currencies.

PLEDGE OF ASSETS

At 30 June 2001, certain of the Group's building and machinery with a net book value of approximately RMB51,280,000 were pledged to secure certain loans granted to the Group.

PROSPECT

In the second half of the year 2001, the national economy will continue to develop steadily and the State will intensify its investment in agricultural infrastructure. However, the declining trend of agricultural machinery industry will not change obviously. The growth in farmers' income will still be slow. Their demands for agricultural machinery will be weak. The effective demand will be insufficient. The State will continue to implement policies of "Three Withdrawals and Three Returns", protecting ecological environment and adjusting the structure of agricultural products. All these will have adverse effects on the principal products of the Company and the Company's operating conditions will deteriorate. However, further adjustments in the structure of agricultural sector, the development of appropriate scale of operation for agriculture, the implementation of environmental protection projects, construction of small towns, implementation of the grand development strategy of Western Region and other large-scale infrastructure construction projects including transferring water from the South to the North, electricity from the West to the East, natural gas from the West to the East, railway from Qinghai to Tibet and five highways construction projects linking northern and southern regions and seven projects linking eastern and western regions carried out by the State will provide potential market prospect and opportunities for the Company's tractor versions and construction machinery. Facing the above-mentioned challenges as well as opportunities, the Company will adopt the following measures to improve the operation:

1. Continue to strengthen the development of tractor products to consolidate the position of tractor products as the foundation of the Company's economic development:

   (1) To explore the full potential of crawler tractor versions, intensify the development of its extended products, satisfy the demand of developing small cities and towns, fulfill the requirement of connecting the road of poor counties with national and provincial road and reduce the pressure on the Company's effectiveness due to decrease in sale of crawler tractors.

   (2) To refine the market segmentation, improve the capacity of 30/40 wheeled tractor and satisfy the increasing demand for this line of products as a result of the adjustment in the economic structure of the agricultural sector and development of appropriate scale of operation for agriculture.



(3) To improve product reliability of large wheeled tractors, satisfy both local and overseas market demand and focus on developing high and low class product in the 80-120 horse-power wheeled tractor series in order to satisfy the demands of various customers. It is expected that there will be comparatively significant increase in the sales of extended products of large wheeled tractors.

(4) To improve the functions of the existing agricultural machinery, stabilize its quality, utilize the opportunities brought by the State and local government's policy of increasing farmer's income and improving the environment and intensify the development of tractor's auxiliary agricultural machinery as a new foundation of growth for the Company's economic development.

2. To improve the technological component and technical aspect of construction machinery, maintain the competitive advantage of road machinery such as road roller and paver, intensify technological development, explore products with market potential such as road maintenance machinery.

3. To improve management skills and internal operating environment, continuously carry out management innovation, improve the effectiveness of quality system, strengthen cost management, effectively control purchasing cost, promote strategic purchase and ensure the realization of cost target.

4. To promote internal corporate reform on the basis of the diagnosis and plans proposed by A.T. Kearney Co. Ltd., facilitate the adjustment in corporate structure and integration of business and resources and improve the competitiveness of the corporation.

The Board believes that the Company will be on a positive development path after adjusting product mix, rationalising human resources, improving internal management, minimizing the effect of external unfavourable factors on the Company and preventing further decline in the effectiveness.

APPLICATION OF THE PROCEEDS FROM THE H SHARES ISSUE

The Company raised approximately RMB1,615,500,000 (approximately HK$1,507,500,000) by the issue of 335,000,000 new H shares (the "Shares") under the initial public offering of the Company's H Shares listed on the Stock Exchange on 23 June 1997 and two subsequent partial exercises of over-allotment option.

The proceeds from the H Shares issue were used in accordance with the Prospectus as follows:

- as to approximately RMB87,900,000 for payment of new issue expenses;
- as to approximately RMB274,700,000 for the acquisition of shares in Brilliance China Machinery Holdings Limited, Shanghai Qiangnong (Group) Company Limited and First Tractor Ningbo C.S.I. Tractor & Automobile Corp., Ltd. as well as investment in First Tractor Qingjiang Tractor Company Limited, First Tractor Shenyang Tractor Company Limited, Yituo (Luoyang) Harvester Co., Ltd. and Yituo (Luoyang) Construction Machinery Co., Ltd.;
- as to approximately RMB271,630,000 for the acquisition of fixed assets and additional construction in progress (for production lines of 100-120 horse-power wheeled tractors and 100-120 horse-power crawler tractors and large pressure die-casting lines and other technological improvement projects);
- as to approximately RMB305,900,000 for the repayment of bank loans and approximately RMB102,000,000 for the repayment of a debt owing to Holding; and
- as to the balance for the Company's additional general working capital.

SHARES HELD BY DIRECTORS AND SUPERVISORS

None of the directors, supervisors or members of the senior management of the Company or their connected persons had any interest in the shares or debentures of the Company or any associated corporations during the period.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S SHARES

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the shares of the Company during the six months ended 30 June 2001.



DISCLOSURE OF SIGNIFICANT EVENTS

1. On 31 May 2001, the Company, its subsidiaries and other relevant parties have entered into five conditional renewal agreements and three conditional supplementary agreements to renew and amend the agreements entered into on 6 June 1997 and 21 September 1998, respectively. Pursuant to such agreements, the Company, its subsidiaries and the relevant parties have agreed conditionally to extend the expiry date of the five agreements from 8 May 2001 to 7 May 2004, to amend the terms of the three agreements by extending its expiry date from 7 May 2002 and 8 October 2002 to 7 May 2004.

   The Board is of the view that the renewed agreements and the supplementary agreements described above were entered into during daily operations and on normal commercial terms which were fair and reasonable to the Company and its shareholders taken as a whole. The Company will set up a special independent board committee, which will provide advice to the independent shareholders on the renewed agreements and supplementary agreements and their respective transactions described above. The Company has appointed Deloitte & Touche Corporate Finance Limited as the independent financial adviser to provide opinions for the independent board committee with regards to the above agreements.

   Pursuant to the Listing Rules, the above renewed agreements and the supplementary agreements constitute connected transactions and were approved at the extraordinary general meeting held on 24 August 2001.

2. On 26 April 2001, Mr. Wang Wending requested to resign from his post as the Company's director. The Board has accepted Mr. Wang's request and was approved at the extraordinary general meeting held on 24 August 2001.

3. On 22 May 2001, the Company contributed RMB15,695,000 to increase its investment in Yituo (Luoyang) Harvester Co., Ltd., a subsidiary of the Company. After the capital contribution, the equity interest of the Company in such company increased from 90% to 93.43%.

CHANGES IN SHAREHOLDERS AND SHARE CAPITAL STRUCTURE

Share capital structure

As at 30 June 2001, the Company issued a total of 785,000,000 shares. Its share capital structure is as follows:

Class of shares	Number of shares	Percentage (%)
(1) Non-circulating state-owned legal person shares	450,000,000	57.32
(2) Circulating and listed on the Stock Exchange (H shares)	335,000,000	42.68
Total	785,000,000	100.00

SHARES HELD BY SUBSTANTIAL SHAREHOLDERS

As at 30 June 2001, the register of shareholders maintained under section 16(1) of the Hong Kong Securities (Disclosure of Interests) Ordinance (Chapter 396) ("SDI Ordinance") recorded the following shareholders holding 10% or more of the Company's issued shares:

Name of Shareholders	Class of shares	Number of shares held	Percentage to total share capital
China First Tractor Group Company Limited	State-owned legal person shares	450,000,000	57.32
The HKSCC Nominees Limited	H shares	329,377,999	41.96

Save as disclosed herein, the Board is not aware of any persons directly or indirectly interested in 10% or more in the shares of the Company as recorded in the register required to be kept under section 16(1) of the SDI Ordinance.

UNIFIED INCOME TAX POLICY

For the six months ended 30 June 2001, the income tax rate applicable to the Company is 33% of the assessable profit.

DESIGNATED DEPOSITS

All deposits of the Company were placed in the PRC state-owned banks and their branches and the Company had no deposits with any non-banking financial institutions. In June 2001, the Company granted a loan of RMB100 million to Yituo (Luoyang) Building Machinery Co., Ltd., a subsidiary of the Company. However, in accordance with the requirement of prohibition of inter-company loans in the PRC, certain banks have been appointed to handle the loan matter. Such amount has been eliminated upon the preparation of the Group's condensed consolidated balance sheet. Save as aforesaid, all deposits of the Company were not in the form of designated deposits with the banks and there were no unrecovered fixed deposits upon maturity.

MATERIAL LITIGATION

During the period, the Company did not involve in any material litigation or arbitration of any material importance.

STAFF QUARTER

As all staff quarters are retained by the Holding, the Company does not have any quarters to be sold to its staff. According to the existing arrangements, the Company's staff will be responsible for the expenses of purchasing the staff quarters (including quarters retained by the controlling shareholders).

STAFF, REMUNERATION AND TRAINING

As at 30 June 2001, there was a total of 15,641 staff in the Company. Remuneration totalled RMB64,360,000 were the total emoluments of the staff during the reporting period.

During the reporting period, the Company strengthened the staff's internal exchange and vocational training. 3,369 staff of the Company participated in over 20 hours systematic training so as to further enhance their technical and vocational skills.

CODE OF BEST PRACTICE

In the opinion of the Board, the Company has complied with the Code of Best Practice as set out in Appendix 14 to the Listing Rules throughout the period ended 30 June 2001.

By Order of the Board

Chairman

Luoyang, Henan Province, the PRC
24 August 2001

第一拖拉機股份有限公司(「本公司」)董事會(「董事會」)茲宣佈本公司及其附屬公司(統稱「本集團」)截至二零零一年六月三十日止六個月未經審核綜合中期業績，連同二零零零年同期比較數字。本簡明綜合中期業績未經審核，但經本公司審核委員會審閱。

簡明綜合損益表

(按香港會計準則編製)

	附註	截至六月三十日止六個月 二零零一年 (未經審核) 人民幣千元	 二零零零年 (未經審核) 人民幣千元
營業額	2	912,170	1,027,634
銷售成本		(795,477)	(912,456)
毛利		116,693	115,178
其他收入		39,581	34,043
銷售費用		(38,739)	(58,379)
管理費用		(103,922)	(110,358)
其他經營費用		(43,008)	(69,466)
經營業務虧損	2,3	(29,395)	(88,982)
財務費用		(11,851)	(9,809)
應佔聯營公司溢利／(虧損)		15	(967)
應佔聯合控制企業溢利		1,424	780
除税前虧損		(39,807)	(98,978)
税項	4	(4,912)	(3,781)
未計少數股東權益前虧損		(44,719)	(102,759)
少數股東權益		6,770	5,659
股東應佔日常業務淨虧損		(37,949)	(97,100)
撥往儲備	5	—	—
中期股息	6	—	—
每股虧損－基本	7	人民幣(4.83)分	人民幣(12.37)分

除期內股東應佔日常業務淨虧損外，本集團並無任何經確認收益或虧損。因此，簡明綜合確認損益表並未於簡明綜合中期財務報表中披露。

簡明綜合資產負債表
（按香港會計準則編製）

	附註	二零零一年六月三十日（未經審核）人民幣千元	二零零零年十二月三十一日（經審核）人民幣千元
非流動資產			
固定資產		883,416	870,381
在建工程		33,357	63,468
聯營公司權益		14,728	14,788
聯合控制企業權益		29,651	28,688
長期投資		48,608	48,608
		1,009,760	1,025,933
流動資產			
短期投資		109,640	109,640
存貨		620,263	599,038
應收帳款及應收票據	8	491,553	487,419
其他應收款		122,872	103,472
現金及現金等價物		930,914	967,285
		2,275,242	2,266,854
流動負債			
應付帳款及應付票據	9	431,769	403,325
應交稅金		3,115	11,007
其他應付款及應計負債		375,553	363,863
附帶利息之銀行和其他貸款		204,811	194,039
		1,015,248	972,234
淨流動資產		1,259,994	1,294,620
資產總額減流動負債		2,269,754	2,320,553
非流動負債			
附帶利息之銀行貸款		19,290	24,790
遞延稅項		3,702	3,702
		22,992	28,492
少數股東權益		58,580	65,930
		2,188,182	2,226,131
股本及儲備			
股本		785,000	785,000
儲備	11	1,403,182	1,441,131
		2,188,182	2,226,131

簡明綜合現金流量表
（按香港會計準則編製）

	截至二零零一年六月三十日止六個月（未經審核） *人民幣千元*
經營業務之淨現金流出	(9,924)
投資回報及籌資費用之淨現金流入	4,968
支付稅項	(12,268)
投資活動之淨現金流出	(78,454)
籌資活動前之淨現金流出	(95,678)
籌資活動之淨現金流入	5,272
現金及現金等價物之減少	(90,406)
期初之現金及現金等價物	427,909
期末之現金及現金等價物	337,503
現金及現金等價物之餘額分析	
現金及銀行存款	328,294
存款期少於三個月的定期存款	9,209
	337,503



簡明綜合中期財務報表附註

1. 呈列基準和會計政策

本簡明綜合中期財務報表是根據《香港會計實務準則》(「會計準則」)第25號「中期財務報告」的規定而編製，惟本公司按照香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)附錄16所載的暫行規定而毋須在簡明綜合現金流量表中呈列比較數字。

編製本簡明綜合中期財務報表時所採用的會計政策與截至二零零零年十二月三十一日止年度全年財務報表所採用者一致，惟因採納最近頒佈自二零零一年一月一日或之後的會計期間生效的會計準則第30號「業務合併」，若干會計政策已作變動。

會計準則第30號訂明業務合併的處理，包括如何釐定收購日期、收購的資產及負債的公平價值及收購時的商譽(負商譽)處理。根據會計準則第30號列載的暫行規定，本集團已選擇不重列以前將商譽(負商譽)減(加)進儲備的數額。因此，二零零一年一月一日前因收購事項而產生的商譽列入儲備，並於出售有關附屬公司或聯合控制企業時或於決定將商譽減值時列入損益帳。二零零一年一月一日前因收購事項而產生的負商譽列入儲備，並於出售有關附屬公司時計入損益帳。

二零零一年一月一日後因收購事項而產生的任何商譽將作資本化，並按估計使用年期攤銷。二零零一年一月一日後因收購事項而產生的任何負商譽將呈列為資產的減少，並將按產生結餘之狀況分析轉撥至損益帳。

2. 營業額及分類資料

本集團主要從事製造及銷售農業拖拉機及有關零部件、工程機械、路面機械和農業收穫機械。

本集團之營業額及經營業務溢利／(虧損)貢獻分析如下：

	營業額		經營業務溢利／(虧損)貢獻	
	截至六月三十日止六個月			
	二零零一年 (未經審核) *人民幣千元*	二零零零年 (未經審核) *人民幣千元*	二零零一年 (未經審核) *人民幣千元*	二零零零年 (未經審核) *人民幣千元*
按業務劃分：				
拖拉機業務	649,643	755,240	(45,372)	(99,321)
路面機械業務	194,056	198,256	20,021	8,547
工程機械業務	39,162	65,721	(26)	2,426
其他	29,309	8,417	(4,018)	(634)
	912,170	1,027,634	(29,395)	(88,982)

本集團期內之營業額及經營業務溢利／(虧損)貢獻主要來自中華人民共和國(「中國」)。

3. 經營業務虧損

本集團經營業務虧損已扣除下列各項：

	截至六月三十日止六個月	
	二零零一年 (未經審核) *人民幣千元*	二零零零年 (未經審核) *人民幣千元*
固定資產折舊	41,860	47,160
在建工程減值撥備	—	8,000

4. 稅項

	截至六月三十日止六個月	
	二零零一年	二零零零年
	(未經審核)	(未經審核)
	人民幣千元	*人民幣千元*
本公司及附屬公司：		
期內之中國所得稅	4,376	3,494
應佔稅項：		
聯營公司	75	41
聯合控制企業	461	246
期內稅務支出	4,912	3,781

由於本集團並無於香港賺取或源自香港之應課稅溢利，故並無就香港所得稅作出撥備。

就中國業務作出之所得稅撥備是根據現行法規、詮釋和慣例而釐定之期內應課稅溢利按適用稅率計算。

於中國境外經營之附屬公司須按適用於有關司法權區之稅率繳交所得稅。

於期內或於結算日，本公司並無任何重大未撥備遞延稅項(二零零零年：無)。

5. 撥往儲備

截至二零零一年六月三十日止六個月期間，本公司未有提取法定盈餘公積或法定公益金。有關提取將會在年底時按中國公司法和本公司章程進行。

6. 中期股息

董事會建議就截至二零零一年六月三十日止六個月期間不派發任何中期股息(二零零零年：無)。

7. 每股虧損

每股虧損乃根據期內股東應佔日常業務淨虧損人民幣37,949,000元(二零零零年：人民幣97,100,000元)及期內已發行股份之加權平均數785,000,000股(二零零零年：785,000,000股)計算。

由於本公司並無任何潛在攤薄普通股，故此並無呈列每股攤薄虧損。

8. 應收帳款及應收票據

本集團給予客戶的平均貨款期限為30至90天之間，於二零零一年六月三十日之應收帳款及應收票據之帳齡分析如下：

	二零零一年六月三十日（未經審核） *人民幣千元*	二零零零年十二月三十一日（經審核） *人民幣千元*
即期至90天	279,988	263,683
91天至180天	93,656	105,551
181至365天	107,030	62,926
一至二年	75,289	107,790
二年以上	158,303	133,582
	714,266	673,532
減：壞帳撥備	(222,713)	(186,113)
	491,553	487,419

9. 應付帳款及應付票據

於二零零一年六月三十日，應付帳款及應付票據之帳齡分析如下：

	二零零一年六月三十日（未經審核） *人民幣千元*	二零零零年十二月三十一日（經審核） *人民幣千元*
即期至90天	301,473	263,210
91天至180天	56,334	46,563
181至365天	26,704	47,686
一至二年	19,918	24,950
二年以上	27,340	20,916
	431,769	403,325



10. 關連人士交易

(a) 期內，本集團與中國一拖集團有限公司(「控股公司」)，包括控股公司之附屬公司及聯營公司之重大交易概括如下：

	附註	截至六月三十日止六個月 二零零一年 (未經審核) *人民幣千元*	二零零零年 (未經審核) *人民幣千元*
銷售原材料及零部件	(i)	53,678	69,865
購買原材料及零部件	(i)	111,658	106,724
支付動力費	(ii)	29,052	31,825
支付福利及後勤服務費	(iii)	17,466	21,790
支付運輸費	(iii)	1,718	5,219
支付研究及開發費用	(iv)	1,250	1,450
支付土地租金	(v)	2,500	2,500
支付商標費	(vi)	1,250	1,450
支付租金：			
建築物	(vii)	940	928
機器及設備	(vii)	2,747	2,813
支付進出口代理服務費	(viii)	699	—

(b) 期內一拖清江拖拉機有限公司，一家本公司之附屬公司，與其少數股東之重大交易概括如下：

	附註	截至六月三十日止六個月 二零零一年 (未經審核) *人民幣千元*	二零零零年 (未經審核) *人民幣千元*
銷售原材料及零部件	(i)	681	3,417
購買原材料及零部件	(i)	3,177	13,950
收取動力費	(ii)	768	757

(i) 根據有關協議，原材料及零部件之價格，在適用之情況下乃參考國家定價(即根據中國有關規定之指定價格)釐定，如該等原材料或零部件並無國家定價，則為市價或協定價格兩者之較低者，而協定價不得超過上一年價格再加上若干中國消費物價指數所增加百分率之數額。

(ii) 根據有關協議，動力之價格，在適用之情況下乃參考國家定價(即根據中國有關規定之指定價格)釐定，如該等服務並無國家定價，則為市價或協定價格兩者之較低者，而協定價不得超過上一年價格再加上若干中國消費物價指數所增加百分率之數額。


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(iii) 根據有關協議，福利及後勤服務與運輸服務之價格，在適用之情況下乃參考國家定價（即根據中國有關規定之指定價格）釐定，如該等服務並無國家定價，則為市價或協定價格兩者之較低者，而協定價不得超過上一年價格再加上若干中國消費物價指數所增加百分率之數額。

(iv) 根據有關協議，日常研究及開發服務之全年定價乃根據本公司全年營業淨額之0.2%計算。

(v) 根據有關協議，使用土地之全年租金為人民幣5,000,000元，除非有關之國有土地管理局宣佈調整土地租金。

(vi) 根據有關協議，商標之全年使用價格按本公司全年營業淨額之0.2%計算。

(vii) 根據有關協議，建築物及機器設備之租賃價格根據相關資產之折舊計算。

(viii) 根據有關協議，進出口代理服務費之價格，乃按照各特定之進出口貨物釐定，惟支付的最高金額不得超過代理服務商品之發票值之2%。

11. 儲備

	資本公積	法定盈餘公積	法定公益金	儲備基金	企業發展基金	累積虧損	合計
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*
於2001年1月1日	1,378,840	58,169	58,169	564	320	(54,931)	1,441,131
期內淨虧損	—	—	—	—	—	(37,949)	(37,949)
於2001年6月30日	1,378,840	58,169	58,169	564	320	(92,880)	1,403,182

12. 承擔

於二零零一年六月三十日資本承擔之支出如下：

	二零零一年六月三十日（未經審核）	二零零零年十二月三十一日（經審核）
	人民幣千元	*人民幣千元*
機器及設備之資本承擔：		
已簽約	12,317	27,479
已批准但尚未簽約	18,500	18,500
投資在一間於中國的附屬公司之資本承擔：		
已批准但尚未簽約	—	15,695



13. 或然負債

於結算日，本集團並無任何重大或然負債。

14. 比較金額

本集團上期之簡明綜合損益表中若干比較金額已作重新分類，使其與本期之呈列方式一致如下：

(a) 為數人民幣29,204,000元之存貨撥備已由管理費用重新分類為銷售成本；及

(b) 為數分別為人民幣55,739,000元及人民幣8,000,000元之壞帳撥備及在建工程減值撥備已由管理費用重新分類為其他經營費用。

該等重新分類能夠較佳地列示本集團之開支項目。

業績回顧與經營分析

二零零一年上半年，中國政府繼續實行穩健的貨幣政策和積極的財政政策，促進了經濟的發展，國民經濟增長約8%；但農機行業受農民收入增長緩慢、農村經濟結構調整、傳統農業作物面積減少等因素的影響，市場持續低迷，競爭激烈的局面沒有改善，使上半年農機行業產銷量繼續出現較大幅度下滑。行業大中拖比去年同期下降23.42%，小拖比去年同期下降28.47%。

截至二零零一年六月三十日，本集團共實現營業額人民幣91,217萬元，較去年同期減少11.24%，發生虧損人民幣3,795萬元，較去年同期減虧人民幣5,915萬元，經營局面有所改善。

期內，本公司大中型拖拉機銷售3,343台，較去年同期相比減少1.2%，其中履拖銷售2,359台，較去年同期相比減少27.99%，小拖銷售28,880台，較去年同期減少28.22%。雖然大中型輪拖銷量較去年同期比增長811%，但由於絕對數量較少，仍未能彌補主導產品利潤的下滑。

面對嚴峻的市場形勢和激烈的市場競爭，管理層進一步強化目標成本控制，加大產品結構調整力度，收到了明顯的成效：綜合毛利率較去年同期上升了1.5個百分點；新開發的大輪拖及東方紅30/40型輪拖通過上能力、上質量，銷售勢頭良好，銷售量均較去年同期有較大的增長。大輪拖出口同比增長強勁。T90型工業推土機、收穫機械、自行電站、東方紅一1000等產品，均比去年有顯著的增長。

報告期內，附屬公司一拖清江拖拉機有限公司的50-65馬力中拖銷量較同期下降26.4%；一拖寧波中策拖拉機汽車有限公司的25-40馬力中拖銷量較同期增長23%；一拖(洛陽)收穫機械有限公司收穫機械銷量同比增長199%；以路面機械為主導產品的鎮江華晨華通路面機械有限公司憑藉基本建設投資的拉動，通過適時調整產品結構、加大新產品開發力度、轉換經營機制，營業額及利潤均有較大增幅。

二零零一年上半年，公司積極探索和建立薪酬分配制度，調動職工積極性；在探索和嘗試質量管理新途徑、加快產品結構調整等方面也開展了很多卓有成效的工作。

通過一系列措施，公司在上半年實物銷量下降的情況下經營業績較去年同期有所改善。



資金流動性及財務分析

於二零零一年六月三十日，本集團現金及現金等價物為人民幣93,091萬元，較去年年末下降了3.76%。

於二零零一年六月三十日，本集團短期銀行和其他貸款為人民幣20,481萬元，較去年年末上升了5.55%。本集團長期銀行貸款為人民幣1,929萬元，較去年年末下降了22.18%。

於二零零一年六月三十日，本集團應收帳款及應收票據為人民幣49,155萬元，較去年年末上升了0.85%。二零零一年上半年本公司調整了以往的營銷策略，由原來的補貼運費改為按回款方式不同享受不同的優惠，並直接在售價中下浮；同時公司針對以前年度所欠貨款專門組織了「清欠小組」負責以前年度欠款的回收；對於回收確有困難的實行債務重組，以確保部份資金能夠回籠，盡可能減少損失。

本集團於二零零一年六月三十日，資產負債率(負債總額／資產總額×100%)為33.39%，較去年年末僅上升了1%。債權比率(負債總額／股東權益×100%)為50.12%較去年年末上升了2.20%。

貨幣匯兑風險

本公司及附屬公司的主要業務仍在國內，資金收入及支出以人民幣或港幣為主。本集團之現金通常存於國內金融機構作為短期存款。本集團銀行貸款均以人民幣幣值借出，並可用人民幣收入來償還。本集團唯一外匯債務為向H股股東派發股息。因此，本集團並無任何重大外匯風險。

資產抵押

於二零零一年六月三十日，本集團將帳面淨值約為人民幣5,128萬元的建築物及機器設備用於抵押，以獲取給予本集團之借款。

業績展望

二零零一下半年，國民經濟將繼續保持穩定的發展勢頭，國家將加大農業基礎設施投入，但整個農機行業銷量下滑的趨勢仍然沒有明顯的改善。農民收入增長緩慢，購機慾望不強，市場有效需求不足；國家繼續實行「三退三還」，保護生態環境和農產品結構調整等政策仍會對我公司主導產品產生衝擊，公司面臨的經營環境日益嚴峻。但隨著農業產業結構的進一步調整，農業適度經營規模的發展，國家治理環境工程、小城鎮建設及西部大開發的實施以及南水北調、西電東送、西氣東輸、青藏鐵路、國家「五縱七橫」公路等大型基本建設工程的開工，為公司拖拉機變型產品及工程機械產品提供了潛在的市場前景和機遇。面對以上種種困難和機遇，公司將採取以下措施改善經營：

一、 繼續強化拖拉機產品的開發工作，鞏固拖拉機產品對公司經濟發展的基礎性作用：

1. 充分挖掘履拖的潛在優勢，加大履拖變型產品的開發力度，滿足小城鎮建設和貧困縣公路與國道及省道連接的需求，減輕因現有履拖產品銷量下降對公司效益帶來的壓力。

2. 做好市場細分，加快30/40輪拖上能力，滿足農村經濟結構調整和適度經營規模發展對該系列產品需求的增長。



3. 提高大輪拖產品的可靠性，滿足國內外兩個市場的要求；80-120馬力輪拖重點發展高、低檔產品系列，以滿足不同用戶的需要。正在開發的大型輪拖變型產品銷量預計會有較大的增長。

4. 完善現有農機具的性能，穩定質量，抓住國家和各地方政府提高農民收入和治理環境所帶來的市場機遇，加速拖拉機配套農機具的開發，使其盡快成為公司的新的經濟增長點。

二、 提高工程機械產品的技術含量和工藝能力，保持壓實和攤鋪等路面機械的優勢，加大技術開發力度，在鞏固、拓展其市場的同時，積極開發公路養護機械等有市場前景的產品。

三、 提高管理水平，改善內部經營環境，不斷進行管理創新，提高質量體系有效性，進一步強化成本管理工作，有效控制採購成本，以推行戰略採購為突破口，確保降成本目標的實現。

四、 結合科爾尼管理諮詢公司提出的診斷意見和方案，積極推行企業內部改革，加快企業內部組織結構的調整和業務與資源的整合，提高企業競爭能力。

本公司董事會相信，通過產品結構調整和合理的人力資源調整，強化和改善內部管理，克服外部不利的經營環境對公司的影響，抑制效益的下滑，使公司的運行逐步步入良性循環的軌道。

H股募集資金使用情況

本公司於一九九七年六月二十三日，公開發售在香港聯合交易所有限公司上市的H股連隨後兩次行使部份超額配股權配售在內的新H股335,000,000股，共籌得約人民幣1,615,500,000元（約港幣1,507,500,000元）。

本公司發行H股募集所得資金按招股書運用如下：

- 約人民幣87,900,000元用於支付新股發行費用；
- 約人民幣274,700,000元用於收購華晨中國機械控股有限公司、上海強農(集團)股份有限公司、一拖寧波中策拖拉機汽車有限公司及投資一拖清江拖拉機有限公司、一拖瀋陽拖拉機有限公司、一拖(洛陽)收穫機械有限公司及一拖(洛陽)工程機械有限公司；
- 約人民幣271,630,000元用於購買固定資產和增置在建工程(用於100-120馬力輪式拖拉機項目、100-120馬力履帶拖拉機及大型鑄鐵件靜壓造型生產線及其他技改技措項目)；
- 約人民幣305,900,000元用於償還銀行貸款和約人民幣102,000,000元用於償還應欠控股公司的款項；及
- 其餘用作補充本公司的營運資金。

董事、監事持股情況

本公司各董事、監事或高級管理人員或彼等之關連人士於本期間概無於本公司或任何聯繫公司之股份或債券中擁有任何權益。

購買、出售或贖回上市股份

截至二零零一年六月三十日止六個月，本公司及附屬公司概無購買、出售或贖回本公司之任何股份。



重大事項披露

1. 二零零一年五月三十一日，本公司及其附屬公司與有關人士簽訂五份有條件之更新協議及三份有條件之補充協議，以更新及修訂分別於一九九七年六月六日及一九九八年九月二十一日簽訂之協議。根據該等協議，本公司及其附屬公司與有關訂約方已有條件地同意將其中五份協議之期限由二零零一年五月八日更新至二零零四年五月七日，並修訂其中三份協議之條款，將該三份協議的期限分別由二零零二年五月七日及二零零二年十月八日延長至二零零四年五月七日。

   董事認為有關更新協議及補充協議是在本公司及其附屬公司日常業務過程按照一般商業條款及對於本公司及股東整體利益而言實屬公平合理之條款達成。本公司特委任一個獨立董事委員會，以就有關更新協議及補充協議之條款及其各自所述之交易向獨立股東提出建議。本公司亦已委任德勤企業財務顧問有限公司為獨立財務顧問，就此等協議之條款向獨立董事委員會給予意見。

   根據上市規則，有關更新協議及補充協議所述之交易構成關連交易，並於二零零一年八月二十四日經臨時股東大會審議批准。

2. 二零零一年四月二十六日，本公司董事王穩定先生請求辭任董事職務，董事會已接受該請求並於二零零一年八月二十四日經臨時股東大會審議批准。

3. 二零零一年五月二十二日，本公司出資人民幣1,569.5萬元，增加本公司在本公司附屬公司一拖(洛陽)收穫機械有限公司的投資。增資後，本公司所佔股權由90%增加至93.43%。

股東持股和股權結構變化

股本結構

於二零零一年六月三十日，本公司已發行股數為785,000,000股，其股權結構如下：

股份類別	股數	比例(%)
(1) 尚未流通國有法人股	450,000,000	57.32
(2) 已流通並於聯交所上市股(H股)	335,000,000	42.68
總股本	785,000,000	100.00

主要股東持股情況

於二零零一年六月三十日，根據香港法例第396章證券(公開權益)條例第16(1)條(「證券法例」)，所規定而存置之權益登記冊所記錄，擁有本公司已發行股本10%或以上之股東如下：

持股人	類別	股數	佔總股本比例(%)
中國一拖集團有限公司	國有法人股	450,000,000	57.32
香港中央結算(代理人)有限公司	H股	329,377,999	41.96

除上述披露外，董事會並無得悉任何人士直接或間接持有本公司10%或以上股份而須根據證券法例第16(1)條之規定予以記錄在已發行股份登記名冊內之權益。


YL25

統一所得稅政策

截至二零零一年六月三十日止六個月，本公司所得稅是以應課稅溢利的33%稅率計算。

委託存款

本公司的所有存款皆存於中國國有銀行及分行，並無任何款項存於非銀行金融機構。二零零一年六月，本公司貸款人民幣1億元予本公司附屬公司一拖(洛陽)建築機械有限公司，惟根據國內禁止企業間相互借貸的規定，本公司須委託有關銀行辦理，而該金額已於編製本集團之簡明綜合資產負債表時抵銷。除此之外，本公司所有存款均非以委託存款形式存於銀行，更無款項到期無法收回情況。

重大訴訟

期內，本公司未涉及任何重大訴訟或仲裁。

職工住房

由於所有職工住房均由控股公司保留，所以，本公司現在並無任何房屋可售予其僱員。根據現行安排，本公司僱員自行負責購買房屋(包括控股股東所保留之房屋)的費用。

員工、酬金及培訓

於二零零一年六月三十日，本公司共有員工15,641人，酬金總額為人民幣6,436萬元，該酬金為員工在報告期內的薪金總額。

報告期內，本公司加強了員工在公司內部的技術交流及崗位培訓，有3,369名員工參加了20小時以上的系統培訓，以進一步提高更新本公司員工的技術水平及崗位技能。

最佳應用守則

董事會認為本公司於截至二零零一年六月三十日止期間內遵守了上市規則附錄14之最佳應用守則的要求。

承董事會命

董事長

中國，河南省，洛陽市
二零零一年八月二十四日

第一拖拉機股份有限公司
中國河南省洛陽市建設路154號

FIRST TRACTOR COMPANY LIMITED
第一拖拉機股份有限公司



2001
中期業績報告